Annual Report

FEBRUARY 25, 2026



20 25

EXCELLENCE · INNOVATION · PEOPLE · GROWTH ·

STN TSX NYSE

Stantec

TABLE OF CONTENTS

70 Rainey
Texas, United States

Delivering record results and compounding growth into the future



Gord Johnston
President and CEO



Douglas K. Ammerman
Chair, Board of Directors

Stantec achieved another record-setting year in 2025. Our work continues to address some of the world's greatest challenges. This past year we helped communities improve critical infrastructure like hospitals, roads, and schools, and we supported the transition to clean energy, designing facilities for pumped storage and hydrogen fueling. We also improved water resilience and furthered research and innovation for this vital resource. Through our deep expertise in nature-based solutions, we continue to help protect and restore ecosystems, supporting biodiversity and environmental resilience. These global trends across water, health care, transportation, energy transition, and mission critical segments continue to drive strong demand for our services.

Stantec continues to deliver compounded growth through a combination of organic and acquisition growth. In 2025 we grew our net revenue by 10.7 percent compared to 2024, increased our adjusted EBITDA margin by 90 basis points to 17.6 percent, and delivered adjusted diluted earnings per share of $5.30, a year-over-year increase of 19.9 percent.

We were proud to celebrate our 150th acquisition this past year, reflecting Stantec's disciplined growth strategy and focus on expanding our expertise, geographic reach, and the services we deliver to our clients and communities. We welcomed over 1,600 talented colleagues through the strategic acquisitions of Page in the United States, Cosgroves in New Zealand, and Ryan Hanley in Ireland – growing our Stantec team to over 34,000 employees working in over 450 locations across 6 continents. M&A remains a fundamental driver of Stantec's growth, and our track record of disciplined, value-accretive execution positions us to continue expanding through strategic acquisitions in 2026 and beyond.

Over the course of the year, our work was recognized through a range of accolades from respected industry and media organizations. We were honored to be ranked the #1 architecture firm in Healthcare Worldwide by Modern Healthcare's 2025 Construction & Design survey. In addition, Time Magazine ranked Stantec among the top 50 of the World's 500 Most Sustainable Companies, and Investor's Business Daily ranked Stantec 3rd on its list of the 50 Most Sustainable Companies.

As we closed out the second year of our 2024-2026 Strategic Plan, we are proud of the meaningful progress we've made against our priorities. We are well positioned to achieve the targets set out in this Plan. And this is just the start. The momentum we are building today, combined with favorable long-term market trends and our expanding capabilities, positions Stantec to unlock meaningful growth for years to come. Ultimately, our success is – and always has been – about doing what is right, enabling us to consistently deliver strong financial and operational results while providing unique solutions for our clients around the world.

Our success is only possible because of the driven and talented people who make up our global community. It takes individuals identifying challenges and collaborating across our footprint to create unique solutions. We thank our employees for their hard work and dedication and look forward to building on our achievements in 2026.

We extend our sincere thanks to our Board of Directors for their unwavering commitment to strong governance and fulfilling their mandate on behalf of our shareholders.

To our shareholders, thank you for your continued support as we execute our strategy and drive long-term value creation.

millions (C$) except per share amounts

Gross Revenue and Net Revenue



- □ □ Gross revenue
- ■ ■ Net revenue

Net Income



- □ □ Adjusted net income
- ■ ■ Net income

Adjusted EBITDA



- ■ ■ Adjusted EBITDA
- — Adjusted EBITDA Margin

Diluted Earnings per Share (C$)



- □ □ Adjusted diluted EPS
- ■ ■ Diluted EPS

Cash Flow



- □ □ Operating cash flow
- ■ ■ Free cash flow

Capital Returned to Shareholders



- □ □ Share Repurchase
- ■ ■ Dividends

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, and free cash flow are non-IFRS measures discussed in the Definitions of Non-IFRS and Other Financial Measures section of this 2025 annual report.



Sand Island Wastewater
Treatment Plant
Hawaii, United States

Our Business Vision

The success of our clients, communities, and people worldwide is our greatest ambition

Our Values

We put people first
People are at the heart of everything we do; they give our work purpose.

We are better together
When smart, passionate, creative people come together, real possibilities are unleashed.

We do what is right
We approach every project as a partnership because our work creates a lasting impact on our clients' communities.

We are driven to achieve
We believe that transformation—in our work and in ourselves—is truly possible. We're defined by our entrepreneurial spirit and our unwavering pursuit of not only what's next, but also what's best.

Diversified geographic footprint



24% Global

2025 Net Revenue by Reportable Segment percent of net revenue

24% Canada

52% United States

34,000
Employees (approximately)

9,400
Canada

13,200
United States

11,400
Global

Infrastructure



26% % of 2025 total Net Revenue

$1.7B Net Revenue

4.6% Year-over-Year Growth

We evaluate, plan, and design infrastructure solutions for transportation, community development, and urban spaces that are resilient and community friendly.

Buildings



24% % of 2025 total Net Revenue

$1.5B Net Revenue

21.5% Year-over-Year Growth

We deliver integrated architecture, engineering, interior design, and planning solutions that draw upon our expertise to create lower-carbon innovations and strengthen communities through the power of design.

Water



22% % of 2025 total Net Revenue

$1.4B Net Revenue

14.0% Year-over-Year Growth

We design solutions to provide resilience and improve health and quality of life through clean, safe water. We support the needs of communities and industry throughout the water life cycle with tailored solutions for sustainable water resources, planning, management, and infrastructure.

Environmental Services



17% % of 2025 total Net Revenue

$1.1B Net Revenue

3.2% Year-over-Year Growth

We provide a wide array of permitting, conservation, ecosystem restoration, health sciences, and ESG strategy services to preserve and minimize impacts to environmental, cultural, and social resources.

Energy & Resources

11% % of 2025 total Net Revenue

$0.8B Net Revenue

11.1% Year-over-Year Growth

We provide safe and sustainable solutions for the world's energy and resource needs and support the energy transition with a growing focus on renewable sources.

Our Approach

At Stantec, our strong business and financial outcomes reflect our authentic approach to environmental, social, and governance matters. We are designers, architects, engineers, scientists, planners, and project managers innovating together to support a more sustainable world. We are operationally carbon neutral and continue our journey to net zero. Stantec is committed to climate action and actively supports the United Nations Sustainable Development Goals (SDGs). Our project work focuses on creating sustainable communities for our clients around the world.

Our Core SDGs

We support and measure our collective impact against the United Nations Sustainable Development Goals.

















6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND

Delivering Value

Our winning strengths and focused priorities deliver a compelling investment proposition for our shareholders.

Our Strategic Growth Initiatives

- Climate Solutions
- Communities and Infrastructure of the Future
- Future Technology

Our Strengths

- Engineering design
- Technology
- Climate Action
- Global presence
- Solutions
- Collaboration

Our Priorities

- People
- Innovation
- Community
- Sustainability
- Excellence in project delivery

HC Farms In-Lieu-Fee Mitigation Project
Indiana, United States

A-
CDP Score

Eighth year recognized for climate leadership and emissions reduction, 2025 CDP Climate

Balanced Representation

44% of our Board of Directors and 40% of our C-Suite are women

Advancing Indigenous Science and Engineering Society

Listed on Top 50 Workplaces for Indigenous STEM Professionals for the sixth year in a row

Indigenous Relations

Sustainability-linked loan savings donated to Indigenous non-profits providing climate action

Waverley Brownfield Redevelopment
United Kingdom

Index to Management's Discussion and Analysis

Management's Discussion and Analysis

February 25, 2026

This Management's Discussion and Analysis (MD&A) of Stantec Inc.'s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2025, dated February 25, 2026, should be read in conjunction with the Company's 2025 audited consolidated financial statements and related notes for the year ended December 31, 2025. Our 2025 audited consolidated financial statements and related notes are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. This additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this MD&A.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS Accounting Standards (non-IFRS) and Other Financial Measures
The Company reports its financial results in accordance with IFRS Accounting Standards. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures, including: adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, free cash flow to net income, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS Accounting Standards are provided (see the 2025 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

Business Model

Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. Our strategy is guided by our vision: the success of our clients, communities, and people worldwide is our greatest ambition. The diverse perspectives of our partners and interested parties drive us to think beyond what's previously been done on critical issues like climate change, digital transformation, and future-proofing our communities and infrastructure.

At Stantec, community encompasses everyone connected to the work we do—from our project teams and industry colleagues to our clients and the people our work impacts. The Stantec team has grown to approximately 34,000 employees working in over 450 locations across six continents.

Key components of our business model are:

1. Geographic diversification. We conduct business in three regional operating units—Canada, the United States, and Global—offering similar services across all regions at the local level while offering the expertise of our global team.
2. Service diversification. We offer services in various sectors across the project life cycle through five business operating units (BOUs): Infrastructure, Water, Buildings, Environmental Services, and Energy & Resources.
3. Design focus. We serve the design phase of infrastructure, water, buildings, and energy & resources projects which offers higher margin opportunities and more controllable risk than integrated engineering and construction firms.
4. Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2025 Key Accomplishments

Record Performance
The world is shifting and re-shaping at a rapid pace. Stantec's expertise, industry-leading sustainability approach, and global reach make us a preferred partner for clients and communities that are tackling these challenges to create a better future for all. Against this backdrop, net revenue reached a record of $6.5 billion, driven predominantly by 5.0% organic growth and 3.9% acquisition growth. Our commitment to collaboration and delivery of integrated services across diverse business units and geographies drives steady growth. We continued to help communities improve critical infrastructure like hospitals, roads and schools, and support the transition to clean energy, designing facilities for pumped storage and hydrogen fueling. We also improved water resilience and furthered research and innovation to protect and restore ecosystems, supporting biodiversity and environmental resilience.

We continued to deliver compounded growth organically and through acquisitions to advance our 2024-2026 Strategic Plan. We achieved record earnings with 32.6% growth in net income to $479.4 million and 19.8% growth in adjusted earnings to $604.4 million. Our strong project execution and cost management drove an adjusted EBITDA margin of 17.6%, achieving our Strategic Plan target range of 17% to 18% one year earlier than anticipated. We also exceeded our Strategic Plan's real estate optimization objective and achieved an 11% footprint reduction and a per share savings of $0.17, compared to our target reduction of 10% and savings of $0.10 per share.

The record growth we achieved in 2025 is a testament to the strength of our diversified business model and our ability to address long-term critical issues and opportunities stemming from aging infrastructure and urbanization changes, climate change and resilience to weather events, future technologies, advanced manufacturing, and resource security.

Financial Strength and Disciplined Capital Allocation
We continued to be disciplined in our capital allocation strategy by prioritizing the deployment of capital towards investments in strategic acquisitions, which aggregated to $784 million, and returned capital to shareholders through dividends of $102.8 million. We completed the acquisitions of Ryan Hanley, Cosgroves, and Page, which added 1,640 employees to our organization and expanded our North American and Global footprints with new and complementary service offerings. All three have performed better than or in line with expectations and have contributed meaningfully to our results.

We generated strong free cash flows of $641.5 million and adjusted EBITDA of $1,143.7 million with growth over the prior year of 68.8% and 16.7%, respectively. Net debt to adjusted EBITDA ratio was 1.3x, remaining within our stated internal range of 1.0x to 2.0x, and provides additional capacity to fund future acquisition opportunities and growth initiatives.

Sustainability – The Stantec Way

Through our intentional approach to environmental, social, and governance matters, Stantec has solidified its position as a global leader. We are extremely proud of our accomplishments and the resulting industry accolades which include:

- Recognized by CDP for consistently demonstrating climate action, receiving an A- rating for the eighth year in a row;
- Placed among the top 50 of Time Magazine's World's 500 Most Sustainable Companies;
- Ranked third by Investor's Business Daily on its list of the 50 Most Sustainable Companies;
- Included in the S&P Global Sustainability Yearbook; and
- Listed on AISES' list of Top 50 Workplaces for Indigenous STEM Professionals for the sixth year in a row.

We remain committed to safety, ethics, and a collaborative work environment that offers opportunities for all our employees. We continue to reduce our emissions, maintain carbon neutrality, and are aligned with Canada's Net Zero Challenge.

Our sustainability-linked loan (SLL) structure connects to our syndicated senior credit facilities and aligns the cost of borrowing with Environmental targets. In 2025, we recognized SLL savings and directed these interest savings to Indigenous-run non-profit organizations providing climate action in various Indigenous communities.

Looking Ahead

Our work continues to address some of the world's greatest challenges. Global trends across water, transportation, energy transition and increasing energy demand, and mission-critical sectors continue to drive strong demand for our services. Our strong expertise and exceptional cross-collaboration positions us to take advantage of the organic growth ahead of us. We have the right mix between our five BOUs within multiple sub-sectors and geographies, allowing Stantec to meet the growing demands and provide a high level of diversification and resiliency within our operations.

Our industry continues to consolidate and provide robust acquisition opportunities to grow strategically in all of our key sectors and geographies.

We remain committed to delivering on the growth targets outlined in our 2024-2026 Strategic Plan.

Strategic Acquisitions Completed in 2025 and 2024

Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	BUSINESS OPERATING UNITS				
				Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
Canada								
Morrison Hershfield Group Inc. (Morrison Hershfield)	February 2024	Markham, Ontario	950	●	●	●	●	
United States								
Morrison Hershfield	February 2024	Atlanta, Georgia	200	●		●	●	
Page Southerland Page, LLC. (Page)	July 2025	Washington, DC	1,400			●		
Global								
ZETCON Ingenieure GmbH (ZETCON)	January 2024	Bochum, Germany	645	●				
Hydrock Holdings Limited (Hydrock)	April 2024	Bristol, England	950	●		●		●
Kallan Sustainable Holdings Limited and Ryan Hanley Limited (Ryan Hanley)	April 2025	Galway, Ireland	150		●			
Cosgroves Group Limited (Cosgroves)	June 2025	Christchurch, New Zealand	90			●		

2025 Financial Highlights

	2025		**2024**		**2023**	
		Year Ended Dec 31				
(In millions of Canadian dollars, except per share amounts and percentages)	**$**	**% of Net Revenue**	**$**	**% of Net Revenue**	**$**	**% of Net Revenue**
Gross revenue	**8,144.2**	**125.4%**	7,500.0	127.8%	6,479.6	127.9%
Net revenue	**6,494.8**	**100.0%**	5,866.6	100.0%	5,066.2	100.0%
Direct payroll costs	2,965.8	45.7%	2,670.9	45.5%	2,321.5	45.8%
Project margin	**3,529.0**	**54.3%**	3,195.7	54.5%	2,744.7	54.2%
Administrative and marketing expenses	2,457.5	37.8%	2,286.1	39.0%	1,965.3	38.8%
Depreciation of property and equipment	70.6	1.1%	67.7	1.2%	59.9	1.2%
Depreciation of lease assets	133.6	2.1%	127.1	2.2%	121.7	2.4%
Net impairment of lease assets and property and equipment	6.0	0.1%	34.9	0.6%	0.3	—%
Amortization of intangible assets	147.5	2.3%	123.8	2.1%	102.0	2.0%
Net interest expense and other net finance expense	102.0	1.6%	104.4	1.8%	93.0	1.8%
Other income	(18.2)	(0.4%)	(13.6)	(0.4)%	(5.2)	1.7 %
Income taxes	150.6	2.3%	103.8	1.8%	91.2	1.8%
Net income	**479.4**	**7.4%**	361.5	6.2%	316.5	6.2%
Basic and diluted earnings per share (EPS)	**4.20**		3.17		2.85	
Adjusted EBITDA (note)	**1,143.7**	**17.6%**	980.3	16.7%	831.0	16.4%
Adjusted net income (note)	**604.4**	**9.3%**	504.3	8.6%	408.4	8.1%
Adjusted EPS (note)	**5.30**		4.42		3.67	
Dividends declared per common share	**0.90**		0.84		0.78	
Total assets	**7,956.9**		6,956.1		5,766.3	
Total long-term debt	**1,818.3**		1,383.5		1,098.2	

note: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section).

We achieved record diluted earnings per share of $4.20 and adjusted earnings per share of $5.30, each an all-time high with respective increases of 32.5% and 19.9% compared to 2024. Record earnings reflect a very strong year of net revenue growth and operational performance.

- Net revenue increased 10.7%, or $628.2 million, to $6.5 billion compared to 2024, primarily driven by 5.0% organic growth and 3.9% acquisition growth. We achieved organic growth in all of our regional and business operating units, most notably in Water where organic growth was driven to 10.7%.

- Project margin increased $333.3 million, or 10.4%, to $3.5 billion as a result of net revenue growth and solid project execution. As a percentage of net revenue, project margin decreased slightly by 20 basis points from 2024 to 54.3% as a result of changes in project mix and remained in line with our expected range.

- Adjusted EBITDA increased $163.4 million, or 16.7%, to $1,143.7 million. Adjusted EBITDA margin increased by 90 basis points from 2024 to 17.6%. The increase in margin primarily reflects lower administrative and marketing expenses as a percentage of net revenue, mainly due to our continued discipline in the management of operations and higher utilization.

- Net income and diluted EPS achieved record highs in 2025. Net income increased 32.6%, or $117.9 million, to $479.4 million, and diluted EPS increased 32.5%, or $1.03, to $4.20, mainly due to increases in net revenue, and as a percentage of net revenue, a 120 basis point reduction in administrative and marketing expenses, partly offset by higher amortization of intangible assets as a result of our recent acquisitions and income taxes. As well, the non-cash impairment charge from our real estate optimization strategy of $6.0 million was lower compared to $34.9 million in 2024.

- We exceeded our real estate optimization objectives outlined in our 2024-2026 Strategic Plan and drove approximately $0.17 of incremental adjusted EPS savings while reducing our footprint by 11.4% relative to our 2023 baseline.

- Adjusted net income increased 19.8%, or $100.1 million, to a record high of $604.4 million, representing 9.3% of net revenue, increasing 70 basis points compared to last year. Adjusted EPS increased 19.9%, or $0.88, to $5.30.

- Contract backlog increased to $8.6 billion, achieving a 9.5% increase from December 31, 2024, which included 8.1% acquisition growth and 3.6% organic growth. Notably, our acquisition of Page contributed to over 30% backlog growth in our Buildings business. Additionally, we achieved organic growth in all of our regions, including double digit growth of 14.2% in our Global region. Contract backlog represents approximately 13 months of work.

- Net debt to adjusted EBITDA was 1.3x at December 31, 2025—within our internal range of 1.0x to 2.0x.

- Operating cash flows increased 43.1% from $603.1 million to $862.9 million, reflecting continued strong cash flow generation through revenue growth, operational performance, and strong working capital management.

- Free cash flow to net income is 1.3x, above our target of 1.0x.

- Days sales outstanding was 69 days at December 31, 2025, a substantive improvement of 8 days compared to the prior year due to excellence in working capital management, and well under our target of 80 days.

- On February 25, 2026, our Board of Directors declared a dividend of $0.245 per share, payable on April 15, 2026, to shareholders of record on March 31, 2026.

2025 Fourth Quarter Highlights

| | Quarter Ended Dec 31 | | | |
| | 2025 | | 2024 | |
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	**2,115.8**	**129.0%**	1,959.5	132.5%
Net revenue	**1,639.7**	**100.0%**	1,478.4	100.0%
Direct payroll costs	746.8	45.5%	665.0	45.0%
Project margin	**892.9**	**54.5%**	813.4	55.0%
Administrative and marketing expenses	631.2	38.5%	590.3	39.9%
Depreciation of property and equipment	16.8	1.0%	17.3	1.2%
Depreciation of lease assets	35.0	2.1%	31.9	2.2%
Net impairment of lease assets and property and equipment	7.7	0.5%	4.3	0.3%
Amortization of intangible assets	51.7	3.2%	24.3	1.6%
Net interest expense and other net finance expense	30.9	1.9%	25.9	1.8%
Other income	(2.5)	(0.1%)	(6.7)	(0.5%)
Income taxes	28.2	1.7%	28.1	1.9%
Net income	**93.9**	**5.7%**	98.0	6.6%
Basic and diluted EPS	**0.82**		0.86	
Adjusted EBITDA (note)	**283.5**	**17.3%**	246.5	16.7%
Adjusted net income (note)	**142.8**	**8.7%**	126.2	8.5%
Adjusted EPS (note)	**1.25**		1.11	
Dividends declared per common share	**0.225**		0.210	

note: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section).

Our fourth quarter results include robust net revenue growth of 10.9%, strong operational performance, and solid earnings, achieving diluted earnings per share of $0.82 and adjusted earnings per share of $1.25.

- Net revenue increased 10.9%, or $161.3 million, to $1.6 billion, driven by 6.5% acquisition growth and 3.9% organic growth. We achieved organic growth in all of our regional operating units, and notably our Water business drove organic growth to 10.1%.

- Project margin increased 9.8%, or $79.5 million, and decreased 50 basis points as a percentage of net revenue from 55.0% to 54.5%, remaining in line with expected ranges. Project margins as a percentage of net revenue decreased primarily due to higher project recoveries and change order approvals in the comparative quarter.

- Adjusted EBITDA increased 15.0%, or $37.0 million, to $283.5 million. Adjusted EBITDA margin increased by 60 basis points over Q4 2024 to 17.3%, primarily reflecting lower administrative and marketing expenses as a percentage of net revenue, mainly due to higher utilization and our continued discipline in the management of operations.

- Net income decreased 4.2%, or $4.1 million, to $93.9 million and diluted EPS decreased 4.7% to $0.82, mainly due to higher amortization of intangible assets as a result of our recent acquisitions, partly offset by increases in net revenue and, as a percentage of net revenue, lower administrative and marketing expenses.

- Adjusted net income increased 13.2%, or $16.6 million, to $142.8 million, representing 8.7% of net revenue, up 20 basis points compared to Q4 2024. Adjusted EPS increased 12.6%, or $0.14, to $1.25.

Reconciliation of Non-IFRS Financial Measures

	Year Ended Dec 31,			Quarter Ended Dec 31,	
(In millions of Canadian dollars, except per share amounts)	**2025**	**2024**	**2023**	**2025**	**2024**
Net income	**479.4**	361.5	316.5	**93.9**	98.0
Add back (deduct):					
Income taxes	150.6	103.8	91.2	28.2	28.1
Net interest expense	100.2	103.6	91.0	30.4	25.6
Net impairment of lease assets and property and equipment (note 1)	10.6	41.7	0.1	11.1	6.8
Depreciation and amortization	351.7	318.6	283.6	103.5	73.5
Unrealized (gain) loss on equity securities	(5.7)	(6.1)	(10.5)	(2.5)	1.0
Acquisition, integration, and restructuring costs (note 4)	56.9	64.2	59.1	18.9	20.5
Gain on sale of intangible asset	—	(7.0)	—	—	(7.0)
Adjusted EBITDA	**1,143.7**	980.3	831.0	**283.5**	246.5

	Year Ended Dec 31,			Quarter Ended Dec 31,	
(In millions of Canadian dollars, except per share amounts)	**2025**	**2024**	**2023**	**2025**	**2024**
Net income	**479.4**	361.5	316.5	**93.9**	98.0
Add back (deduct) after tax:					
Net impairment of lease assets and property and equipment (note 1)	8.0	32.4	0.1	8.4	5.3
Amortization of intangible assets related to acquisitions (note 2)	78.1	69.9	52.6	27.9	11.7
Unrealized (gain) loss on equity securities (note 3)	(4.4)	(4.7)	(8.1)	(1.9)	0.8
Acquisition, integration, and restructuring costs (note 4)	43.3	50.7	47.3	14.5	15.9
Gain on sale of intangible asset (note 5)	—	(5.5)	—	—	(5.5)
Adjusted net income	**604.4**	504.3	408.4	**142.8**	126.2
Weighted average number of shares outstanding - diluted	114,066,995	114,066,995	111,228,491	114,066,995	114,066,995
Adjusted earnings per share	**5.30**	4.42	3.67	**1.25**	1.11

See the Definitions section for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: The net impairment of lease assets and property and equipment includes onerous contracts associated with the impairment for the year ended December 31, 2025 of $4.6 (2024 - $6.8; 2023 - $(0.2)) and for the quarter ended December 31, 2025 of $3.4 (2024 - $2.5). For the year ended December 31, 2025, this amount is net of tax of $2.6 (2024 - $9.3; 2023 - nil). For the quarter ended December 31, 2025, this amount is net of tax of $2.7 (2024 - $1.5).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2025, this amount is net of tax of $24.5 (2024 - $20.1; 2023 - $15.3). For the quarter ended December 31, 2025, this amount is net of tax of $8.6 (2024 - $3.4).

note 3: For the year ended December 31, 2025, this amount is net of tax of $(1.3) (2024 - $(1.4)); 2023 - $(2.4)). For the quarter ended December 31, 2025, this amount is net of tax of $(0.6) (2024 - $0.2).

note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the year ended December 31, 2025, this amount is net of tax of $13.6 (2024 - $14.5; 2023 - $13.3). For the quarter ended December 31, 2025, this amount is net of tax of $4.4 (2024 - $4.5).

note 5: For the year and quarter ended December 31, 2025, this amount is net of tax of nil (2024 - (1.5); 2023 - nil).

2025 Financial Targets

In our 2024 Annual Report, we provided our annual targets for 2025 on page M-10. Based on the strength of our financial performance and outlook for the balance of the year, we revised and narrowed certain targets contained within our 2025 guidance in both our Q2 and Q3 2025 Interim Reports.

We achieved or exceeded our targets for all measures in 2025. For further details regarding our overall annual performance, refer to the Financial Performance section.

	2025 Annual Range	2025 Results
(In millions of Canadian dollars, unless otherwise stated)		
Targets		
Net revenue growth	10% to 12%	10.7%
Adjusted EBITDA as % of net revenue (note)	17.2% to 17.5%	17.6%
Adjusted net income as % of net revenue (note)	above 8.8%	9.3%
Adjusted EPS growth (note)	18.5% to 21.5%	19.9%
Adjusted ROIC (note)	above 12.5%	12.9%
Other expectations		
Effective tax rate (without discrete transactions)	23.5% to 24.5%	23.9%
Earnings pattern	42% to 47% in Q1 and Q4	46%
	53% to 58% in Q2 and Q3	54%
Capital expenditures as % of net revenue	1.5% to 2.0%	1.1%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x	1.3
Days sales outstanding (note)	at or below 80 days	69

In setting our targets and guidance, we assumed an average value for the US dollar to be $1.36, GBP to be $1.84, and AU $0.90 in the fourth quarter 2025.

note: Adjusted EBITDA, adjusted net income, adjusted EPS, adjusted ROIC, and net debt to adjusted EBITDA are non-IFRS measures and days sales outstanding is a supplementary financial measure discussed in the Definitions section.

2026 Outlook

We operate in a dynamic global environment; however, the key demand drivers supporting our industry remain unchanged, while new trends and critical sector opportunities continue to emerge. Opportunities arising from aging infrastructure and urbanization, climate change and the need for resilience to extreme weather events, future technologies and associated energy requirements, advanced manufacturing, and resource security continue to drive growth in demand for our services.

Our 2026 targets are based on the assumption of continued public sector spending broadly aligned with currently announced programs and legislation, as well as increasing confidence and activity in the private sector.

	2026 Annual Range
Targets	
Net revenue growth	8.5% to 11.5%
Adjusted EBITDA as % of net revenue (note)	17.6% to 18.2%
Adjusted net income as % of net revenue (note)	at or above 9.5%
Adjusted EPS growth (note)	15% to 18%
Adjusted ROIC (note)	above 13%
Other expectations	
Effective tax rate (without discrete transactions)	23% to 25%
Earnings pattern	42-47% in Q1 and Q4
	53-58% in Q2 and Q3
Capital expenditures as % of net revenue	1.4% to 1.8%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Days sales outstanding (note)	at or below 75

In setting our targets and guidance, we assumed an average value for the US dollar of $1.36, GBP $1.85, and AU $0.90. For all other underlying assumptions, see page M-47.

note: Adjusted EBITDA, adjusted net income, adjusted EPS, adjusted ROIC, and net debt to adjusted EBITDA are non-IFRS measures and days sales outstanding is a supplementary financial measure discussed in the Definitions section.

We expect to achieve net revenue growth of 8.5% to 11.5% in 2026, with organic net revenue growth in the mid- to high-single digits, driven by strong demand across all geographic reporting segments and business units. Organic growth in the United States is expected to rebound to the mid- to high-single digits, supported by strong demand across all business lines. In Canada, we expect growth to continue in the mid- to high-single digits driven by public sector spending plans and continued demand in Energy & Resources. Lastly, Global is expected to maintain strong organic net revenue growth in the mid- to high-single digits, driven by continued high levels of activity in our Water business under the ongoing Asset Management Program and frameworks, strong demand in Energy & Resources, and positive demand fundamentals across other Global business units.

We anticipate adjusted EBITDA margin will continue to expand, reaching a record range of 17.6% to 18.2%. This improvement reflects strong project margins resulting from solid project execution, as well as continued discipline and enhanced strategies in the management of administration and marketing costs. These initiatives include the continued expansion of our high-value centers, optimization of digital strategies, and increased efficiencies from improved scale in certain key geographies. Adjusted EBITDA margin in the first and fourth quarters of 2026 is expected to be near or below the low end of this range due to normal seasonal factors in the northern hemisphere, offset by margins moving toward the higher end of the range, or above, in the second and third quarters as seasonal activity increases.

Overall, we expect to achieve an adjusted net income margin at or above 9.5% of net revenue, an adjusted ROIC greater than 13%, and to deliver 15% to 18% growth in adjusted EPS compared to 2025.

The above targets do not include any assumptions related to additional acquisitions, given the unpredictable nature of the timing and size of such transactions.

Financial Performance

The following sections outline specific factors that affected the results of our operations in 2025.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

In 2025, we delivered net revenue of $6.5 billion and achieved a 10.7% net revenue increase compared to 2024. Net revenue growth reflects solid performance in all of our regional and business operating units, double-digit organic growth in our Water business, and solid contributions from our acquisitions of Page, Ryan Hanley, and Cosgroves. Public infrastructure spending and private investment continued to be key growth drivers in 2025, with strong demand across our water sectors and steady project work in our transportation sectors. Another key driver is the ongoing challenge to build climate resiliency and tackle resource security. The focus on Smart Cities and buildings, including hospitals, data centers, and other mission-critical facilities to meet the needs in the civic, healthcare, residential, and industrial markets, also continues to drive growth.

We generate over 75% of gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these currencies had a net $101.5 million positive impact on our net revenue results in 2025 compared to 2024, as further described below:

- The US dollar averaged $1.37 in 2024 and $1.40 in 2025—a 2.2% increase. The strengthened US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
- The GBP averaged $1.75 in 2024 and $1.84 in 2025—a 5.1% increase. The strengthened GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
- The AU dollar averaged $0.90 in 2024 and 2025—remaining consistent with limited impact on gross and net revenues.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2025 compared to 2024.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	2025	2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,811.0	1,665.5	145.5	11.4	n/a	134.1	8.0%
United States	4,451.6	4,113.6	338.0	222.8	84.9	30.3	0.7%
Global	1,881.6	1,720.9	160.7	70.3	50.9	39.5	2.3 %
Total	8,144.2	7,500.0	644.2	304.5	135.8	203.9	
Percentage growth			8.6%	4.1%	1.8%	2.7%	

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	2025	2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,546.5	1,427.0	119.5	9.0	n/a	110.5	7.8%
United States	3,369.4	3,040.7	328.7	161.3	64.3	103.1	3.4%
Global	1,578.9	1,398.9	180.0	61.2	37.2	81.6	5.8 %
Total	6,494.8	5,866.6	628.2	231.5	101.5	295.2	
Percentage growth			10.7%	3.9%	1.8%	5.0%	

Gross Revenue by Business Operating Unit

(In millions of Canadian dollars, except percentages)	2025	2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	2,088.0	2,040.0	48.0	15.0	37.2	(4.2)	(0.2%)
Water	1,739.7	1,567.6	172.1	19.0	34.6	118.5	7.6%
Buildings	1,970.2	1,661.7	308.5	262.7	25.5	20.3	1.2%
Environmental Services	1,518.3	1,491.7	26.6	0.4	25.1	1.1	0.1%
Energy & Resources	828.0	739.0	89.0	7.4	13.4	68.2	9.2%
Total	8,144.2	7,500.0	644.2	304.5	135.8	203.9	
Percentage growth			8.6%	4.1%	1.8%	2.7%	

Net Revenue by Business Operating Unit

(In millions of Canadian dollars, except percentages)	2025	2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,706.9	1,631.3	75.6	11.5	29.2	34.9	2.1%
Water	1,415.0	1,241.0	174.0	16.4	24.5	133.1	10.7%
Buildings	1,538.0	1,265.4	272.6	198.2	18.8	55.6	4.4%
Environmental Services	1,121.5	1,086.6	34.9	0.4	18.6	15.9	1.5%
Energy & Resources	713.4	642.3	71.1	5.0	10.4	55.7	8.7%
Total	6,494.8	5,866.6	628.2	231.5	101.5	295.2	
Percentage growth			10.7%	3.9%	1.8%	5.0%	

Canada

We achieved 8.4% net revenue growth in our Canadian operations, reflecting strong organic growth. We delivered robust growth in our Water and Energy & Resources businesses. Continued momentum on wastewater solution projects contributed to over 20% organic growth in Water, and consistent progress on major power-intensive industrial processes projects drove over 15% organic growth in Energy & Resources. Solid growth in Infrastructure was primarily spurred by land development projects in Alberta, airport sector projects in Quebec, and bridge sector work in eastern Canada. Public sector investment drove growth in Buildings, primarily in our civic market.

United States

Net revenue increased 10.8%, reflecting strong acquisition growth, continued organic growth, and to a lesser extent, positive foreign exchange impact. In Buildings, net revenue increased over 30%, primarily due to our acquisition of Page and net organic growth. Public and private investments across most of our sectors, particularly in mission critical, science and technology, and civic contributed to the organic growth in Buildings. Organic growth in Water was driven by large wastewater treatment projects. Organic growth in Environmental Services was primarily driven by our energy transition, mining, and infrastructure sectors, as well as continued work for a large utility provider.

Global

In our Global operations, we achieved net revenue growth of 12.9%, reflecting strong organic and acquisition growth, and to a lesser extent, positive foreign exchange impacts. Our industry-leading Water business continued to deliver consecutive double-digit organic growth through long-term framework agreements and public sector investment in water infrastructure across the UK, Australia, and New Zealand. The ramp up of projects in Chile and Peru drove strong growth in Energy & Resources as the growing need for energy-transition solutions continued to drive demand in mining for copper. We also achieved double-digit organic growth in our German Infrastructure business due to momentum on a major public sector electrical transmission project and increased volume on transit and rail projects. Partly offsetting growth was a retraction in our Buildings business due to the wind down of several significant projects, and an overall softening in Australia's market conditions affecting non-water business lines.

Backlog

We define "backlog" as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS Accounting Standards.

Our contract backlog grew 9.5% or $746.3 million to $8.6 billion at December 31, 2025, compared to 2024, and represents approximately 13 months of work. Acquisitions completed in 2025 contributed to growth of 8.1% or $637.1 million, primarily within Buildings. Organic growth was achieved in all regions, most notably in Global with double-digit growth of 14.2%, and in our Water and Buildings businesses.Our US backlog remains at a robust level, however slower procurement cycles in the public sector led to certain project delays and contributed to slower growth.

(In millions of Canadian dollars, except percentages)	Dec 31, 2025	Dec 31, 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,760.5	1,687.1	73.4	—	n/a	73.4	4.4 %
United States	5,127.5	4,722.6	404.9	611.9	(215.8)	8.8	0.2 %
Global	1,682.2	1,414.2	268.0	25.2	41.8	201.0	14.2 %
Total	8,570.2	7,823.9	746.3	637.1	(174.0)	283.2	
Percentage growth			9.5%	8.1%	(2.2%)	3.6%	

Major Project Awards

We continue to secure major projects across various sectors, demonstrating our expertise and commitment to delivering solutions for clients. Our strategic partnerships facilitated growth and expansion across the regions we serve and led to a number of impactful opportunities.

Canada

The Buildings team has secured a design-build contract with PCL for Defence Construction Canada's multi-mission aircraft maintenance hangar at Canadian Forces Base 14 Wing in Greenwood, Nova Scotia. The Infrastructure team has been awarded a design contract for the Bradford Bypass project in the Greater Toronto Area, a new 16.3-kilometre controlled access freeway, reducing traffic congestion in one of the fastest growing regions in North America. Stantec will be responsible for project management, environmental assessment, and the engineering of highways, bridges, drainage, electrical, pavements, and foundations. The Environmental Services team was awarded the next phase of work supporting several technical scopes for LNG Canada operations following construction and commissioning of the project, including habitat effectiveness monitoring for both freshwater and marine environments, air quality support including annual reporting and annual air quality modelling, and marine mammal monitoring programs.

United States

The Buildings team was selected by a confidential artificial intelligence organization to design the initial 300–350 megawatt phase of a data center campus, which has the potential to scale up to 1 gigawatt. Stantec's scope includes buildings engineering, architectural design, automation and technology services, civil engineering, and substation design. The Infrastructure team won a competitive task order with New York's Metropolitan Transportation Authority to develop, design, and support the procurement of contracts for Americans With Disabilities Act ("ADA") transit station Design-Build projects that are scheduled for award in 2027. The Environmental Services team was selected to provide comprehensive environmental surveys and manage permitting for a 125-mile natural gas pipeline located in Tennessee. The Water team has been selected to deliver program and engineering support for the Cascade Supply Program (CSP) in Bellevue, Washington, connecting Cascade's member agencies to Tacoma's water supply. With an estimated investment of $1.0 billion, this represents Cascade's largest program to date. The CSP will prioritize major transmission pipeline segments before expanding to support infrastructure for improved water reliability.

Global

Stantec's Water team was named a preferred bidder to provide primary design for the multibillion-pound Scottish Water Enterprise, which is set to transform Scotland's water and wastewater networks. The Enterprise represents the largest investment program in Scottish Water's history, aiming to upgrade public assets to improve drinking water quality, boost water resilience, and safeguard the environment. In New South Wales, Australia, Stantec's Water team was selected to support the North West Treatment Hub Growth Program Alliance, delivering upgrades to the Hub's water resource recovery facilities and supporting the region's rapid population growth. Also in Australia, the Infrastructure team was awarded master plan review, business plan inputs, and subdivision design for Kenny Estate, owned by Suburban Land Agency. The Energy & Resources team was selected by a global mining company to complete a definition phase study for a tailings management facility in Chile, supporting a copper cathodes mine.

Project Margin

Project margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include salaries and related fringe benefits for labor hours directly associated with completing projects. Labor costs and related fringe benefits for labor hours not directly associated with completing projects are included in administrative and marketing expenses.

In general, project margin fluctuations depend on the particular mix of projects in progress and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

Project margin increased $333.3 million, or 10.4%. As a percentage of net revenue, project margin slightly decreased by 20 basis points to 54.3% and remained in line with our expectations. Net revenue growth driven by strong public and private investments contributed to project margin increases. As a percentage of net revenue, the decrease in project margin is due to a change in project mix in in the United States.

Project Margin by Reportable Segment

	2025		2024	
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	829.3	53.6 %	756.7	53.0 %
United States	1,850.4	54.9 %	1,686.1	55.5 %
Global	849.3	53.8 %	752.9	53.8 %
Total	3,529.0	54.3 %	3,195.7	54.5 %

Project Margin by Business Operating Unit

(In millions of Canadian dollars, except percentages)	2025		2024	
	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	914.8	53.6 %	869.1	53.3 %
Water	768.5	54.3 %	687.3	55.4 %
Buildings	822.5	53.5 %	684.3	54.1 %
Environmental Services	640.2	57.1 %	618.1	56.9 %
Energy & Resources	383.0	53.7 %	336.9	52.5 %
Total	3,529.0	54.3 %	3,195.7	54.5 %

In Canada, project margin increased $72.6 million to $829.3 million, and as a percentage of net revenue, project margin increased 60 basis points. A strong volume of higher margin work in Energy & Resources and Water contributed to project margin increases.

Project margin in the United States increased $164.3 million, and as a percentage of net revenue, decreased 60 basis points to 54.9%. The decrease in project margin as a percentage of net revenue was driven by a change in project mix in Water and Buildings. As well, certain project recoveries in Buildings also contributed to margin increases in 2024.

Project margin in our Global operations increased $96.4 million to $849.3 million and as a percentage of net revenue remained consistent at 53.8%. Project recoveries in our Energy & Resources business was offset by a decrease in project margin in Water due to a shift in project mix.

Administrative and Marketing Expenses

Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including training on newly integrated systems and orienting newly acquired staff. Our operations generally incur higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, results in lower staff utilization.

Administrative and marketing expenses were $2,457.5 million in 2025 compared to $2,286.1 million in 2024 and decreased as a percentage of net revenue to 37.8% from 39.0%. Our disciplined management of operations and higher utilization resulted in lower administrative and marketing costs as a percentage of net revenue. Partly offsetting the decreases were slightly higher provisions for claim estimates and software costs that were incurred as part of our investment effort to support growth.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives of 10 years and contract backlog is amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of amortization can be significant in the reporting periods following an acquisition.

Amortization of intangible assets increased $23.7 million in 2025 compared to 2024 as a result of recent acquisitions completed, including acquisitions in 2025 which added intangible assets of $192.9 million to client relationships and $61.5 million to contract backlog.

Net Impairment of Lease Assets and Property and Equipment

As part of the objectives outlined in our 2024-2026 Strategic Plan and acquisition integration activities, we continuously review our real estate lease portfolio for subleasing opportunities of certain underutilized office spaces. Consequently, we recorded a non-cash net impairment charge of $6.0 million in 2025 for various leased office spaces, primarily in our US operations. In 2024, we recorded an impairment charge of $34.9 million for various leased office spaces.

Net Interest Expense and Other Net Finance Expense

Net interest expense and other net finance expense decreased $2.4 million in 2025 compared to 2024. The decrease was primarily due to lower interest rates on our revolving credit and term loan facilities, partly offset by higher overall net debt in the year to fund our acquisitions.

Other Income

Other income increased $4.6 million in 2025 compared to 2024, primarily due to a net increase in gains on our investments held for self-insured liabilities.

Income Taxes

Our effective income tax rate increased to 23.9% in 2025 compared to 22.3% in 2024, due to the mix of earnings from the various jurisdictions we operate in and moderating impacts on tax planning strategies.

Fourth Quarter Results

The following sections outline specific factors that affected the results of our operations in Q4 2025 vs Q4 2024.

Gross and Net Revenue

Net revenue grew 10.9% in Q4 2025 compared to Q4 2024, driven largely by strong acquisition and organic growth.

Gross Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q4 2025	Q4 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	439.9	435.7	4.2	—	n/a	4.2	1.0%
United States	1,181.5	1,069.6	111.9	116.3	(1.6)	(2.8)	(0.3%)
Global	494.4	454.2	40.2	10.3	12.9	17.0	3.7%
Total	2,115.8	1,959.5	156.3	126.6	11.3	18.4	
Percentage growth			8.0%	6.5%	0.6%	0.9%	

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q4 2025	Q4 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	381.1	361.1	20.0	—	n/a	20.0	5.5%
United States	856.9	755.3	101.6	86.5	(0.4)	15.5	2.1%
Global	401.7	362.0	39.7	9.0	8.2	22.5	6.2%
Total	1,639.7	1,478.4	161.3	95.5	7.8	58.0	
Percentage growth			10.9%	6.5%	0.5%	3.9%	

Gross Revenue by Business Operating Unit

(In millions of Canadian dollars, except percentages)	Q4 2025	Q4 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	512.6	519.3	(6.7)	—	4.5	(11.2)	(2.2%)
Water	439.1	399.3	39.8	6.9	3.3	29.6	7.4%
Buildings	548.1	434.6	113.5	119.7	1.1	(7.3)	(1.7%)
Environmental Services	397.2	402.4	(5.2)	—	1.3	(6.5)	(1.6%)
Energy & Resources	218.8	203.9	14.9	—	1.1	13.8	6.8%
Total	2,115.8	1,959.5	156.3	126.6	11.3	18.4	
Percentage growth			8.0%	6.5%	0.6%	0.9%	

Net Revenue by Business Operating Unit

(In millions of Canadian dollars, except percentages)	Q4 2025	Q4 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth
Infrastructure	409.2	404.5	4.7	—	3.5	1.2	0.3%
Water	350.8	311.8	39.0	5.8	1.7	31.5	10.1%
Buildings	424.1	320.1	104.0	89.7	0.9	13.4	4.2%
Environmental Services	276.0	275.0	1.0	—	1.1	(0.1)	—%
Energy & Resources	179.6	167.0	12.6	—	0.6	12.0	7.2%
Total	1,639.7	1,478.4	161.3	95.5	7.8	58.0	
Percentage growth			10.9%	6.5%	0.5%	3.9%	

Net revenue from our Canada operations increased organically by 5.5% in Q4 2025 compared to Q4 2024, driven by double-digit organic growth in Water and Energy & Resources and solid organic growth in Buildings.

Net revenue from our United States operations grew by 13.5% compared to Q4 2024, primarily in Buildings, driven by acquisition growth of 11.5% and organic growth of 2.1%. Organic growth in the US was impacted by slower procurement cycles persisting in the public sector in the near term and elevated caution in the private sectors, particularly for larger projects, which continued longer than expected.

Our Global operations generated net revenue growth of 11.0% in Q4 2025, primarily in Water, driven by organic growth of 6.2% and acquisition growth of 2.5%.

Project Margin

Project margin increased $79.5 million in the quarter but decreased 50 basis points as a percentage of net revenue compared to Q4 2024, primarily due to higher project recoveries and change order approvals in the comparative period.

Project Margin by Reportable Segment

	Q4 2025		Q4 2024	
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	204.1	53.6 %	189.7	52.5 %
United States	468.5	54.7 %	429.9	56.9 %
Global	220.3	54.8 %	193.8	53.5 %
Total	892.9	54.5 %	813.4	55.0 %

Project Margin by Business Operating Unit

	Q4 2025		Q4 2024	
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	218.7	53.4 %	217.1	53.7 %
Water	192.9	55.0 %	173.3	55.6 %
Buildings	225.6	53.2 %	172.5	53.9 %
Environmental Services	158.7	57.5 %	161.1	58.6 %
Energy & Resources	97.0	54.0 %	89.4	53.5 %
Total	892.9	54.5 %	813.4	55.0 %

Overall, project margin increased as a result of higher net revenue from acquisitions and organic growth. In Canada, project margin as a percentage of net revenue was higher primarily due to a strong volume of higher margin projects in Energy & Resources and Water. Higher project recoveries and change order approvals in the comparative quarter contributed to project margin decreases as a percentage of net revenue in the United States. In Global, solid project execution and project mix, particularly in Buildings and Infrastructure, contributed to the increase in project margin.

Other

Administrative and marketing expenses were $631.2 million in Q4 2025 compared to $590.3 million in Q4 2024, and as a percentage of net revenue decreased 140 basis points to 38.5% in Q4 2025, primarily due to higher utilization and our disciplined management of operations. Amortization of intangible assets was higher due to acquisitions.

Our effective income tax rate in Q4 2025 was 23.1% compared to a rate of 22.3% in Q4 2024. The Q4 2025 quarterly rate decreased compared to our annual effective tax rate of 23.9% because of certain true-up estimates and adjustments recognized in the quarter.

Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years.

		2025				2024		
(In millions of Canadian dollars, except per share amounts)	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Gross revenue	2,115.8	2,140.5	1,964.3	1,923.6	1,959.5	1,929.4	1,889.7	1,721.4
Net revenue	1,639.7	1,705.4	1,596.7	1,553.0	1,478.4	1,524.8	1,493.3	1,370.1
Net income	93.9	150.0	135.4	100.1	98.0	103.2	83.2	77.1
Diluted earnings per share	0.82	1.32	1.19	0.88	0.86	0.90	0.73	0.68
Adjusted net income (note)	142.8	174.1	154.7	132.8	126.2	147.9	127.2	103.0
Adjusted EPS (note)	1.25	1.53	1.36	1.16	1.11	1.30	1.12	0.90

note: Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section.

Quarterly EPS and adjusted EPS are not additive and may not equal the annual diluted EPS reported.

The table below compares quarters, summarizing the impact of organic and acquisition growth, and foreign exchange on net revenue:

	Q4 2025 vs. Q4 2024	Q3 2025 vs. Q3 2024	Q2 2025 vs. Q2 2024	Q1 2025 vs. Q1 2024
(In millions of Canadian dollars)				
Increase in net revenue due to:				
Organic growth	58.0	84.8	71.8	80.6
Acquisition growth	95.5	79.7	12.4	43.9
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	7.8	16.1	19.2	58.4
Total increase in net revenue	161.3	180.6	103.4	182.9

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The increase in net revenue in each of the 2025 quarters compared to the same periods in 2024 reflects organic growth, acquisition growth from revenues contributed from acquisitions completed in the last twelve months, and foreign exchange impacts. (See additional information about operating results in our MD&A for each respective quarter.)

Statements of Financial Position

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2024 to December 31, 2025.

(In millions of Canadian dollars)	Dec 31, 2025	Dec 31, 2024
Total current assets	2,790.8	2,549.0
Property and equipment	308.4	299.0
Lease assets	545.4	474.3
Goodwill	3,221.8	2,712.5
Intangible assets	594.5	427.0
Net employee defined benefit asset	87.4	75.0
Deferred tax assets	115.4	119.3
Other assets	293.2	300.0
Total assets	**7,956.9**	6,956.1
Current portion of lease liabilities	113.6	113.6
Current portion of long-term debt	291.0	175.0
Current portion of provisions	46.5	66.4
All other current liabilities	1,814.9	1,624.0
Total current liabilities	2,266.0	1,979.0
Lease liabilities	585.4	528.6
Long-term debt	1,527.3	1,208.5
Provisions	191.2	167.9
Net employee defined benefit liability	18.9	22.4
Deferred tax liability	72.6	63.6
Other liabilities	55.1	41.0
Equity	3,240.4	2,945.1
Total liabilities and equity	**7,956.9**	6,956.1

Refer to the Liquidity and Capital Resources section for an explanation of the changes in current assets and current liabilities and the Shareholders' Equity section for an explanation of the changes in equity.

The carrying amounts of assets and liabilities for our US operations and certain other global subsidiaries on our consolidated statements of financial position decreased, primarily due to the weakening of the US dollar relative to the Canadian dollar, partially offset by the strengthening of the British pound and Australian dollar relative to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

The acquisition of Page, Cosgroves, and Ryan Hanley increased goodwill by $553.5 million, intangible assets by $278.1 million, lease assets by $103.1 million, property and equipment by $22.4 million, and lease liabilities by $109.0 million. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Partly offsetting the impact of acquisitions was a decrease to deferred tax assets due to changes to the treatment of research and experimentation expenditures in the US under the "One Big Beautiful Bill Act" (Bill), which was signed into law on July 4, 2025, and deferred tax liabilities increased due to the timing and deductibility of temporary items, for a combined decrease in the net asset position of $12.9 million. Additional decreases to long-term assets include depreciation and amortization expenses related to property and equipment, lease assets and intangible assets, partly offset by respective additions and modification.

Net employee defined benefit asset increased $12.4 million and net employee defined benefit liability decreased $3.5 million, for a combined increase in the net asset position of $15.9 million to a net asset of $68.5 million compared to $52.6 million in 2024. The increase in the net asset position resulted largely from remeasurement gains and contributions made in the year.

Total long-term debt increased $434.8 million due to the issuance of $425 million in senior unsecured notes and increases to notes payable, primarily to finance our 2025 acquisitions, partly offset by repayments made on our revolving credit facility. Lease liabilities also increased due to additions and modifications, partly offset by lease payments and interest accretion.

Goodwill

In accordance with our accounting policies (described in note 4 of our 2025 audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

Our Cash Generating Units (CGUs) are identified by considering the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, we define our CGUs as follows: Canada, US, Asia/Pacific, Latin America, UK/Europe/Middle East, and Germany. As goodwill is not monitored at a level lower than our operating segments, four of our CGUs (Asia/Pacific, Latin America, UK/Europe/Middle East, and Germany) are grouped into Global for the purpose of allocating goodwill and testing impairment.

On October 1, 2025, we performed our annual goodwill impairment test. We estimate the recoverable amount by using the fair value less costs of disposal approach. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of our CGUs, given the necessity of making key economic assumptions about the future.

As at October 1, 2025, we concluded that recoverable amounts of our Canada and US CGUs exceeded their carrying amounts and no reasonably possible change in any of the key assumptions would have caused the carrying amount to exceed their respective recoverable amount. The recoverable amount of our Global group of CGUs exceeded its carrying amount by $176.0 million assuming terminal operating margins averaging 10.0%. Assuming all other assumptions remain the same, either the operating margin in all forecasted periods, including the terminal period, would need to decline by 100-basis points or the discount rate would need to increase by 100-basis points for our Global group of CGUs carrying amount to exceed its recoverable amount. (Key assumptions are described in note 12 of our 2025 audited consolidated financial statements and incorporated by reference in this MD&A.)

Liquidity and Capital Resources

We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings (further described in the Capital Management section); and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital

The following table shows summarized working capital information as at December 31, 2025, compared to December 31, 2024:

(In millions of Canadian dollars, except ratios)	Dec 31, 2025	Dec 31, 2024
Current assets	2,790.8	2,549.0
Current liabilities	2,266.0	1,979.0
Working capital (note)	524.8	570.0
Current ratio (note)	1.23	1.29

note: See the Definitions section for our discussion of supplementary financial measures used.

The carrying amount of current assets and liabilities for our US operations and certain other global subsidiaries on our consolidated statements of financial position decreased, primarily due to the weakening of the US dollar relative to the Canadian dollar, partially offset by the strengthening of the British pound and Australian dollar relative to the Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Current assets increased primarily due to an increase in cash and deposits of $169.6 million (explained in the Cash Flows section), as well as a collective increase of $15.0 million in trade and other receivables, unbilled receivables, and contract assets, which included the impact of our 2025 acquisitions offset by strong collection efforts. In addition, income taxes recoverable increased due to the application of the new US Bill and timing of installment payments.

Our DSO (defined in the Definitions section) was 69 days at December 31, 2025, below our stated internal guideline and a substantive improvement of 8 days compared with December 31, 2024.

The increase in current liabilities was primarily related to the increase in trade and other payables resulting from acquisitions completed in 2025 and higher payables due to increased activities, the current portion of long-term debt (explained in the Statements of Financial Position section), and deferred revenue from acquisitions partly offset by the timing of billings.

Cash Flows

(In millions of Canadian dollars)	2025	2024	Change
Cash flows from operating activities	862.9	603.1	259.8
Cash flows used in investing activities	(534.1)	(605.0)	70.9
Cash flows used in financing activities	(139.5)	(152.1)	12.6

Cash flows from operating activities

Cash flows from operating activities were $862.9 million, which increased $259.8 million or 43.1% compared to 2024. The cash flow increase was due to continued strong revenue growth, operational performance excellence, and strong collection efforts, partly offset by the payment of higher tax installments as a result of higher earnings.

Cash flows used in investing activities

Cash flows used in investing activities were $534.1 million, a $70.9 million decrease compared to 2024. Net cash used to fund our acquisitions was $454.0 million compared to $555.0 million for acquisitions completed in 2024. Cash used to purchase property and equipment and intangible assets of $71.9 million was also lower compared to $99.0 million in 2024. Partly offsetting these reductions in the use of cash during 2025 was an increase of $44.3 million in net cash flows used in the purchase of investments held for self-insured liabilities from 2024.

Cash flows used in financing activities

Cash flows used in financing activities were $139.5 million, a $12.6 million decrease in net cash outflows compared to 2024. Net proceeds of $422.8 million were received from the issuance of senior unsecured notes during 2025 and used primarily to fund our business acquisitions. In addition, repayments made to reduce notes payable and other financing obligations decreased $18.4 million from 2024. These were offset by an increase in net repayments made to our revolving credit facilities and bank indebtedness of $396.2 million and lease liabilities of $25.4 million.

Capital Management

Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Dec 31, 2025	Dec 31, 2024
Current and non-current portion of long-term debt	1,818.3	1,383.5
Less: cash and cash equivalents	(398.1)	(228.5)
Bank indebtedness	29.6	17.1
Net debt	1,449.8	1,172.1
Shareholders' equity	3,240.4	2,945.1
Total capital managed	4,690.2	4,117.2
Adjusted EBITDA (note)	1,143.7	980.3
Net debt to adjusted EBITDA ratio (note)	1.3	1.2

note: See the Definitions section for our discussion of non-IFRS measures used.

At December 31, 2025, our net debt to adjusted EBITDA ratio was 1.3x, an increase from 1.2x at December 31, 2024. The higher ratio was primarily due to the timing of our strategic acquisitions in 2025 compared to the prior year, partly offset by the increase in free cash flow of 68.8% and adjusted EBITDA growth of 16.7%. We remained within our stated internal guideline throughout the year, providing additional capacity to fund future acquisition opportunities and growth initiatives.

Our credit facilities include:

- senior unsecured notes of $975 million;
- syndicated senior unsecured credit facilities of $1.5 billion, structured as a sustainability-linked loan, consisting of a revolving credit facility in the maximum of $1.2 billion and a term loan of $310 million (with access to additional funds of $600 million through an accordion feature);
- unsecured bilateral credit facilities, including a term facility of CA$100 million and a revolving facility of US$100 million; and
- an uncommitted unsecured multicurrency credit facility of £20 million and an overdraft facility of AU$5 million

We issued $425 million of senior unsecured notes on June 10, 2025 that mature on June 10, 2032. We amended our syndicated senior unsecured credit facilities on June 11, 2025, which increased the senior revolving credit facility from $800 million to $1.2 billion and extended its maturity date from June 27, 2029 to June 11, 2030. For our unsecured bilateral credit facilities, we renewed our CA$100 million term facility on June 25, 2025 to mature on June 26, 2026, and entered into a US$100 million revolving credit facility on July 15, 2025 to mature on July 15, 2027. The increase in our credit facilities reflects the growth in our operations and credit capacity and ensures we have the flexibility to capitalize on growth opportunities.

We are required to comply with certain covenants as part of our senior unsecured notes, syndicated senior credit facilities, and unsecured bilateral credit facilities. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At December 31, 2025, $1,325.4 million was available in our credit facilities for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the year ended December 31, 2025.

Shareholders' Equity
Shareholders' equity increased $295.3 million from December 31, 2024. The increase in shareholders' equity was mainly due to net income of $479.4 million earned in 2025, partly offset by other comprehensive loss of $81.3 million, primarily related to exchange differences on translation of our foreign subsidiaries, and $102.8 million in dividends declared.

Our Normal Course Issuer Bid (NCIB) on the TSX, which enabled us to repurchase up to 2,281,339 of our common shares during the period of December 13, 2024 to December 12, 2025, expired in December 2025. We also had an Automatic Share Purchase Plan with a broker that allowed the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We did not repurchase any common shares during 2025 or 2024.

Other
Outstanding Share Data
Common share outstanding were 114,066,995 at December 31, 2025 and February 25, 2026.

Contractual Obligations
As part of our operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, lease arrangements, purchase and service obligations, and other obligations at December 31, 2025, on an undiscounted basis.

(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Debt	1,830.3	298.5	679.0	427.8	425.0
Interest on debt	238.2	61.0	87.9	61.4	27.9
Bank indebtedness	29.6	29.6	—	—	—
Lease liabilities	829.4	142.9	275.6	173.6	237.3
Variable lease payments and other lease obligations	336.7	58.1	96.4	73.7	108.5
Restoration	42.2	7.9	11.2	9.3	13.8
Purchase and service obligations	195.0	73.7	90.5	30.8	—
Other obligations	160.9	64.5	61.6	1.1	33.7
Total contractual obligations	3,662.3	736.2	1,302.2	777.7	846.2

Payment Due by Period

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows and Capital Management sections and notes 16 and 25 in our 2025 audited consolidated financial statements, incorporated by reference in this MD&A.

Our lease arrangements include non-cancellable rental payments for office space, vehicles, and other equipment. Purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Other obligations include amounts payable under our Long-Term Incentive Plan and obligations for our end of employment benefit plans. Failure to meet the terms of our lease payment commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The above table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans' board of trustees; the most recent were completed as at March 31, 2024. The Company expects to contribute approximately $7 million to the pension plans in 2026.

Off-Balance Sheet Arrangements

We issue letters of credits within our revolving credit facility and we have a separate facilities outside of our revolving credit facility that provide letters of credit. As at December 31, 2025, we had off-balance sheet financial arrangements relating to letters of credit under our revolving credit facility of $7.9 million and $111.7 million in aggregate letters of credit outside of our revolving credit facility. The letters of credit expire at various dates before October 2036, except for $53.9 million that have open-ended terms. These—including the guarantees of certain office rental obligations—were issued in the normal course of operations.

In the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. These bonds are intended to provide owners with financial security regarding the completion of their project in the event of default. At December 31, 2025, we have $37.4 million in bonds issued for our continuing operations expiring on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

In the normal course of business, we also provide indemnifications and, in limited circumstances, surety bonds and guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Stantec to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk

We hold total return swap (TRS) agreements with financial institutions to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for cash-settled units.

These arrangements are further described in note 24 of our 2025 audited consolidated financial statements, incorporated by reference in this MD&A.

Market risk

We are exposed to various market factors that can affect our performance, primarily our currency and interest rates. Management is closely monitoring the impacts on our risk exposure and will adjust our risk management approach as necessary.

Credit risk

Our credit risk is highly diversified across clients, industries and geographies and our customers are primarily public sector entities and high-quality private clients. We limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. We mitigate risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Foreign exchange risk

A significant portion of our revenue and expenses are in foreign currencies, primarily in US dollars, British pounds, and Australian dollars. As a result, our earnings, cash flows, and other comprehensive income are exposed to fluctuations resulting from foreign exchange rate variability. We minimize our exposure to foreign exchange fluctuations on translation of foreign-denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts. Foreign exchange fluctuations arising from translating foreign subsidiaries are not hedged.

Interest rates

We are subject to interest rate cash flow risk to the extent that our credit and term loan facilities are based on floating interest rates. We are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. The effect of a 1.0% increase or decrease in the interest rate on our credit and term loan facilities at December 31, 2025 (with all other variables held constant) would have decreased or increased net income by $3.4 million, respectively.

Price risk

We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. For our investments held for self-insured liabilities, the effect of a 5.0% increase or decrease in equity prices at December 31, 2025 (with all other variables held constant) would have increased or decreased net income by $3.2 million, respectively.

We are also exposed to changes in our share price arising from our cash-settled share-based payments as our obligation under these arrangements is based on the price of our shares. We have entered into TRS agreements to mitigate a significant portion of our exposure to this risk.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. In 2025, total sales to our joint ventures were $207.3 million, and at December 31, 2025, receivables from our joint ventures were $30.0 million.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, credit facility agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in note 32 of our 2025 audited consolidated financial statements and are incorporated by reference in this MD&A.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company. Total compensation to key management personnel and directors recognized as an expense was $44.8 million in 2025 and $39.3 million in 2024.

Critical Accounting Developments, Estimates, and Measures

Accounting Developments
Recently Adopted
The following amendments and interpretations were effective January 1, 2025 or during 2025 and did not have a material impact on our consolidated financial statements.

- Lack of Exchangeability (Amendments to IAS 21)
- Guarantees Issued on Obligations of Other Entities (IFRIC agenda decision)
- Disclosures About Uncertainties in Financial Statements (IASB illustrative examples)

Future Adoptions
The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently considering the impact of adopting the standard and amendments on our consolidated financial statements and cannot reasonably estimate the effect at this time.

- IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements and will be accompanied by limited amendments to IAS 7 Statement of Cash Flows.
- Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2025, audited consolidated financial statements and are incorporated by reference in this MD&A.

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2025, audited consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this MD&A.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:

- Revenue and cost recognition on contracts
- Assessment of impairment of non-financial assets
- Fair values on business combinations
- Leases
- Provision for self-insured liabilities and claims
- Taxes, and
- Employee defined benefit plans

Uncertainties inherent in making assumptions and estimates regarding unknown future outcomes may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcomes.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections.

Materiality
We determine whether information is material based on whether we believe that a reasonable investor's decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted, obscured, or misstated.

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS Accounting Standards and do not have any standardized meaning prescribed by IFRS Accounting Standards. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS Accounting Standards financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS Accounting Standards measure is included on page M-8.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgment and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS Accounting Standards measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgment and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS Accounting Standards measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders' equity, determined annually. Average net debt and adjusted shareholders' equity are calculated using balances from past years. Adjusted shareholders' equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS Accounting Standards measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders' equity is shareholders' equity. A quantification of adjusted ROIC and a reconciliation of its components is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-22.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS Accounting Standards measure, cash flows from operating activities, is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Free Cash Flow to Net Income is a non-IFRS ratio that we use to measure conversion of net income into cash. It is calculated by dividing free cash flow (defined above) by net income. Free cash flow to net income is quantified in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS financial measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO) is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS Accounting Standards.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS Accounting Standards financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-23.

Additional Reconciliations of Non-IFRS Financial Measures

Free Cash Flow

(In millions of Canadian dollars)	2025	2024
Net cash flows from operating activities	862.9	603.1
Less: capital expenditures (property and equipment and intangible assets)	(71.9)	(99.0)
Less: net lease payments	(149.5)	(124.1)
Free cash flow (note)	641.5	380.0
Net income	479.4	361.5
Free cash to net income (note)	1.3	1.1

note: See the Definitions section for our discussion of non-IFRS measures used.

Adjusted Return on Invested Capital

(In millions of Canadian dollars, except ratios)	2025	2024
Adjusted net income (note 1)	604.4	504.3
Add back: net interest expense	100.2	103.6
Deduct: income taxes on net interest expense (note 2)	(23.8)	(23.1)
Adjusted net income before net interest (net of tax)	680.8	584.8
Average shareholders' equity (note 3)	3,101.2	2,658.7
Cumulative impact on average shareholders' equity of:		
Adjusted net income (note 1)	720.4	592.3
Discontinued operations (note 4)	111.9	111.9
Average adjusted shareholders' equity	3,933.5	3,362.9
Average net debt (note 3)	1,328.0	1,298.6
Average aggregate net debt and adjusted shareholders' equity	5,261.5	4,661.5
Adjusted ROIC (note 5)	12.9 %	12.5 %

note 1: Adjusted net income is a non-IFRS measure. See the Definitions section for our discussion of non-IFRS measures used and the reconciliation of adjusted net income to the most comparable measure as reported under IFRS on M-8. The cumulative impact of adjusted net income includes the impact on average shareholders' equity of all historical differences between net income and adjusted net income, including $125.0 million related to the year ended December 31, 2025 (2024 - $142.8 million).

note 2: Calculated using normalized tax rate of 23.9% in 2025 and 22.3% in 2024.

note 3: Average shareholder's equity and average net debt represents the moving average of the past four quarters.

note 4: Cumulative impact of discontinued operations includes the impact on average shareholders' equity of net income (loss) from discontinued operations (net of tax), including $12.0 million in 2020 and ($123.9 million) in 2018.

note 5: Adjusted ROIC is a non-IFRS measure. See the Definitions section for our discussion of non-IFRS measures used, including the components of the adjusted ROIC calculation.

Risk Factors

Overview

To deliver on our strategic objectives and protect shareholder value, we continually identify and manage potential Company-wide risks and uncertainties facing our business.

To effectively manage risks, our Enterprise Risk Management (ERM) program:

- Maintains a framework to support the identification and management of risks in an effective, transparent, and consistent manner
- Reviews our risk profile continuously and iteratively so risks are identified and managed as they evolve
- Responds proactively to emerging factors that may present risk to Stantec

- Considers the interdependencies and interconnectedness of risks
- Aligns and embeds risk management into key processes, including strategic planning, to reduce the effect of uncertainty on achieving our objectives
- Engages multiple sources within the organization to identify and assess risks to ensure that the ERM program is dynamic, inclusive, and is supported by the best available information
- Collaborates with Stantec's coordinated assurance functions
- Reports to our executives, Board of Directors, and Audit and Risk Committee (ARC) to provide assurance on the effectiveness of our risk management process

Board Governance and Risk Oversight

Risk oversight ultimately resides with Stantec's Board of Directors which establishes overall risk appetite and provides strategic direction to and guidance on the ERM program. The Board has delegated responsibility for oversight of the ERM program to the ARC.

The ARC supports the development and evolution of:
- Appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to our business and strategic direction
- Systems, policies, and practices to address our principal risks
- A risk appetite suitable for our organization

As part of its risk oversight mandate, the ARC receives quarterly reports on changes in principal risks, mitigation strategies, and emerging risks. It also monitors the Company's cybersecurity program and countermeasures to ensure security of Stantec's information technology systems and data, as well as any requirements related to the financial disclosure of climate-related risks.

In addition to the ARC, two other Board committees have roles in risk management:
- The Sustainability and Safety Committee (SSC) provides oversight on health and safety and other relevant operational risk exposures. In addition, the SSC focuses on environmental, social, and governance (ESG) risks, including climate-related risks and the transition to a sustainable, net-zero economy.
- The Corporate Governance and Compensation Committee (CGCC) ensures that management maintains policies designed to support an effective compliance, integrity, and ethics program. The CGCC also oversees Stantec's executive compensation program and ensures that our pay structure encourages decisions that enhance and protect shareholder value, without undue risk taking.

Management Oversight

The C-Suite is directly accountable to the board for all risk management and risk mitigation practices. With the C-Suite's oversight, responsibility for risk management is shared across the organization and is embedded into our day-to-day operations and key decision-making processes, including strategic planning and project go/no-go decisions.

The C-Suite is supported by numerous teams—Legal; Health, Safety, Security, and Environment (HSSE); Human Resources; Information Technology (IT); Finance; Corporate Sustainability; and others—that provide risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. We are attuned to emerging risks that may impact our industry, and we assemble dedicated task forces and internal committees as necessary to proactively identify and manage these challenges. Our teams regularly collaborate on matters such as artificial intelligence (AI), climate-related risks, and geopolitical and macroeconomic developments.

Our Internal Audit team provides independent assurance regarding the effectiveness and efficiency of our Company-wide risk management processes.

Principal Risks and Uncertainties

Consistent with our peers, Stantec is exposed to a number of risks and uncertainties. Our risk assessment processes have identified our most significant risks, which are described in the Risks section below. If any risks occur, individually or in combination, our business, financial condition, results of operations, prospects, and achievement of the targets set out in our 2024-2026 Strategic Plan could be materially and adversely affected, which may, among other things, cause a decline in the price of Stantec's shares, or affect our ability to declare and/or pay dividends on our shares or raise capital. Given our assessment, monitoring and mitigation efforts, we do not expect any such material adverse impacts, but we plan for them as part of our ERM processes.

The risks and uncertainties described in this MD&A do not represent all the risks we may face. Additional risks and uncertainties—including risks that we may be unaware of, risks that we are aware of but currently believe are not material, and risks that may arise based on new developments—could also become important factors that adversely affect our business. In addition, the cumulative impact of multiple risks arising concurrently is also a risk.

Risks
A cybersecurity breach may cause loss of critical data, interrupt operations, and cause reputational harm and lost revenues.
To conduct our business and support the delivery of professional services to our clients, we rely on information technologies including infrastructure, large scale enterprise systems, and third-party software and service providers. As we process, transmit, and store proprietary information, including the Company's and our clients' confidential information, we apply security measures and internal controls, regularly update our enterprise applications, apply security patches, conduct annual staff cybersecurity training including phishing simulations, perform penetration testing and vulnerability assessments, and carefully vet any third-party platforms we rely on. However, the threat of cyber and ransomware attacks executed through phishing, network breaches, social engineering, and other unauthorized access attempts by cyber-criminals remains high, in part due to current geopolitical instability and the rapidly evolving nature of threats, which are becoming increasingly sophisticated and utilize AI tools and other innovations. Further, third-party services may be subject to disruptions, including cyber attacks and security, network or data breaches, which may result in interruptions to our business operations.

Stantec is subject to privacy and protection of personal information laws in multiple jurisdictions, and our contracts with clients often require that we protect their confidential information from disclosure. In addition, we comply with information security standards, such as those imposed by the US Department of Commerce's National Institute of Standards and Technology 800-171, Department of Defense, Federal Acquisition Regulations, Defense Federal Acquisition Regulations, Systems and Organization Controls (SOC 2, Type 2), UK Cyber Essentials, and ISO 27001 in relation to certain projects. The loss of confidential data or an unauthorized disclosure of proprietary or personal information may harm our business, clients, and employees and result in Stantec incurring remediation and litigation costs, regulatory penalties, and costs associated with increased protection. Other possible adverse impacts may include lost revenues, reputational damage, the loss of clients or projects, or the ability to bid on certain projects.

Further, Stantec may suffer losses as a result of fraudulent cyber activity directed at the Company's financial systems or targeting our financial services staff. While we have implemented organizational controls and training to identify fraudulent cyber activity, given the increased sophistication of such activities due to AI and the unpredictable nature of attempted attacks, the risk remains high.

While we hold cyber liability insurance coverage, it may not cover all losses or fully compensate the Company for all damage it may suffer.

In the normal course of its business, Stantec's employees perform work on project sites that can be dangerous. The failure to implement or follow proper HSSE measures could result in personal injury, illness, loss of life, environmental damage, or property damage, and could have an adverse impact on Stantec's employees, reputation, and the ability to pursue or win projects.
As our employees deliver services across different geographies and sectors, they often work with or in close proximity to hazardous conditions, including but not limited to heavy mobile equipment, vehicle traffic, live electrical systems, heights, uneven terrain, and bodies of water. Each of these may expose our staff to the risk of personal injury, illness, permanent disability or loss of life, or may result in environmental or other damage to our property or the property of others. The Company's HSSE framework supports our project teams in identifying hazardous conditions and implementing appropriate HSSE plans to address them, and, in the event Stantec is responsible for managing a project site, it may be required to put in place more comprehensive HSSE protocols and procedures. The failure by Stantec or other parties to identify HSSE project risks or to follow established health and safety protocols and plans may result in HSSE incidents. Further, as a global company with staff working on projects around the world, additional risks may arise due to differing health and safety protocols, regional regulatory requirements, and operating standards.

In addition to localized hazards on job sites, our employees and project sites may also be exposed to dangerous conditions from the impacts of geopolitical events, including, but not limited to acts of terrorism, social unrest, and unlawful detention. The assessment of security risks and implementation of security plans on projects located in higher risk jurisdictions may require additional resources and could cause project delays or cancellations or result in additional costs.

HSSE incidents such as personal injury, illness, loss of life, or environmental damage, and instances of non-compliance with applicable health and safety regulations, could lead to reputational damage, civil and statutory liability, and fines or sanctions, or we may become liable for uninsured damages or damages that exceed our insurance coverage. In addition, HSSE incidents may lead to project delays or cancellations, increased project costs, and costs associated with the investigation and remediation of the incident, or they may result in the Company losing client confidence or future business, all of which could negatively impact our ability to win work and maintain our project backlog.

Claims and litigation against us could adversely impact our business.
In the ordinary course of our business, Stantec may be threatened with or named as a defendant in claims or other legal proceedings. Defending a lawsuit may require financial resources and management's time, and could result in fines, penalties, damages, substantial legal fees, or injunctive relief. Even if Stantec is successful in defending a lawsuit, there may be reputational damage. The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec's professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim. For example, structural design deficiencies have been identified at building sites in Arkansas, Florida, Georgia, and Michigan. We may incur material liabilities in relation to these and other sites with similar design issues. Potential remediation costs and obligations could be greater than expected and in excess of applicable insurance coverage, which could have a material adverse effect on our results of operations, liquidity or financial condition.
In addition, if a claim arises, we may have to account for it in the results of our operations, and we may not be able to account for offsetting expected insurance recoveries at the same time. This risk remains high due to the growth of our Company, the complexity and size of the projects we are involved in, as well as increased claims in the industry and a challenging insurance market.

Geopolitical events and developments may result in additional risks to our business and people. Our business and financial performance may be impacted due to the ripple effects that geopolitical events may have on the world economy, global trade, energy markets, security, and supply chains.
As a global company, Stantec is exposed to an increasingly interconnected and complex geopolitical landscape. Geopolitical events around the world, such as changes to government policies, the implementation of tariffs, or trade disputes may trigger new risks or amplify existing risks.

Political developments in the countries we operate in, including but not limited to changes of administration, policy and regulatory changes, changes to government programs or funding, trade disputes, barriers to international trade, and tax reforms and tariffs, may create uncertainty and impact our clients or projects (including project delays or cancellations) or financial results, influence demand for our services, increase our costs, and affect our ability to conduct our business efficiently or achieve our strategic objectives. Such events may also impact other risks that are outlined in this section, including negatively impacting economic conditions, inflation, currency exchange rates, and spending.

The emergence of international tensions or military conflicts, such as the ongoing armed conflicts between Russia and Ukraine, and in the Middle East, may lead to political uncertainty and social unrest, terrorism, supply chain issues, adverse macroeconomic conditions, market volatility, decreased public spending and slowing growth forecasts, workforce disruptions, sanctions against individuals or entities, and an increased risk of cyberattacks and ransomware activity, among other things. Each of these factors could disrupt our business and impact our financial performance. We exercise due diligence to minimize the potential of working with sanctioned entities or individuals and monitor any other sanctions that may be imposed due to geopolitical events; however, non-compliance with sanctions or other international responses by Stantec or our business partners may expose Stantec to reputational and financial risks.

With projects and office locations across the globe, our Company and staff may be exposed to events such as civil unrest, political tensions in connection with elections, criminal activity, acts of terrorism, public health crises and other impacts resulting from political, social, and economic issues. In addition to possible safety concerns, such events may result in a loss of markets and contract opportunities, and additional costs to mitigate security risks or implement measures to protect the safety of our employees.

We have robust business continuity plans and policies in place to assess and monitor geopolitical risks and regulatory and policy developments, and if we pursue projects in areas of conflict, we exercise due diligence to manage our risk exposure, including, most importantly, measures related to the safety and security of our staff. However, due to the uncertain, multifaceted, and often unpredictable nature of geopolitical risks, our business, employees, and operations may experience adverse impacts from geopolitical events.

The failure to attract, retain, engage, and support the wellbeing of our skilled employees could harm our ability to execute our strategy.
Stantec relies on the skills, expertise, and knowledge of our employees to execute its strategic objectives and provide our services. As competition for skilled employees remains high within our industry, we carefully monitor risks related to the management of our human resources. The failure to attract, develop, retain, and integrate skilled staff, including employees joining through acquisitions, could impede our ability to compete for and deliver projects, effectively execute our backlog, or maintain or expand client relationships. We explore opportunities to innovate and implement digital tools that increase efficiency and advance our practitioners' expertise, because the failure to do so could lead to employee disengagement or turnover.

We are committed to supporting and enhancing the well-being of our employees through our programs and practices. If we do not maintain effective leadership or support our employees, including by providing competitive compensation and well-being programs, adequate training, and development opportunities, we may face decreased productivity, increased absenteeism, negative effects on the mental and physical health of our staff, a rise in workplace incidents and accidents, and lower engagement levels. Each of these impacts may ultimately affect the quality and delivery of our professional services, result in higher employee turnover, and limit our ability to attract new employees.

Employee turnover requires the Company to dedicate time and resources to identifying, hiring, training, and integrating new employees. High turnover rates may also interrupt succession planning, project work, and may lead to the loss of project expertise, special qualifications, or security clearances, all of which could impact client relationships or our ability to execute on backlog. Competition for employees may also result in compensation inflation, impacting our margins and profitability.

Non-compliance with laws, regulations and administrative actions, including new or changing laws, regulations or actions, or new exposures to existing laws and regulations, could adversely affect our business operations and results.
Stantec's business model includes a range of business operating units and jurisdictions, each jurisdiction with its own laws, regulations, and legal requirements. These include, among others, anti-corruption, export control and anti-boycott laws, trade restrictions, sanctions, data privacy and personal information laws, antitrust laws, tax laws and regulations, governmental directives and actions, emerging regulations related to AI, human rights and modern slavery laws and reporting obligations, and evolving ESG regulations. As we continue to grow geographically and diversify our business, complying with additional (and in some cases, conflicting) laws, regulations, reporting requirements, directives, administrative actions, and standards could materially increase our costs. Non-compliance could result in penalties, legal liabilities or remediation costs, and could have a significant impact on our reputation and results. Relaxed or repealed laws, regulations, and directives could also change demand for our services, impacting our revenues.

Our operations and financial performance may be affected by governmental directives, administrative actions, or regulatory changes in jurisdictions where we conduct business. Such measures may include modifications to procurement rules, changes in compliance or certification obligations, or adjustments to trade and labor standards. As a company with significant exposure to cross-border activities and with public sector clients, we may be adversely impacted by such developments, which may be unpredictable, implemented with limited notice, and could result in increased costs, project delays, or reduced access to certain markets.

Our business operations are subject to various economic and trade sanctions laws and regulations administered by governmental authorities in the jurisdictions where we operate, including the United States, the European Union, and other countries. These laws restrict or prohibit transactions and dealings with certain countries, regions, entities, and individuals. Compliance with sanctions laws can be complex. Changes in sanctions regimes, the addition of new restricted parties, or the imposition of broader prohibitions could limit our ability to conduct business in certain markets or with certain counterparties. Failure to comply with applicable sanctions laws could result in civil or criminal penalties, fines, reputational harm, and restrictions on our business activities. Additionally, inadvertent violations may occur despite our compliance efforts, which could have an adverse effect on our financial condition and operational results.

While we have a comprehensive code of business conduct in place, along with other policies and practices designed to support compliance with laws and regulations and prioritize conducting our business in accordance with high ethical and legal standards, such controls are subject to inherent limitations including human error or the intentional, fraudulent or criminal acts or misconduct of our staff, agents, partners or third parties. Any such acts could expose our Company to fines and penalties, legal liability, sanctions, or impact our ability to bid on projects or deliver our services. Moreover, they may impact our reputation, operating results or financial condition, as well as our ability to attract and retain staff.

Compliance with information security standards, such as those imposed by the US Department of Commerce's National Institute of Standards and Technology 800-171, Federal Acquisition Regulations, Defense Federal Acquisition Regulations, Systems and Organization Controls (SOC) 2, and ISO 27001 are increasingly common requirements to bid on projects as required by clients and regulatory compliance frameworks. Our failure to meet those requirements would limit our ability to pursue projects.

We also support clients on various projects and at times assist them in submitting related applications for permits and approvals from regulatory agencies. Regulatory agencies may revise, relax or repeal their permitting and approval requirements, which could cause project delays and scope changes, including scope reduction, or a reduction in demand for these services, therefore exposing Stantec to financial losses or impacting our backlog. These projects may also be subject to continuous governmental oversight or review. If there are violations found by a government agency on a client's project, the government agency may also claim Stantec is in violation of applicable laws and regulations. In these cases, Stantec will defend itself, but cannot predict the outcomes, which may be unfavorable, resulting in citations, fines and/or penalties, and lawsuits against Stantec may arise in the future as a result.

There are additional compliance requirements and risks as a government contractor.
Stantec provides services to government agencies, and as such, we are subject to unique contract terms and various laws and regulations, including complex public procurement laws, that are applicable to government contractors. Some of these contract terms, certifications, and related government regulations may, among other things, permit the government to terminate a contract for convenience, prohibit us from equitably balancing liability in our contracts, or expose us to liability under the US False Claims Act or similar legislation. In addition, applicable laws and regulations impose additional requirements and some may control or restrict how we conduct our business. Complying with these requirements could necessitate additional internal controls, impose additional administrative and operational burdens on the Company, and increase costs as well as introduce additional regulatory oversight. Moreover, government scrutiny of contractors' compliance with these laws and regulations through audits and investigations is inherent in government contracting; and from time to time, we receive inquiries, investigative demands, subpoenas, and similar requests related to our ongoing business with government entities. The failure to comply with the terms of a government contract or applicable laws, regulations and policies, or any violations stemming from an audit or investigation, could result in the termination of a contract, civil or criminal liability, penalties, suspension or debarment from eligibility for awards of new government contracts or option renewals, and could also potentially increase costs, including legal fees and expenses, and harm Stantec's reputation, market standing, and revenues.

Given the nature of our government business, these audits, reviews, and investigations may focus, among other areas, on various aspects of procurement integrity, labor time reporting, sensitive and/or classified information access and control, our programs and practices, including executive compensation and hiring practices, incurred and claimed costs, allegations of false claims, and post government employment restrictions. Responses to such matters may require time and effort and can result in considerable costs being incurred by Stantec. Such requests can also lead to the assertion of claims or the commencement of administrative, civil, or criminal legal proceedings against Stantec and others, as well as to settlements.

With respect to sensitive information access and control, Stantec performs services under contracts that are classified or subject to security restrictions. The failure to manage classified contract requirements or the mishandling of classified information could harm key client interests, damage Stantec's reputation, and cause financial loss. In its performance of classified contracts, Stantec is required to observe certain requirements related to its foreign ownership, control, or influence, as well as comply with expanding statutes and regulations prohibiting contracts with certain covered entities. In addition, Stantec's employees engaged on classified contracts may be required to obtain and retain security clearances. The failure to observe these requirements or failure to maintain security clearances could result in Stantec losing the ability to perform classified contracts and/or result in liability.

Failure to maintain effective operational management practices may adversely affect Stantec's financial condition and results of operations.

For Stantec to succeed, our internal processes—including billing and collection tools, project management, subcontractor management, administrative overhead control, participation in joint arrangements, and workforce utilization— must be managed effectively.

The following risks may result in additional costs, lower profits or project losses:

Uncollectible accounts and long collection cycles

At any time, Stantec carries a material amount of accounts receivable on its balance sheet attributable to numerous contracts and clients. While we perform regular reviews of accounts receivable to identify clients with overdue payments and resolve issues causing delays, there is no certainty that outstanding accounts receivable will be paid on a timely basis or at all. Uncollectible accounts reduce our profits and directly impact the results of our operations.

Inefficiencies in invoicing clients or our project management processes, IT systems outages, and delays in the integration of acquired businesses all could increase the amount of time required to convert our unbilled receivables into receivables and collect on our accounts receivables. Such delays may impact our operating cash flow, limit our ability to invest in the Company's growth, and require Stantec to increase its borrowings to meet working capital requirements.

Utilization

Failure to effectively manage the Company's workforce and maintain adequate utilization (defined as the percentage of an employee's total hours doing billable work) may lead to decreased profitability and margins. The following factors, among others, may impact utilization: our ability to adequately allocate our professional staff's time between direct project hours and time spent on business development and administration, the efficiency of our internal project management procedures and systems, and the pace at which we integrate professional staff following an acquisition.

Cost overruns on fixed-price contracts

Our contract profile includes fee-for-service and fixed price contracts that are based on cost and scheduling estimates and assumptions regarding productivity, performance, future economic conditions, and availability of personnel, materials, and equipment. If our estimates and assumptions are inaccurate, or if there are changes to the scope of a project, project schedules, or to the costs of labor, equipment, and materials, then cost overruns may occur. As a result, Stantec may experience reduced profits, losses under these contracts, or claims for damages arising from the Company's failure to meet schedule or performance requirements. If cost overruns impact multiple contracts, there may be an adverse effect on our financial performance.

Failure to manage subcontractor performance

Profitably completing some contracts depends on the satisfactory performance of subcontractors and subconsultants engaged by Stantec. If these third parties do not perform to acceptable standards, or adhere to the contract schedule, Stantec may need to hire others to complete the tasks, which may add costs to a contract, impact profitability, and, in some situations, lead to significant losses and claims. Further, there could be financial or other adverse impacts to our business or results of operations if we do not appropriately flow down our contractual liability to our subcontractors and subconsultants.

We may be adversely impacted as a result of participation in joint arrangements

As part of our business strategy, Stantec may enter joint arrangements, such as partnerships or joint ventures, where control is shared with unaffiliated third parties. For certain projects, we have contractual joint and several liability with these parties. In some cases, these joint arrangements may not be subject to the same internal controls (over financial reporting and otherwise) that we follow. Failure by a joint arrangement partner to comply with rules, regulations, and client requirements may adversely impact Stantec's reputation, business, and financial condition. We attempt to mitigate these risks with mutual indemnification agreements among joint venture participants making each party liable for damages arising from their own performance and we are selective when choosing our partners.

Reduced demand for Stantec's services may impact our revenue generation, backlog, and organic growth projections.

Demand for our services is vulnerable to geopolitical and economic conditions and events. As a global firm, we are exposed to geopolitical risks and macroeconomic fluctuations in global and local economies, including capital and credit markets. Inflation, interest rates, currency fluctuations, financial and commodity market volatility, credit market disruptions, and changing government policies may negatively affect the willingness and ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms. This may impact their ability to pay us for our services on time or at all, which, in turn, may adversely affect our backlog, working capital, earnings, and cash flows. Our clients may divert or reduce spending or delay projects due to an unfavorable macroeconomic environment, changing government policies, tariffs, or as a result of geopolitical events, which could also impact our backlog and financial results.

Clients may seek to reduce, change, delay, or cancel the services they purchase, or demand more favorable contract terms, including lower prices. We may face increased competition due to economic conditions, which may lead to unfavorable contract terms that cause revenue and margin reductions and increased liability. In addition, our project margin, calculated as net revenue minus direct payroll costs, may be impacted by competition for projects, wage inflation and challenges in recovering increased labor costs through our contract rates.

Further, new trade barriers, tariffs, changes in duties or border taxes, adjustments or disruptions to government funding, and changes in laws, policies, or regulations governing the industries and sectors we work in could mean a decreased demand for our services, project delays and cancellations, or cost increases. Such changes may develop rapidly, and their impact on our business and clients may be difficult to predict.

In addition, our backlog, which we define as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date, may be affected by project delays, suspensions, cancellations, or scope adjustments that may occur from time to time due to factors beyond Stantec's control. Stantec's contracts may contain provisions that allow the client to terminate the contract upon providing us with notice within a specified time. While the termination of any single contract is unlikely to materially impact our backlog, the loss of a material client or multiple significant contracts could adversely impact our reported backlog or net revenue. In the event our business lines are affected by economic or societal conditions, reduced public or private sector capital spending, changed demand for project types, or delayed or cancelled projects, we may have difficulty increasing our market share and achieving our growth objectives.

A failure in our IT infrastructure could lead to system interruption and loss of critical data, adversely affecting our operating results.
To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. In addition, we procure third-party software to support and protect our critical business operations. A failure in our IT infrastructure, or a failure by a third-party software provider, could lead to system interruption, loss of critical data, communication issues, and service delivery delays, all of which may adversely affect our business operations and operating results. Further, we must continually upgrade our applications, systems, and network infrastructure so that our operations are adequately equipped to handle business processes and support all stages of project management. As Stantec continues to grow through acquisitions, our IT infrastructure must be agile and responsive to integrations and the addition of new regional offices and staff. The failure to maintain and upgrade our IT infrastructure in a timely and efficient manner may negatively impact project execution, integration activities, growth objectives, and employee satisfaction, which may ultimately impact our revenues and profitability.

Stantec operates in a highly competitive industry.
Our work - professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics - covers all phases of the project life cycle: planning, design, construction administration, commissioning, operations and maintenance, decommissioning, and remediation. In all these areas, we compete with other large multinational professional services firms, diversified (contracting/consulting) firms, and local, smaller, and specialist providers. Given the expanding demand for the services we provide, additional competitors will likely emerge. Our failure to effectively compete may impact our ability to win projects and could result in reduced revenue, profitability, and market share.

On any given project, the type and number of competitors vary and are dependent on factors including scale of project, geographic location, end-markets/sectors, commercial and contractual terms and risks, technical qualifications and expertise, client-led restrictions, as well as a competitor's financial and marketing resources, risk appetite, reputation, experience, and safety record. Our competitors may also enter into teaming agreements or other relationships among themselves or with third parties to increase their competitive advantage, including their ability to respond to clients' needs.

The rate and manner in which we adopt and utilize innovations and new technologies may affect our service offerings, project delivery, our competitive position, and the Company's brand.
Stantec strives to implement project solutions that incorporate software applications, data products, and digital innovation. To increase our competitiveness, profitability and improve efficiencies, we create and utilize digital assets

and tools for internal use and may develop and use technologies in project delivery. However, as we incorporate digital technologies into our business, we encounter certain risks. Costs to develop and implement digital solutions may be significant, and there is no guarantee that the digital solutions we create will be utilized on a large scale or deliver a return on investment. Our ability to develop digital solutions is dependent on the availability of capital and our effectiveness in hiring and retaining subject matter experts. In addition, there are external risks associated with digital innovation, which may include claims of intellectual property infringement, cybersecurity vulnerability arising from the use of AI and third-party applications, and professional liability claims resulting from the improper utilization of digital tools or inaccurate results produced by digital solutions. The manner in which we utilize technological and other advancements, and our ability to do so in a profitable, legal, and cybersecure manner, may impact our ability to compete, conduct our business efficiently, retain existing clients, and attract new clients. While we have developed policies and procedures with respect to our digital strategy, our failure to implement and adhere to such policies and practices and balance the use of new technologies with the associated risks may affect the scope of our service offerings, project delivery, our competitive position, and our reputation.

The rapid development of AI presents risks and opportunities for our industry.
AI is a broad field of computer science focused on creating systems capable of performing tasks that typically require human intelligence. It encompasses several subfields, including traditional AI models (commonly referred to as machine learning and deep learning models) and generative AI models (commonly referred to as large language models).

AI tools are becoming increasingly accessible, delivering advantages such as enhanced productivity and improved efficiency. Stantec may use generative AI tools to increase efficiencies in tasks like research support, documentation preparation, technical drafting, data analysis, and design visualization.

As with many innovations, the adoption and use of AI tools present risks that could lead to adverse impacts on Stantec's business. Risks include information accuracy and bias, reliability, data privacy, and confidentiality. For instance, the use of unverified AI output may lead to erroneous conclusions, which may impact the accuracy and reliability of our project deliverables. Errors and omissions in our projects may lead to litigation costs, increased insurance premiums, loss of clients and reputational damage.

In addition, contract requirements, emerging regulations, and data protection laws relating to the use of AI may create additional compliance requirements. For example, information entered into an AI tool may not be adequately protected, which may result in non-compliance with data protection laws or client contracts. Inadvertent disclosure of protected information through the use of AI tools may also result in the Company incurring regulatory penalties, fines, and litigation costs. More generally, the failure to comply with an increasing number of laws, regulations, and contract requirements could result in penalties, expose the Company to mitigation or litigation costs, and ultimately result in financial losses or impact our business, reputation or revenues.

Stantec has implemented policies and practices to prioritize transparency, quality assurance, and data protection, however, there is a risk that the rapid development of AI technology may outpace organizational controls and overwhelm efforts for a coordinated and structured rollout. The development of a disciplined approach to the use of AI tools applicable to our industry requires investment of capital, time, and human resources in order to select and test AI solutions, implement them across the organization, and provide training and support to the employees utilizing these tools. These activities are subject to the availability of capital, budget restraints, and the Company's ability to hire and retain skilled subject matter experts. The failure to adopt and utilize adequate AI tools within our Company may lead to the unauthorized use of AI solutions due to them being easily accessible, which may exacerbate other risks noted in this section.

Deficiencies in internal controls over financial reporting may adversely affect Stantec's financial condition and results of operations.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Any deficiencies in our internal controls over financial reporting and disclosure controls and procedures could result in a material misstatement in our annual or interim financial statements that may not be prevented or detected on a timely basis. A discovery of a control deficiency or a combination of deficiencies that results in a material weakness will result in management and our independent auditors reporting a material weakness in their report on internal controls over financial reporting.

If we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise or borrow capital. Failure to accurately report our financial performance on a timely basis could also result in fines or jeopardize our continued listing on the Toronto Stock Exchange, the New York Stock Exchange or any other exchange on which our common shares may be listed.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.
Capital market risks including currency risk, inflation, interest rate risk, credit risk, market price risk, and availability of capital have the potential to impact our business.

Although we report our financial results in Canadian dollars, a majority of our revenues and expenses is generated or incurred in non-Canadian dollars (primarily US dollars, British pounds sterling, and Australian dollars). Fluctuations in exchange rates between the Canadian dollar and the currencies of non-Canadian jurisdictions where we conduct business may impact our financial results.

Our credit facilities carry a floating rate of interest and, as a result, fluctuations in interest rates may adversely impact our interest costs. Our senior unsecured notes, which bear interest at a fixed rate, partly mitigate our exposure to floating rates. We are subject to interest rate pricing risk and market price risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds, and equity funds, respectively. We are also exposed to changes in our share price, as the obligation under our cash-settled long-term incentive plan is based on the price of our shares. Our expansion plans may be restricted without continued access to debt or equity capital on acceptable terms. These factors may negatively affect our competitiveness and results of operations.

In addition, market fluctuations may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms, which may impact their demand for our services and our clients' ability to pay for our services.

From time to time, we enter into contracts to manage market fluctuation risks. Further details on our market risks are included in the Financial Instruments and Market Risks section of our MD&A.

If we are not able to source suitable acquisition targets, control acquisition-related risks, or successfully manage our acquisition integration program, our business and results of operations may be adversely affected.
An integral part of Stantec's growth strategy is acquiring firms that bolster Stantec's presence in key business lines and geographies and drive growth. When sourcing acquisition targets, Stantec may face strong competition from other acquirers, which can put upward pressure on purchase prices. Suitable acquisition candidates may be difficult to find, available for a shorter window of time, and may be at multiples or under terms that are unfavorable. Expansion into new geographies may require significant resources to identify new risks, appropriately adjust the acquisition due diligence process, and successfully integrate acquired companies.

Acquisitions and integrations involve many risks and uncertainties which may adversely affect their anticipated benefits, and which may ultimately have a negative impact on our business, financial condition, and results of operations. The failure to integrate acquired companies in an effective and timely manner may prevent us from achieving the key objectives of our acquisition program, including broadening our professional service offerings and geographic presence, increasing profitability, and gaining a competitive advantage.

Risks encountered in connection with the acquisition and integration of companies include, but are not limited to:
- The need for significant cash expenditures, stock issuances and/or the assumption of debt
- Our ability to identify and quantify all significant risks during the due diligence process
- The assumption of certain liabilities associated with an acquired business, which may be known or unknown
- Our ability to complete acquisitions on acceptable terms and conditions, within planned timeframes, or at all
- The potential for decreased operating income or operating margins as a result of an acquisition, or our failure to recover investments made in connection with an acquisition
- Stantec's exposure to operational, information security, internal controls, and cybersecurity risks due to the delay in transitioning an acquired business' personnel, information technology, and financial management systems
- Costs incurred during due diligence and integration, which may be significant

- Disruption to an acquired business in connection with integration, including key personnel, client, and other relationships
- Disruption to cash flow resulting from the financial migration process of integrating the acquired business

Any of these risks could adversely affect Stantec's business and result in costs, delays, disruptions, or other financial or operational issues.

A changing climate presents risks to our business, including transitional risks and physical risks.

Transitional Risks: Transitioning to a sustainable, net-zero economy may involve extensive legal and regulatory, market, and technology changes to our business. The failure to adequately comply with new and emerging reporting requirements in the jurisdictions we operate in and to meet industry and interested parties' expectations regarding ESG matters may give rise to financial and reputational risks.

Risks associated with transitioning to a sustainable, net-zero economy include the following:

Legal and Regulatory Risks
Transitioning to a lower-carbon economy may present risks in the form of current and new environmental and climate-related risk reporting regulations, laws, and policies. While climate-related laws and regulations exist or are in development in certain jurisdictions where we operate, such regulations may be subject to change including reporting compliance timelines, applicable financial thresholds, and reporting standards. We are closely monitoring climate-related legal and regulatory developments because potential consequences of non-compliance with such regulations could include loss of market standing and reputation as well as financial losses arising from lawsuits, fines, and penalties.

Stantec provides services in various sectors across multiple geographies. As we work on infrastructure, buildings, energy and resources, water, and environmental services projects, we may encounter new regulations and policies related to environmental protection or governments' efforts to encourage or inhibit certain projects. If we fail to comply with newly introduced requirements or adequately adjust our business model, including our fees and scope on projects, we risk financial losses from decreased revenues, project delays or cancellations, penalties, as well as reputational damage. Required actions to comply with new laws and regulations could also result in increased costs for Stantec and increase the risk of non-compliance. Further, if our ESG or project-related disclosures or communications are perceived as misleading or overstated, we may face legal liability, regulatory scrutiny, or reputational harm, which could adversely affect our operations and financial performance.

Some of the codes, standards, and guidelines that govern the services Stantec provides, or the data or resources that we use in our digital tools, may be based on historical climate data and may be outdated or inaccurate because the regulatory authorities may not have yet considered current and/or projected future climate conditions or because certain climate resources may no longer be funded. This may require additional considerations on projects in light of changing climate conditions or, if inaccurate or outdated climate data is utilized, could result in professional liability claims, which would require financial resources and management's time, and could result in fines, penalties, damages, and legal fees.

As required by project scope, we may utilize our subject matter expertise in climate science, mitigation, and/or adaptation to support our clients' efforts to mitigate climate-related risks by assisting with monitoring environmental and climate-related risks that may impact our clients and projects, and providing project solutions that address those risks.

Market and Reputational Risks
Companies' climate change and sustainability actions may be considered by investors and other interested parties. Stantec has made ESG and climate commitments, including a commitment to reduce emissions according to our 1.5ºC validated near-term science-based emissions reduction target, achieving operational carbon neutrality then net zero, and aligning our corporate financing strategy with our ESG performance by issuing a sustainability-linked loan with environmental key performance indicators. While we are committed to achieving these targets within stated timeframes, our ability to do so is subject to uncertainties. For example, if emissions reductions are impacted by unexpected changes to frameworks or reporting protocols, changes in the Company's flexible workplace strategy, or the activities of an acquired company and we do not meet our targets, we could suffer reputational damage and potentially receive a penalty on our sustainability-linked loan. Stantec's reputation and market positioning may be influenced or harmed by investors' perception of our ESG decisions, our failure to reach stated targets or achieve commitments, or if greenwashing allegations are made.

Technology Risks

Stantec's use of carbon and water intensive technologies such as AI could result in increased energy usage and contribute to increased greenhouse gas emissions. This could increase Stantec's reported emissions and impact our ability to meet ESG performance targets.

Physical Risks: The probability and unpredictability of extreme weather events will likely continue to increase due to climate change.

Our Company may experience climate-related physical risks, both acute (such as hurricanes, cyclones, fires, heat waves, and flooding) and chronic (such as sustained higher temperatures, sea level rise, and changing precipitation patterns). Such events may cause outages of critical services (such as data centers, electricity, and internet connectivity), disrupt business continuity, and/or cause physical injury to our staff, resulting in the occurrence of operational response-related costs. Climate-related physical risks may cause damage to our offices and project sites, prevent our staff from travelling to work or working remotely, cause project delays, or lead to increased insurance premiums or the potential for reduced availability of insurance in high-risk locations. They may also limit the amount of time our employees can be in the field, either in response to an acute event (such as a heat wave or fire) or longer term (for example, as summer temperatures increase), resulting in changes to field work schedules, project delays or loss of revenue; cause staff-related impacts such as illness, health, and well-being issues, which may result in increased worker compensation claims and increased premiums; or cause increased operational costs due to atypical cooling, heating and air quality considerations. Our business interruption risk is exacerbated by the increasing frequency and severity of climate-related extreme weather events. Each of these factors may create financial risks for Stantec's business.

The financial impacts to our business resulting from climate-related physical risks are largely mitigated as Stantec provides people-based professional services, operates in primarily leased office space, and has comprehensive health and safety practices for office and field work. Stantec has a robust business continuity plan, office locations across the globe, and staff that are generally able to work remotely, all of which minimize the impact of any regional disruptions caused by climate change events on overall operations. In addition, through our expertise, we are able to participate in disaster preparedness planning and infrastructure recovery and assist in rebuilding communities experiencing impacts of severe weather events.

We could be adversely affected by violations of the US Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The US's Foreign Corrupt Practices Act, the UK's Bribery Act, Canada's Corruption of Foreign Public Officials Act, and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption.

We train employees to strictly comply with anti-bribery laws, and our policies prohibit employees from offering or accepting bribes in all circumstances including those where compliance with anti-corruption laws may conflict with local customs and practices. We have developed processes to advise our partners, subconsultants, suppliers, and agents who work with us or work on our behalf that they must comply with anti-corruption laws.

Despite Stantec's policies, training, and compliance programs, we cannot provide assurance that our internal controls, policies and procedures will always protect us from inadvertent, reckless, fraudulent or criminal acts committed by employees or others. Violations or allegations of violations could disrupt our business and materially adversely affect our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, and result in reputational damage, even if we are ultimately found not to have engaged in misconduct.

Force majeure events may negatively impact our ability to execute our strategy, operate our business, or maintain our financial performance.

Stantec's workforce, offices, IT infrastructure, and project sites may be impacted by events beyond our control, such as pandemics, natural disasters, extreme weather, cyber attacks, prolonged telecommunications and power outages, and acts of war or terrorism. While the diversification of geographies, business lines, and clients in our business, coupled with a strong business continuity program helps us to manage risk, the likelihood and impact of such events are difficult to predict. Depending on the type, magnitude, and frequency of force majeure events, our mitigation measures may not be sufficient, and as a result, such events could adversely affect the health and safety of our employees, as well as our business, operations, and financial results.

Unavailability of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.
We maintain insurance coverage (including project-specific professional liability insurance) with third-party insurers as part of our overall risk management strategy. If any of our third-party insurers fail, choose to exit an insurance market, or otherwise are unable to provide us with adequate insurance coverage at commercially reasonable rates, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. Further, given the evolving macroeconomic, geopolitical, and technological environment, insurers may focus on certain areas of exposure, such as AI, impacts of climate change or shifts in government policies. Insured companies, including Stantec, may be required to invest time and resources to articulate to their insurers financial, operational, and risk management aspects of their business to obtain coverage at commercially reasonable rates or to renew their existing coverage. There can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period, or that future coverage will be affordable at the desired limits.

Impairment of long-lived assets or restructuring activities may require us to record a significant charge to earnings.
Our long-lived assets, including our goodwill, leased assets, intangible assets, and others, are subject to periodic testing for impairment. Changes in our business environment, scope of business operations, and office rationalizations could result in restructuring and/or asset impairment charges.

An evolving and increasingly complex tax landscape could impair Stantec's overall capital efficiency.
Stantec's global presence and continued expansion into new geographies results in a complex tax profile that is managed by the Company's internal tax specialists, with support from external advisors. Though we maintain a low-risk tax profile by using accounting and fiscal principles to determine and support income tax positions, the complexity of various global and country-specific tax laws and ongoing global tax reform present risks for our organization. If our calculations of tax benefits and tax liabilities differ or are not recognized by applicable tax authorities or if the Company's effective income tax rate changes, there may be a material impact on the results of our net income and cash flows. In addition, the Company may incur additional expenses if further resources are required to monitor and interpret changing tax rules and regulations, respond to audits, or defend our tax position.

In some jurisdictions, Stantec has defined benefit pension plans whose net surplus or deficit position may fluctuate. Plan deficit positions could develop or grow in the future, resulting in higher cash contribution requirements.
Stantec has defined benefit pension plans for employees in certain countries. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors, including changes in applicable legislation. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially adversely affected. To partly mitigate the volatility risk of our pension deficit positions, certain of our pension plans include bulk annuity and guaranteed annuity policies which match future cash flows from the annuity policies to the timing of future payments required under those plans.

Managing Our Risks
Global Operations
We manage our business through a combination of centralized and decentralized controls that address the unique aspects of the various markets, geographies, and cultures we operate in.

Our approach to integrating acquired companies involves implementing company-wide information technology and financial management systems and providing support services from corporate and regional offices.

Business Model
Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on strategic growth initiatives and key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We believe that we are well positioned to compete in our markets due to our client-centric framework and ability to distinguish ourselves from our peers through our sustainability, innovation, digital technologies, and operational efficiency actions. Our client-focused approach, knowledge, and successful delivery often leads to us being awarded repeat work from clients, including on a sole-source basis. In addition, our successful track record of acquiring and integrating firms also provides us with a competitive advantage, along with management and technical expertise, effective service delivery, integration of digital technologies, and a robust innovation program.

We also differentiate our business from competitors by entering into both large and small contracts with varying fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. The diversified nature of our business and project mix ensures we are not overexposed to one particular service offering or client. We expect to continue to pursue selective acquisitions to increase our market share and diversify our revenue base.

Effective Processes and Systems

Our Integrated Management System (IMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec's operations (except for recent acquisitions) are certified to, or are following the requirements of, the following internationally recognized consensus ISO standards:

ISO 9001:2015 (Quality Management)
ISO 14001:2015 (Environmental Management)
ISO 45001:2018 (Occupational Health & Safety Management)
ISO/IEC 20000-1:2018 (IT Service Management)
ISO/IEC 27001:2022 (Information Security Management)

Stantec has achieved global ISO certification across the majority of its operations and geographies for the Quality Management, Environmental Management, Occupational Health & Safety Management, IT Service Management and Information Security Management standards.

Throughout our organization, we use a Project Management Framework that confirms and clarifies the expectations Stantec has of its project managers and project teams. It includes the critical tasks that affect both the management of risks and achievement of quality on typical projects.

Our internal practice audit process enables us to assess the compliance of operations with the requirements of our IMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and ISO 45001 registrations. Additionally, field-level assessments are conducted for projects involving field work, including construction-related projects. We have a formal improvement process to encourage suggestions for improvement, address nonconformances, promote root-cause analysis, and document follow-up actions and responsibilities.

Our largest and most complex projects are supported by Major Project teams, which provide specialized program and project management services within each of our business operating units.

Our comprehensive defense-in-depth IT security (cybersecurity) program is designed to identify, protect, detect, and respond to and recover from security incidents. Key initiatives include information security and acceptable use policies, practices, and procedures; awareness campaigns for staff (including mandatory annual cybersecurity training); and a range of security initiatives for enforcing security standards, including regular external perimeter penetration tests against Stantec. Our integrated Security Incident Response team is linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members provide company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects with heightened or unique risk factors.

Reporting to management and the ARC, our global internal audit team conducts independent audits over key financial and operational processes. An annual audit plan is developed using a risk-based approach and in consultation with management. As well, annually, the internal audit team conducts independent assurance testing over financial and information technology controls in support of Sarbanes-Oxley certifications.

Insurance

Our policies include but are not limited to the following types of insurance: general liability; automobile liability and physical damage; workers' compensation and employer's liability; directors' and officers' liability; professional liability, pollution, cybersecurity; fiduciary; and crime. We have regulated/licensed captive insurance companies to fund the payment of professional liability self-insured retentions related to claims as well as specific types of insurance policies such as employment practices and medical stop loss. Subject to availability, we or our clients obtain project-specific professional liability insurance when required or as needed on large and/or complex projects.

Growth Management

We have an acquisition and integration program managed by a dedicated Corporate Development team, which is responsible for:

- Identifying and valuing acquisition candidates
- Undertaking and coordinating due diligence
- Negotiating and closing transactions
- Integrating employees and leadership structures and systems

To manage risks associated with the integration process, we assign accountability for acquisition integration to the Corporate Development team which has developed, through continuous learning and experience, a comprehensive approach that addresses every step of integrating an acquired business into Stantec. A senior regional or business leader is also appointed for each acquisition. We have implemented a hybrid model of on-site and remote work, which reduces administrative costs while remaining responsive to changing circumstances.

Capital Liquidity

We meet our capital liquidity needs and fund our acquisition strategy through various sources, including cash generated from operations, short- and long-term borrowing from our syndicated unsecured senior credit facilities, unsecured bilateral facilities, uncommitted unsecured multicurrency and overdraft facilities, issuance of senior unsecured notes, and the issuance of common shares.

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2025.

As permitted by published guidance of the SEC in the United States, management's evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired businesses of Ryan Hanley, Cosgroves, and Page. The financial results are included in the Company's 2025 audited consolidated financial statements because these entities were acquired by the Company through a business combination during 2025. The aggregate assets of these entities represent 2.5% of the Company's total assets as at December 31, 2025, and the aggregate liabilities represent 4.5% of the Company's total liabilities as at December 31, 2025. Gross revenue earned from the date of acquisition to December 31, 2025, represents 3.0% of the Company's gross revenue for the year ended December 31, 2025.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud.

Management's Annual Report on Internal Control over Financial Reporting and the Independent Auditors' Report on Internal Controls accompanies our 2025 audited consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2025, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Subsequent Event

Dividends
On February 25, 2026, our Board of Directors declared a dividend of $0.245 per share, payable on April 15, 2026, to shareholders of record on March 31, 2026.

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this MD&A has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2026 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:

- Our alignment with Canada's Net Zero challenge;
- Our belief that global trends continue to drive strong demand for our services;
- Our knowledge of our industry which continues to consolidate and provide robust acquisition opportunities to grow strategically in all our key sectors and geographies;
- Our intention to continue to pursue selective acquisitions;
- Our belief that we are well positioned to take advantage of the organic growth ahead of us due to our strong expertise and our exceptional cross collaboration;
- Our belief that we have the right mix between our five BOUs within multiple sub-sectors and geographies to meet growing demands and provide a high level of diversification and resiliency within our operations;
- Our commitment to deliver on the growth targets outlined in our 2024-2026 Strategic Plan;
- Our expectations in our Outlook section to address our targets and expectations for 2026:
  - Our belief that opportunities arising from aging infrastructure and urbanization, climate change and the need for resilience to extreme weather events, future technologies and associated energy requirements, advanced manufacturing, and resource security continue to drive growth in demand for our services;
  - Public sector spending will continue in alignment with currently announced programs and legislation, as well as increasing confidence and activity in the private sector;
  - Net revenue growth of 8.5% to 11.5%, with organic net revenue growth in the mid- to high-single digits;
  - Organic growth in Canada, US and Global regions in the mid- to high- single digits;
  - Adjusted EBITDA margin in the range of 17.6% to 18.2%, reflecting strong project margins resulting from solid project execution, as well as continued discipline and enhanced strategies in the management of administration and marketing costs, including expanding the use of our high value centers, optimizing digital strategies, and increased efficiencies from improving scale in certain geographies:
    - Adjusted EBITDA margin in Q1 and Q4 2026 is expected to be near or below the low end of this range due to normal seasonal factors in the northern hemisphere, offset by margins moving to the higher end of the range, or above, in Q2 and Q3 of 2026 as seasonal activities increase;
  - Adjusted net income as a percentage of net revenue at or above 9.5%;
  - Adjusted EPS growth in the range of 15% to 18%;
  - Adjusted ROIC expected to be above 13%;
  - Effective tax rate (without discrete transactions) in the range of 23% to 25%, earnings pattern of 42-47% in Q1 and Q4 2026 and 53-58% in Q2 and Q3 2026, capital expenditures as a percentage of net revenue of 1.4% to 1.8%, a net debt to adjusted EBITDA ratio between 1.0x to 2.0x, and DSOs at or below 75;
- Our expectation to contribute approximately $7 million to pension plans in 2026;
- Our expectation that the major projects awarded in 2025 will proceed as planned in Canada, the United States and globally;
- Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section;
- Our belief that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures;
- Our estimates of the impact of an increase or decrease in the interest rate on our revolving credit facility and term loan balances;
- Our ability to meet the terms of our lease payment commitments on the agreed terms and conditions;
- Our estimates of the impact of an increase or decrease in market price risk on our investments held for self-insured liabilities for equity funds;

- Our expectations in the Critical Accounting Estimates section, including our belief that each of the assumptions and estimates contained therein are appropriate to the circumstances and reflect the most likely future outcomes; and
- Our expected adoption of accounting standards discussed in the Critical Accounting Developments, Estimates, and Measures section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2026 and their effect on our business. The material factors and assumptions used to support our 2026 outlook included on M-10 are set forth below:

- Management assumed an average value for the US dollar of $1.36, GBP $1.85, and AU of $0.90 for 2026.
- The overnight interest rate target is currently 2.25% in Canada, 3.65% in the US, and 3.73% in the UK. The Company's fixed rate senior unsecured notes are expected to partially offset changes in rates.
- Our effective income tax rate, without discrete transactions, is expected to be approximately 23% to 25% and was considered based on the tax rates in place as of December 31, 2025, as well as our mix of expected earnings for the countries we operate in.
- Canada's GDP is expected to grow by 1.5% in 2026, while the US is projected to see a growth rate of 2.2%. In global markets, the UK is expected to experience GDP growth of 1.3%, while Australia is forecasted to grow by 2.0%.
- In Canada, the number of total housing starts is forecasted to decrease in 2026 by 0.8% compared to 2025. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2026 is 1.34 million, a 0.1% decrease compared to 2025.
- The American Institute of Architects ABI (architectural billing index) has increased to 48.5 as of December 2025 from 44.1 at the end of 2024, reflecting a slight improvement, however architectural billings are still soft and are expected to remain consistent with 2025 levels for 2026.
- The World Bank expects oil prices for 2026 to decrease from 2025 levels, and metals, and mineral prices for 2026 to increase slightly from 2025 levels.
- Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 25, 2026, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2026, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Consolidated Financial Statements

For the Years Ended December 31, 2025, and December 31, 2024

Management Report

The annual report, including the consolidated financial statements and Management's Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The material accounting policy information is described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising five directors; none are officers or employees of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and the Report of Independent Registered Public Accounting Firm; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors' judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders' auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants. The Report of Independent Registered Public Accounting Firm outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee with and without management being present.

Gord Johnston
President & CEO
February 25, 2026

Vito Culmone
Executive Vice President & CFO
February 25, 2026

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the Company's internal control over financial reporting, as at December 31, 2025, and has concluded that such internal control over financial reporting is effective. PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2025, has also issued a report on the effectiveness of the Company's internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management's evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of Kallan Sustainable Holdings Limited and Ryan Hanley Limited (collectively, Ryan Hanley), Cosgroves Group Limited (Cosgroves), and Page Southerland Page, LLC. (Page) which are included in the Company's 2025 consolidated financial statements, because they were acquired by the Company in purchase business combinations during 2025. Ryan Hanley, Cosgroves, and Page are wholly-owned subsidiaries whose total assets and total gross revenue, excluded from management's assessment, collectively represent approximately 2.5% and 3.0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Gord Johnston
President & CEO
February 25, 2026

Vito Culmone
Executive Vice President & CFO
February 25, 2026

Stantec Inc.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Stantec Inc. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
Stantec Tower, 10220 103rd Avenue North West, Suite 2200
Edmonton, Alberta, Canada T5J 0K4
T.: +1 780 441 6700, F.: +1 780 441 6776
Fax to mail: ca_edmonton_main_fax@pwc.com

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Annual Report on Internal Control over Financial Reporting, management has excluded Kallan Sustainable Holdings Limited and Ryan Hanley Limited (collectively, Ryan Hanley), Cosgroves Group Limited (Cosgroves), and Page Southerland Page, LLC. (Page) from its assessment of internal control over financial reporting as of December 31, 2025, because they were acquired by the Company in purchase business combinations during 2025. We have also excluded Ryan Hanley, Cosgroves, and Page from our audit of internal control over financial reporting. Ryan Hanley, Cosgroves, and Page are wholly-owned subsidiaries whose total assets and total gross revenue excluded from management's assessment and our audit of internal control over financial reporting collectively represent approximately 2.5% and 3.0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Stantec Inc.

Revenue Recognition – determination of estimated contract costs for fixed-fee and variable-fee-with-ceiling contracts

As described in Notes 4 and 5 to the consolidated financial statements, the Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts using the percentage of completion method where the stage of completion is measured using costs incurred to date as a percentage of total estimated costs for each contract, which requires estimates to be made for contract costs and revenues. For the year ended December 31, 2025, revenue from fixed-fee and variable-fee-with-ceiling contracts makes up a significant portion of gross revenue of $8,144.2 million. Contract costs include direct labour, direct costs for subconsultants and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Estimated contract costs are based on various assumptions including estimated labour costs that can result in a change to contract estimates from one financial reporting period to another.

The principal consideration for our determination that performing procedures relating to revenue recognition - determination of estimated contract cost for fixed-fee and variable-fee-with-ceiling contracts is a critical audit matter is the high degree of auditor effort in performing procedures and in evaluating audit evidence related to the estimated contract costs for fixed-fee and variable-fee-with-ceiling contracts and the various assumptions used by management including estimated labour costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated contract costs for fixed-fee and variable-fee-with-ceiling contracts. These procedures also included, among others, (i) evaluating and testing management's process for determining the estimated contract costs for a sample of contracts, which included evaluating the contract terms and other documents that support those estimates; (ii) testing a sample of incurred contract costs; (iii) evaluating the reasonableness of assumptions related to estimated labour costs by assessing management's ability to reasonably estimate contract costs by performing a comparison of the actual costs with prior period estimates for a sample of contracts; and (iv) evaluating, for certain contracts, management's assessment of progress on jobs and the estimated costs to complete by interviewing project teams personnel and obtaining documentation that supports management's estimate.

Impairment Assessment of Goodwill – Global group of cash-generating units (CGUs)

As described in Notes 4, 5 and 12 to the consolidated financial statements, the Company's goodwill balance was $3,221.8 million as of December 31, 2025, and the goodwill associated with the Global group of CGUs was $879.0 million as of December 31, 2025. Management conducts an impairment test as of October 1 of each year, or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. Management compares the recoverable amount of a CGU or group of CGUs to its carrying value and if the recoverable amount is less than its carrying value, an impairment loss is recognized. The recoverable amount is estimated by management using the fair value less costs of disposal approach using market information and a discounted after-tax cash flow model. Management applied significant judgment in determining the recoverable amount of the Global group of CGUs including the use of significant assumptions relating to operating margins and the weighted average discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Global group of CGUs is a critical audit matter are (i) the significant judgment by management when determining the recoverable amount of the

Global group of CGUs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to operating margins and the weighted average discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Global group of CGUs. These procedures also included, among others (i) testing management's process for determining the recoverable amount; (ii) evaluating the appropriateness of the market information and the discounted after-tax cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted after-tax cash flow model; (iv) evaluating the reasonableness of the significant assumptions used by management related to operating margins and the weighted average discount rate; and (v) recalculating the sensitivity to changes in assumptions disclosure.

Evaluating management's assumptions related to operating margins involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Global group of CGUs; (ii) management's ability to reasonably estimate the future cash flows by performing a comparison of actual operating margins with prior period forecasts for a sample of periods; (iii) inquiries with management of the Global group of CGUs; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the market information and the discounted after-tax cash flow model and (ii) the reasonableness of the weighted average discount rate assumption.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Edmonton,Canada
February 25, 2026

We have served as the Company's auditor since 2021.

Consolidated Statements of Financial Position

As at December 31 *(In millions of Canadian dollars)*	Notes	2025 $	2024 $
ASSETS			
Current			
Cash and cash equivalents	8	**398.1**	228.5
Trade and other receivables	9	**1,306.5**	1,323.8
Unbilled receivables		**761.6**	724.5
Contract assets		**111.2**	116.0
Income taxes recoverable	26	**127.5**	64.4
Prepaid expenses		**66.7**	64.3
Other assets	14	**19.2**	27.5
Total current assets		**2,790.8**	2,549.0
Non-current			
Property and equipment	10	**308.4**	299.0
Lease assets	11	**545.4**	474.3
Goodwill	12	**3,221.8**	2,712.5
Intangible assets	13	**594.5**	427.0
Net employee defined benefit asset	18	**87.4**	75.0
Deferred tax assets	26	**115.4**	119.3
Other assets	14	**293.2**	300.0
Total assets		**7,956.9**	6,956.1
LIABILITIES AND EQUITY			
Current			
Bank indebtedness	16,24	**29.6**	17.1
Trade and other payables	15	**1,125.3**	1,018.7
Lease liabilities	24	**113.6**	113.6
Deferred revenue		**581.7**	502.4
Income taxes payable	26	**26.5**	32.3
Long-term debt	16,24	**291.0**	175.0
Provisions	17	**46.5**	66.4
Other liabilities	19	**51.8**	53.5
Total current liabilities		**2,266.0**	1,979.0
Non-current			
Lease liabilities	24	**585.4**	528.6
Long-term debt	16,24	**1,527.3**	1,208.5
Provisions	17	**191.2**	167.9
Net employee defined benefit liability	18	**18.9**	22.4
Deferred tax liabilities	26	**72.6**	63.6
Other liabilities	19	**55.1**	41.0
Total liabilities		**4,716.5**	4,011.0
Total shareholders' equity		**3,240.4**	2,945.1
Total liabilities and equity		**7,956.9**	6,956.1

See accompanying notes

On behalf of Stantec Inc.'s Board of Directors

Douglas Ammerman, Director   Gord Johnston, Director

Consolidated Statements of Income

Years ended December 31	Notes	2025	2024
(In millions of Canadian dollars, except per share amounts)		$	$
Gross revenue	28	**8,144.2**	7,500.0
Less subconsultant and other direct expenses		**1,649.4**	1,633.4
Net revenue		**6,494.8**	5,866.6
Direct payroll costs	29	**2,965.8**	2,670.9
Project margin		**3,529.0**	3,195.7
Administrative and marketing expenses	22,24,29,34	**2,457.5**	2,286.1
Depreciation of property and equipment	10	**70.6**	67.7
Depreciation of lease assets	11	**133.6**	127.1
Amortization of intangible assets	13	**147.5**	123.8
Net impairment of lease assets and property and equipment	10,11	**6.0**	34.9
Net interest expense and other net finance expense	27	**102.0**	104.4
Other income	30	**(18.2)**	(13.6)
Income before income taxes		**630.0**	465.3
Income taxes			
Current	26	**122.7**	146.2
Deferred	26	**27.9**	(42.4)
Total income taxes		**150.6**	103.8
Net income		**479.4**	361.5
Weighted average number of shares outstanding - basic and diluted		**114,066,995**	114,066,995
Earnings per share - basic and diluted		**4.20**	3.17

See accompanying notes

Stantec Inc.

Consolidated Statements of Comprehensive Income

Years ended December 31 *(In millions of Canadian dollars)*	Notes	2025 $	2024 $
Net income		**479.4**	361.5
Other comprehensive (loss) income			
Items that may be reclassified to net income in subsequent periods:			
Exchange differences on translation of foreign operations		**(89.7)**	233.2
Net unrealized gain (loss) on financial instruments	14,24	**1.9**	(5.0)
		(87.8)	228.2
Items not to be reclassified to net income:			
Remeasurement gain (loss) on net employee defined benefit plans	18	**6.5**	(0.1)
Other comprehensive (loss) income, net of tax		**(81.3)**	228.1
Total comprehensive income, net of tax		**398.1**	589.6

See accompanying notes

Stantec Inc.

Consolidated Statements of Shareholders' Equity

(In millions of Canadian dollars, except shares)	Shares Outstanding (note 22) #	Share Capital (note 22) $	Contributed Surplus $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Total $
Balance, December 31, 2023	114,066,995	1,271.3	5.5	1,104.5	69.8	2,451.1
Net income				361.5		361.5
Other comprehensive income					228.1	228.1
Total comprehensive income				361.5	228.1	589.6
Dividends declared				(95.6)		(95.6)
Balance, December 31, 2024	114,066,995	1,271.3	5.5	1,370.4	297.9	2,945.1
Net income				479.4		479.4
Other comprehensive loss					(81.3)	(81.3)
Total comprehensive income				479.4	(81.3)	398.1
Dividends declared				(102.8)		(102.8)
Balance, December 31, 2025	**114,066,995**	**1,271.3**	**5.5**	**1,747.0**	**216.6**	**3,240.4**

See accompanying notes

Stantec Inc.

Consolidated Statements of Cash Flows

Years ended December 31 *(In millions of Canadian dollars)*	Notes	2025 $	2024 $
OPERATING ACTIVITIES			
Net income		**479.4**	361.5
Add (deduct) items not affecting cash:			
Depreciation of property and equipment	10	**70.6**	67.7
Depreciation of lease assets	11	**133.6**	127.1
Amortization of intangible assets	13	**147.5**	123.8
Net impairment of lease assets and property and equipment	10,11	**6.0**	34.9
Deferred income taxes	26	**27.9**	(42.4)
Share-based compensation	22	**40.3**	43.0
Provisions	17	**78.4**	65.3
Other non-cash items		**1.6**	(1.6)
		985.3	779.3
Trade and other receivables		**124.9**	(123.7)
Unbilled receivables		**(34.9)**	(44.3)
Contract assets		**4.8**	(27.2)
Prepaid expenses		**3.3**	3.4
Income taxes net recoverable		**(72.9)**	27.7
Trade and other payables and other accruals		**(108.7)**	(59.6)
Deferred revenue		**(38.9)**	47.5
		(122.4)	(176.2)
Net cash flows from operating activities		**862.9**	603.1
INVESTING ACTIVITIES			
Business acquisitions, net of cash acquired	7	**(454.0)**	(555.0)
Purchase of investments held for self-insured liabilities	14	**(92.5)**	(40.0)
Proceeds from sale of investments held for self-insured liabilities	14	**82.0**	73.8
Purchase of property and equipment and intangible assets	10,13	**(71.9)**	(99.0)
Other		**2.3**	15.2
Net cash flows used in investing activities		**(534.1)**	(605.0)
FINANCING ACTIVITIES			
Net proceeds from issue of senior unsecured notes	16,31	**422.8**	—
Net (repayment of) proceeds from revolving credit facilities	31	**(241.1)**	175.0
Repayment of notes payable and other financing obligations	31	**(82.7)**	(101.1)
Net proceeds from (repayment of) bank indebtedness		**12.0**	(7.9)
Net lease payments	31	**(149.5)**	(124.1)
Payment of dividends to shareholders	22	**(101.0)**	(94.0)
Net cash flows used in financing activities		**(139.5)**	(152.1)
Foreign exchange (loss) gain on cash held in foreign currency		**(19.7)**	29.6
Net increase (decrease) in cash and cash equivalents		**169.6**	(124.4)
Cash and cash equivalents, beginning of the year		**228.5**	352.9
Cash and cash equivalents, end of the year	8	**398.1**	228.5

See accompanying notes

Stantec Inc.

Notes to the Consolidated Financial Statements

1. Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2025, were authorized for issuance in accordance with a resolution of the Company's board of directors on February 25, 2026. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company's registered office is located at Suite 300, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. The Company's services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation

These consolidated financial statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS Accounting Standards effective as at December 31, 2025.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the material accounting policy information. The consolidated financial statements are presented in Canadian dollars, and all values, including other currencies, are rounded to the nearest million ($000,000), except when otherwise indicated.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2025.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at December 31, 2025 and December 31, 2024. All intercompany balances are eliminated.

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. Material Accounting Policy Information

a) Cash and cash equivalents
Cash and cash equivalents include cash and unrestricted investments. Unrestricted investments are comprised of short-term bank deposits with a maturity of three months or less at inception.

b) Property and equipment
Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Depreciation is calculated over the assets' estimated useful lives on a straight-line basis as follows:

Engineering equipment	5 to 10 years	straight-line
Office equipment	10 years	straight-line
Leasehold improvements		straight-line over term of lease to a maximum of 15 years or the improvement's economic life
Other	5 to 50 years	straight-line

The residual values, useful lives, and methods of depreciation of property and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately and internally developed software are measured on initial recognition at cost. Following initial recognition, finite life intangible assets are carried at cost less any accumulated amortization and any impairment losses and indefinite life intangible assets are carried at cost less any impairment loss.

The Company's intangible assets with finite lives are amortized over their useful economic lives on a straight-line basis. Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts.

The Company also incurs costs for third-party internet-based cloud computing services. These costs are expensed in administrative and marketing expenses over the period of the service agreement when the Company determines that it has not obtained control of the software.

Intangible assets acquired from business combinations

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. The Company assigns value to acquired intangibles using an income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. Customer relationships and contract backlog are valued using the multi-period excess earnings method. The Company amortizes client relationships over 10 years and contract backlog over 1 to 3 years.

d) Leases

The Company assesses at contract inception whether a contract is a lease or contains a lease; that is, if the contract conveys the right to control the use of an identified asset for a time period in exchange for consideration.

At the commencement of a lease, the Company determines the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend or an option to terminate if it is reasonably certain to exercise an extension option or to not exercise a termination option. Management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term. The Company reassesses this when a significant event or significant change in circumstances within the Company's control has occurred.

The Company recognizes lease assets and lease liabilities for all leases, except for leases of low-value assets and short-term leases with a term of 12 months or less. The lease payments associated with those exempted leases are recognized in administrative and marketing expenses on a straight-line basis over the lease term.

The lease asset is recognized at the commencement date of the lease and initially measured at cost, which is comprised of the amount of the initial lease liability recognized less any incentives received from the lessor. Lease asset cost also includes any initial direct costs incurred, lease payments made before the commencement date, and estimated restoration costs. The lease asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the lease asset or the end of the lease term. The lease asset is periodically adjusted for impairment losses or reversals, if any, and adjusted for certain remeasurements of the lease liability.

Notes to the Consolidated Financial Statements
In Millions of Canadian Dollars Except Number
of Shares and Per Share Data

December 31, 2025　　　　　　　　　　　　　　　　F-14　　　　　　　　　　　　　　　　Stantec Inc.

The lease liability is recognized at the commencement date of the lease and initially measured at the present value of lease payments to be made over the lease term. Lease payments generally include fixed payments less any lease incentives receivable. Also, the Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component.

The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when the expected lease payments change as a result of a change in the lease term, a change in the assessment of an option to purchase the leased asset, changes in the future lease payments as a result of a change in an index or rate used to determine the lease payments, and changes in estimated payments for residual value guarantees.

e) Investments in joint arrangements and associates
Each joint arrangement of the Company is classified as either a joint operation or joint venture based on the rights and obligations arising from the contractual terms between the parties to the arrangement.

f) Provisions
General
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. Management regularly reviews the timing of the outflows of these provisions.

Provision for self-insured liabilities
The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on assumptions made by management and actuarial estimates.

Provision for claims
Provision for claims includes an estimate for costs associated with legal claims not covered by the provisions for self-insured liabilities, including claims that are subject to exclusions under the Company's commercial and captive insurance policies. Certain of these legal claims are from previous acquisitions and may be indemnified by the acquiree.

Contingent liabilities recognized in a business combination
A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured as discussed under "General".

g) Foreign currency translation
The Company's consolidated financial statements are presented in Canadian dollars, which is also the parent Company's functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. The Company is mainly exposed to fluctuations in the US dollar (US), British pound sterling (£ or GBP), and Australian dollar (AU).

Transactions and balances
Transactions in foreign currencies (those different from an entity's functional currency) are translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Foreign exchange gains and losses resulting from the settlement or translation of monetary assets and liabilities not denominated in the functional currency of an entity at each period-end date are recognized in the consolidated statements of income. Foreign exchange gains and losses resulting from the translation of financial assets classified as fair value through other comprehensive income (FVOCI) are recognized in other comprehensive income.

Foreign operations
The Company's foreign operations are translated into its reporting currency (Canadian dollar) for financial statement presentation purposes. Assets and liabilities are translated at the rate of exchange in effect at each period-end date

and revenue and expense items are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses are recognized in other comprehensive income.

h) Financial instruments
Initial recognition and subsequent measurement
Trade and other receivables and unbilled receivables that do not have a significant financing component are initially measured at the transaction price determined in accordance with IFRS 15. Financial assets (except trade and other receivables and unbilled receivables that do not have a significant financing component) are initially recognized at fair value plus directly attributable transaction costs, except for financial assets at fair value through profit and loss (FVPL) for which transaction costs are expensed. Regular way purchases or sales of financial assets are accounted for at trade dates.

Subsequent measurement of financial assets is at FVPL, amortized cost, or FVOCI. The classification is based on two criteria: the Company's business approach for managing the financial assets and whether the instruments' contractual cash flows represent "solely payments of principal and interest" on the principal amount outstanding (the SPPI criterion). The Company reclassifies financial assets only when its business approach for managing those assets changes.

Financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. Subsequent measurement of financial liabilities is at amortized cost using the effective interest rate (EIR) method. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, and thereby calculates the amortized cost and subsequently allocates the interest income or expense over the life of the instrument. Gains and losses are recognized in profit or loss when the liability is derecognized or modified, as well as through the EIR amortization process. For long-term debt, EIR amortization and realized gains and losses are recognized in net interest expense.

Fair value
For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. Fair values of cash and cash equivalents, trade and other receivables, unbilled receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of the revolving credit facility, term loan facilities, and the multicurrency credit facility (collectively the credit facilities) approximate their fair values because the applicable interest rates are based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

All financial instruments carried at fair value, or for which fair value is disclosed, are categorized into one of the following:

- Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly.
- Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity's own assumptions and are not based on observable market data.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels of the hierarchy by reassessing categorizations at the end of each reporting period.

Derivatives
From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in foreign currencies. The Company also utilizes total return swaps to manage its exposure to fluctuations in the fair value of its common shares related to its cash-settled share-based payment arrangements. The Company's policy prohibits the use of these derivatives for trading or speculative purposes.

Derivatives are recorded at fair value in the consolidated statements of financial position as either other assets or other liabilities. The fair values of the Company's derivatives are based on third-party indicators and forecasts. Changes in the fair value of derivatives not designated as hedging instruments are recognized in the consolidated statements of income. Unrealized gains and losses for derivatives designated as hedging instruments in a cash flow hedge, to the extent they are effective, are recorded in other comprehensive income and subsequently reclassified to the consolidated statements of income when the hedged item affects earnings.

i) Impairment

The carrying amounts of the Company's assets or groups of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if objective evidence of impairment exists because of one or more events that have occurred after the initial recognition of the asset (referred to as a "loss event") and if that loss event has an impact on the estimated future cash flows of the asset. When an indication of impairment exists, or annual impairment testing for an asset is required, the asset's recoverable amount is estimated.

Financial assets and contract assets

The Company recognizes a loss allowance for expected credit losses (ECLs) on financial assets and contract assets based on a 12-month ECL or lifetime ECL. The lifetime ECL (the simplified approach) is applied to trade and other receivables, unbilled receivables, contract assets, sublease receivables, and holdbacks. 12-month ECLs are recorded against all other financial assets, unless credit risk has significantly increased since initial recognition, then the ECL is measured at the lifetime ECL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive.

The loss allowance provision is based on the Company's historical collection and loss experience and incorporates forward-looking factors, where appropriate.

When the carrying amount of financial assets or contract assets is reduced through an ECL allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, lease assets, goodwill, intangible assets, and investments in joint ventures and associates, the recoverable amount is the higher of an asset's or cash-generating unit's (CGU's) value in use or its fair value less costs of disposal. The results of these valuation techniques are corroborated by the market capitalization of comparable public companies and arm's length transactions of comparable companies. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

For intangible assets, if indicators of impairment are present, the Company tests for impairment based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal method. This includes estimates of current and future contracts with clients, margins, market conditions, and the useful lives of the assets. The measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount at the CGU level.

Goodwill is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Goodwill is assessed for impairment based on the CGUs or group of CGUs to which the goodwill relates. Any potential goodwill impairment is identified by comparing the recoverable amount of a CGU or group of CGUs to its carrying value which includes the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized.

The Company may need to test its goodwill for impairment between its annual test dates if market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company's share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company's consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities or debt covenants.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed.

j) Revenue recognition

The Company generates revenue from contracts in which goods or services are typically provided over time. Revenue is measured based on the consideration the Company expects to be entitled to in exchange for providing goods and services, excluding amounts collected on behalf of third parties, such as duties and taxes collected from clients and remitted to government authorities.

While providing services, the Company incurs certain direct costs for subconsultants and other expenses that are recoverable directly from clients. The recoverable amounts of these direct costs are included in the Company's gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultants and other direct expenses. The Company assesses its revenue arrangements against specific criteria to determine whether it is acting as a principal or an agent. In general, the Company acts as a principal in its revenue arrangements because it retains control of the goods or services before they are provided to the customer.

Most of the Company's contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and therefore is not distinct. The Company's contracts may include multiple goods or services that are accounted for as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from it. If a contract has multiple performance obligations, the consideration in the contract is allocated to each performance obligation based on the estimated stand-alone selling price.

The Company transfers control of the goods or services it provides to clients over time and therefore recognizes revenue progressively as the services are performed. Revenue from fixed-fee and variable-fee-with-ceiling contracts, including contracts in which the Company participates through joint arrangements, is recognized based on the percentage of completion method where the stage of completion is measured using costs incurred to date as a percentage of estimated costs for each contract. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings is recognized as costs are incurred based on the amount that the Company has a right to invoice.

The timing of revenue recognition, billings, and cash collections results in trade and other receivables, holdbacks, unbilled receivables, contract assets, and deferred revenue in the consolidated statements of financial position. Amounts are typically invoiced as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or when contractual milestones are achieved. Receivables represent amounts due from customers: trade and other receivables and holdbacks consist of invoiced amounts, and unbilled receivables consist of work in progress that has not yet been invoiced. Contract assets represent unbilled amounts where the right to payment is subject to more than the passage of time and includes performance-based incentives and services provided ahead of agreed-upon contractual milestones. Contract assets are transferred to receivables when the right to consideration becomes unconditional. Deferred revenue represents amounts that have been invoiced but not yet recognized as revenue, including advance payments and billings in excess of revenue. Deferred revenue is recognized as revenue when (or as) the Company performs under the contract.

Revenue is adjusted for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Holdbacks and advance payments are intended to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract and do not typically result in a significant financing component.

k) Employee benefit plans
Defined benefit plans

The Company sponsors defined benefit pension plans covering certain full-time employees and past employees, primarily in the United Kingdom. Benefits are based on final compensation and years of service. Benefit costs are recognized over the periods that employees are expected to render services in return for those benefits.

The calculation of defined benefit obligations is performed at least annually by a qualified actuary, or more often as required due to plan amendments, curtailments, or settlements. Remeasurements, comprising actuarial gains and losses and the return on the plan assets (excluding interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to other comprehensive income in the period they occur. When the calculation results in a potential asset, the recognized asset is limited to the economic benefits available in the form of any future refunds or of reductions in future contributions to the plan.

Past service costs are recognized in net income on the earlier of the date of the plan amendment or curtailment and the date that the Company recognizes related restructuring costs.

Defined contribution plans
The Company also contributes to group retirement savings plans and an employee share purchase plan. Certain plans are based on employee contribution amounts and subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period the contributions are made.

l) Taxes
Tax rates and tax laws used to compute the amounts are those enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax
Income taxes payable are typically expected to be settled within twelve months of the year-end date. However, there may be instances where taxes are payable over a longer period. Portions due after a one-year period are classified as non-current and are not discounted.

Deferred tax
Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences and the carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit, and do not give rise to equal taxable and deductible temporary differences; the differences relating to investments in associates, subsidiaries, and interests in joint arrangements to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future; and income taxes from the Organisation for Economic Cooperation and Developments (OECD) Pillar Two Rules as a result of the mandatory temporary exception adopted in IAS 12.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be used. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Current income tax and deferred tax relating to transactions that are recorded directly in equity or other comprehensive income are also recorded in equity or other comprehensive income.

Sales tax
The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

m) Share-based payment transactions
Under the Company's deferred share unit plan, the board of directors may receive deferred share units (DSUs), each of which is equal to one common share. Under the Company's long-term incentive plan, certain members of the senior leadership teams are granted performance share units (PSUs) or restricted share units (RSUs) that vest and are settled after a three-year period. DSUs, PSUs, and RSUs are settled only in cash.

The cost of cash-settled transactions is measured initially at fair value at the grant date. For DSUs, this fair value is expensed on issuance with a corresponding liability recognized through other liabilities. For PSUs and RSUs, the fair value is expensed over the vesting period. These liabilities are remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

n) Business combinations and goodwill

The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any deferred or contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase or decrease of deferred or contingent consideration (recorded as notes payable on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU or group of CGUs represents the lowest level at which management monitors the goodwill.

5. Significant Accounting Judgments, Estimates, and Assumptions

Preparation of the Company's consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that may lead to a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Revenue recognition

The Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts using the percentage of completion method, which requires estimates to be made for contract costs and revenues. Contract costs include direct labor, direct costs for subconsultants, and other direct expenditures. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Contract cost estimates are based on various assumptions that can result in a change to contract profitability from one financial reporting period to another. Assumptions are made about labor productivity, the complexity of the work to be performed, the performance of subconsultants, and the accuracy of original bid estimates. Estimating costs is subjective and requires management's best judgments based on the information available at that time.

On an ongoing basis, estimated revenue is updated to reflect the amount of consideration the Company expects to be entitled to in exchange for providing goods and services. Revenue estimates are affected by various uncertainties that depend on the outcome of future events, including change orders, claims, and variable consideration.

Change orders are included in estimated revenue when management believes the Company has an enforceable right to the change order, the amount can be estimated reliably, and realization is highly probable. Claims against other parties, including subconsultants, are recognized as a reduction in costs using the same criteria. To evaluate these criteria, management considers the contractual or legal basis for the change order, the cause of any additional costs incurred, and the history of favorable negotiations for similar amounts. As change orders are not recognized until highly probable, it is possible for the Company to have substantial contract costs recognized in one accounting period and associated revenue or reductions in cost recognized in a later period.

The Company's contracts may include variable consideration such as revenue based on costs incurred and contract provisions for performance-based incentives or penalties. Variable consideration is estimated by determining the most likely amount the Company expects to be entitled to, unless the contract includes a range of possible outcomes for performance-based amounts. In that case, the expected value is determined using a probability weighting of the range of possible outcomes. Variable consideration, including change orders approved as to scope but unapproved as to price, is included in estimated revenue to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience, anticipated performance, and management's best judgment based on the information available at the time.

Consideration in contracts with multiple performance obligations is allocated to the separate performance obligations based on estimates of stand-alone selling prices. The primary method used to estimate the stand-alone selling price is expected cost plus an appropriate margin. To determine the appropriate margin, management considers margins for comparable services under similar contracts in similar markets.

Changes in estimates are reflected in the period in which the circumstances that gave rise to the change became known and affect the Company's revenue, unbilled receivables, contract assets, and deferred revenue.

b) Impairment of non-financial assets
Impairment exists when the carrying amount of an asset or CGU or group of CGUs exceeds its recoverable amount, which is the higher of its fair value less costs of disposal or its value in use. Fair value less costs to sell is based on a discounted cash flow model and observable market prices for an arm's length transaction of similar assets, less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset's performance of the CGU or group of CGUs being tested.

The Company validates its estimate of the fair value of each asset, CGU or group of CGUs, by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs and groups of CGUs with its market capitalization to determine whether the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs or groups of CGUs, the Company reviews and adjusts, if appropriate, the discount rate of the CGUs or groups of CGUs and considers whether the implied acquisition premium (if any) is reasonable in light of current market conditions. The fair value measurement is categorized as level 3 in the fair value hierarchy based on the significant inputs in the valuation technique used (note 4h).

Goodwill
To arrive at the estimated recoverable amount of goodwill, the Company uses estimates of economic and market information, including arm's length transactions for similar assets, growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU's or group of CGUs' projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering at least a five-year period derived from financial forecasts approved by senior management. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period.

Lease assets and associated property and equipment
To arrive at the estimated recoverable amount of lease assets and associated property and equipment, the Company uses economic and market information, including arm's length transactions for similar assets, estimates of future changes in variable head lease payments, potential sublease terms and conditions, including the timing and amount of associated cash inflows and initial direct costs, and assumptions about the future use of associated property and equipment.

The Company estimates the recoverable amount by using the value in use approach. It estimates fair value using market information and probability weighted pre-tax cash flow projections discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. The Company uses cash flow projections covering the remaining head lease term from financial forecasts approved by senior management.

c) Business combinations

In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the tangible and intangible assets acquired (i.e., contract backlog, client relationships, and trademarks), and deferred revenue and other liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including expected profit margin on acquired contracts, revenue growth rates, client retention rates, expected operating income, terminal growth rates, and discount rates. The fair value of deferred revenue acquired is measured as the estimated costs required to fulfill the performance obligation plus a reasonable profit margin on those costs. Estimated costs to complete are determined using the contract price and the contract costs incurred to-date.

From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors' final financial statements have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized.

Assessments are performed on acquisition agreements with deferred or contingent consideration arrangements to determine whether the amounts payable represents business combination consideration or an arrangement that is separate from the business combination. Management applies judgment and the requirements of IFRS 3 to determine whether deferred or contingent arrangements are part of the business combination consideration.

d) Leases

Lease liabilities are discounted using the Company's incremental borrowing rate (IBR) when the interest rate implicit in the lease cannot be readily determined.

The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the lease asset in a similar economic environment. The Company estimates the IBR based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated.

e) Provision for self-insured liabilities and claims

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of its services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and self-insures certain risks, including professional liability, automobile liability, and employment practices liability. In some cases, the Company may be subject to claims for which it is only partly insured or completely insured. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on management's assumptions, including consideration of actuarial estimates. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Actual losses may vary from those used in the actuarial projections. An increase or decrease in loss is recognized in the period that the loss is determined and increases or decreases the Company's self-insured liabilities and reported expenses.

Damages assessed in connection with and the cost of defending such actions could be substantial and possibly in excess of policy limits, for which a range of possible outcomes are either not able to be estimated or not expected to be significant. However, based on advice and information provided by legal counsel, the Company's previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place, in all material respects, to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company's legal claims, such as the range of possible outcomes and the progress of the litigation, provisions for self-insured liabilities and claims involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company's consolidated statements of income and financial position.

f) Taxes

The Company's income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada, United States, the United Kingdom, and Australia. The Company's effective tax rate can change from year to year based on the mix of income among jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company's income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management's expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity's domicile. Management regularly assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. If the Company determines that it is not probable that a taxation authority will accept an uncertain tax treatment, then an uncertain tax liability is recorded using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the circumstances giving rise to the uncertainty.

Uncertain tax liabilities are presented as either income taxes payable or deferred tax liabilities. This depends on whether the uncertain tax liabilities are in respect of taxable profit for a period or income taxes payable in future periods in respect of taxable temporary differences.

g) Employee defined benefit plans

The cost of the defined benefit pension plans and the present value of the pension obligations are determined separately for each plan using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual future developments. These include determining the discount rate, mortality rates, inflation, and future pension increases. Due to the complexities involved in the valuation and its long-term nature, the defined benefit obligation and cost are highly sensitive to changes in these assumptions, particularly to the discount and mortality rates (although portions of the pension plans have protection against changes in the discount rate and improving mortality rates by utilizing annuities). All assumptions are reviewed annually.

For the discount rate, management considers the interest rates of corporate bonds in currencies consistent with the currencies of the post-employment obligation and that have an 'AA' rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the benefit obligation. The mortality rate is based on publicly available information in the actuarial profession's publications plus any special geographical or occupational features of each plan's membership. Mortality tables tend to change only at intervals in response to demographic changes.

In determining whether the purchase of a bulk annuity contract results in a settlement of the Company's defined benefit obligations, management considers the intent of the transaction as well as the degree to which the Company continues to retain the related risks and obligations.

6. Recent Accounting Pronouncements and Changes to Accounting Policies

a) Recent adoptions

The following amendments and interpretations became effective on January 1, 2025 or during 2025 and did not have a material impact on the Company's consolidated financial statements:

- In August 2023, the IASB issued *Lack of Exchangeability (Amendments to IAS 21)*, which clarified that entities must estimate the spot exchange rate when it is determined that a currency lacks exchangeability and introduced targeted disclosure requirements.

- In April 2025, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on *Guarantees Issued on Obligations of Other Entities.* The agenda decision clarified that an entity accounts for a guarantee that it issues based on the requirements in IFRS Accounting Standards, including the scoping requirements and using judgment to determine which standard applies, and not based on the nature of the entity's business activities.

- In November 2025, the IASB issued *Disclosures about Uncertainties in the Financial Statements* which added examples to the guidance accompanying several IFRS Accounting Standards to illustrate how an entity applies existing requirements to report the effects of uncertainties in its financial statements.

b) Future adoptions

Listed below are the standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting the standard and amendments on its consolidated financial statements and cannot reasonably estimate the effect at this time.

- In April 2024, the IASB issued IFRS 18 *Presentation and Disclosure in Financial Statements*, which will replace IAS 1 *Presentation of Financial Statements* and will be accompanied by limited amendments to IAS 7 *Statement of Cash Flows.* IFRS 18 will introduce a defined structure for the statement of profit or loss and add disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. The standard will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted.

- In May 2024, the IASB issued *Amendments to the Classification and Measurement of Financial Instruments* (Amendments to IFRS 9 and IFRS 7). The amendments clarify that financial liabilities are derecognized on the settlement date, subject to an accounting policy choice for certain financial liabilities settled through an electronic payment system; clarify the classification and measurement requirements for financial assets with Environmental, Social, and Governance linked and non-recourse features; and add certain disclosure requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted, applied retrospectively.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

7. Business Acquisitions

Acquisitions in 2024

On January 8, 2024, the Company acquired all of the shares of ZETCON Ingenieure GmbH (ZETCON), for cash consideration and notes payable. ZETCON is a 645-person engineering firm headquartered in Bochum, Germany. This addition further strengthened the Company's Infrastructure operations in the Global group of CGUs.

On February 9, 2024, the Company acquired all of the shares of Morrison Hershfield Group Inc. (Morrison Hershfield), for cash consideration and notes payable. Morrison Hershfield is a 1,150-person engineering and management firm headquartered in Markham, Ontario. This addition further strengthened the Company's Infrastructure, Buildings, Environmental Services, and Water operations in Canada and the United States CGUs.

On April 30, 2024, the Company acquired all of the shares of Hydrock Holdings Limited (Hydrock), for cash consideration and notes payable. Hydrock is a 950-person integrated engineering design firm headquartered in Bristol, England. This addition further strengthened the Company's Energy & Resources, Buildings, and Infrastructure operations in the Global group of CGUs.

Acquisitions in 2025

On April 8, 2025, the Company acquired all the issued and outstanding shares of Kallan Sustainable Holdings Limited and Ryan Hanley Limited (collectively, Ryan Hanley). Ryan Hanley is a 150-person engineering and environmental consultancy firm with locations across Ireland. This addition further strengthened the Company's Water operations in the Global group of CGUs.

On June 27, 2025, the Company acquired all the issued and outstanding shares of Cosgroves Group Limited (Cosgroves). Cosgroves is a 90-person buildings engineering firm headquartered in Christchurch, New Zealand. This addition further strengthened the Company's Buildings operations in the Global group of CGUs.

On July 31, 2025, the Company acquired all of the issued and outstanding shares of Page Southerland Page, LLC. (Page). Page is a 1,400-person architecture and engineering firm headquartered in Washington, DC, which further strengthened the Company's Buildings operations in the United States CGU.

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition, including measurement period adjustments for prior acquisitions, are as follows:

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

	Notes	Page acquisition $	Other acquisitions $	2025 Total $	2024 Total $
				For the year ended December 31,	
Cash consideration		**449.3**	**43.5**	**492.8**	581.0
Notes payable	16	**276.1**	**15.1**	**291.2**	90.7
Consideration		**725.4**	**58.6**	**784.0**	671.7
Cash consideration		**449.3**	**43.5**	**492.8**	581.0
Cash acquired		**31.9**	**6.9**	**38.8**	26.0
Net cash paid		**417.4**	**36.6**	**454.0**	555.0
Assets and liabilities acquired					
Cash		**31.9**	**6.9**	**38.8**	26.0
Non-cash working capital					
Trade receivables		**94.8**	**4.8**	**99.6**	92.1
Unbilled receivables		**17.7**	**4.2**	**21.9**	25.5
Trade and other payables		**(97.8)**	**(6.5)**	**(104.3)**	(61.6)
Deferred revenue		**(133.5)**	**(4.3)**	**(137.8)**	(35.0)
Other non-cash working capital		**6.3**	**0.7**	**7.0**	13.3
Property and equipment	10	**22.1**	**0.3**	**22.4**	14.3
Lease assets	11	**99.2**	**3.9**	**103.1**	60.8
Intangible assets	13	**261.4**	**16.7**	**278.1**	183.8
Deferred tax assets (liabilities), net	26	**26.5**	**(3.4)**	**23.1**	(57.0)
Lease liabilities		**(105.6)**	**(3.4)**	**(109.0)**	(57.3)
Long-term debt		**(1.7)**	**—**	**(1.7)**	(44.5)
Provisions	17	**(11.4)**	**(2.3)**	**(13.7)**	(24.2)
Other		**1.8**	**1.2**	**3.0**	32.5
Total identifiable net assets at fair value		**211.7**	**18.8**	**230.5**	168.7
Goodwill arising on acquisitions	12	**513.7**	**39.8**	**553.5**	503.0

Deferred consideration is included as notes payable and has been assessed as part of the business combination and recognized at fair value at the acquisition date (note 23).

Non-cash working capital includes trade receivables and unbilled receivables which are recognized at fair value at the time of acquisition, and their fair value approximates their net carrying value.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Tax deductible goodwill and intangible assets arising from the Page acquisition are $624.0 and nil for all other acquisitions. Intangible assets includes $177.4 in client relationships related to the Page acquisition.

Provisions for claims of $8.5 were recognized from the acquisitions in 2025, based on their expected probable outcomes (note 17).

Notes to the Consolidated Financial Statements
In Millions of Canadian Dollars Except Number of Shares and Per Share Data
December 31, 2025   F-26   Stantec Inc.

Page's gross revenue since the acquisition date was $217.1. For all other acquisitions, gross revenue earned from acquisitions since the acquisition date was $24.8. If the acquisition of Page had taken place at the beginning of the year, gross revenue from the combined continuing operations would have been $8,525.4 (unaudited). These pro-forma results are not necessarily indicative of future performance.

Fair value of net assets for current and prior year acquisitions

The preliminary fair values of the net assets recognized in the Company's consolidated financial statements were based on management's best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities purchased from Hydrock Holdings Limited. For Ryan Hanley, Cosgroves, and Page, management is reviewing the respective vendors' closing financial statements, purchase adjustments, and other outstanding information. Management's estimates with the most significant aspects remaining to be finalized relate to the valuation of unbilled receivables and deferred revenue, intangible assets, deferred income taxes, lease assets and liabilities, and consideration. Once the outstanding information is received, reviews are completed, and approvals are obtained, the valuation of acquired assets and liabilities will be finalized.

Measurement period adjustments decreased goodwill by $19.2 and increased notes payable by $12.9. Identifiable net assets acquired increased $32.1 due to increases of $62.0 in intangible assets and $2.1 in other net assets and offset by a net increase of $18.6 in trade and other payables and deferred revenue and decrease of $13.4 in lease assets.

8. Cash and Cash Equivalents

The Company's policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	December 31, 2025 $	December 31, 2024 $
Cash	**394.1**	215.7
Unrestricted investments	**4.0**	12.8
Cash and cash equivalents	**398.1**	228.5

9. Trade and Other Receivables

	December 31, 2025 $	December 31, 2024 $
Trade receivables, net of expected credit losses of $3.0 (2024 – $2.7)	**1,260.2**	1,282.4
Holdbacks and other	**31.8**	26.5
Insurance receivables	**14.5**	14.9
Trade and other receivables	**1,306.5**	1,323.8

The aging analysis of gross trade receivables is as follows:

	Total $	**1–30 $**	**31–60 $**	**61–90 $**	**91–120 $**	**121+ $**
December 31, 2025	**1,263.2**	**741.2**	**274.7**	**106.1**	**41.0**	**100.2**
December 31, 2024	1,285.1	655.9	380.6	118.3	36.1	94.2

Information about the Company's exposure to credit risks for trade and other receivables is included in note 24.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

10. Property and Equipment

	Engineering Equipment $	Office Equipment $	Leasehold Improvements $	Other $	Total $
Cost					
December 31, 2023	154.1	75.1	238.2	52.8	520.2
Additions	39.6	3.9	29.9	9.2	82.6
Additions arising on acquisitions	4.2	3.4	6.1	0.6	14.3
Disposals	(30.9)	(9.2)	(24.4)	(4.1)	(68.6)
Impact of foreign exchange	6.8	4.8	9.1	3.5	24.2
December 31, 2024	173.8	78.0	258.9	62.0	572.7
Additions	40.0	4.4	18.4	6.9	69.7
Additions arising on acquisitions	1.1	0.2	21.1	—	22.4
Disposals	(14.0)	(1.8)	(27.8)	(4.6)	(48.2)
Impact of foreign exchange	(4.1)	(3.1)	(2.2)	(2.5)	(11.9)
December 31, 2025	**196.8**	**77.7**	**268.4**	**61.8**	**604.7**
Accumulated depreciation					
December 31, 2023	68.5	41.4	125.4	17.4	252.7
Depreciation	25.5	9.5	27.0	5.7	67.7
Disposals	(29.6)	(8.7)	(23.0)	(3.5)	(64.8)
Net impairment (note 11)	—	0.5	5.4	—	5.9
Impact of foreign exchange	3.2	1.1	6.7	1.2	12.2
December 31, 2024	67.6	43.8	141.5	20.8	273.7
Depreciation	27.8	8.3	28.7	5.8	70.6
Disposals	(11.6)	(1.3)	(27.4)	(3.4)	(43.7)
Net impairment (note 11)	—	—	2.3	—	2.3
Impact of foreign exchange	(2.1)	(2.3)	(1.3)	(0.9)	(6.6)
December 31, 2025	**81.7**	**48.5**	**143.8**	**22.3**	**296.3**
Net book value					
December 31, 2024	106.2	34.2	117.4	41.2	299.0
December 31, 2025	**115.1**	**29.2**	**124.6**	**39.5**	**308.4**

Included in the Other category is automotive equipment, buildings, land, and an ownership interest in an aircraft.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

11. Lease Assets

	Building $	Other $	Total $
December 31, 2023	431.0	11.9	442.9
Additions	60.3	10.6	70.9
Acquisitions	56.8	4.0	60.8
Depreciation	(117.7)	(9.4)	(127.1)
Modifications	36.4	0.7	37.1
Net impairment	(29.0)	—	(29.0)
Foreign exchange	17.0	1.7	18.7
December 31, 2024	454.8	19.5	474.3
Additions	48.1	9.5	57.6
Acquisitions	103.0	0.1	103.1
Depreciation	(121.6)	(12.0)	(133.6)
Modifications	51.0	(0.4)	50.6
Net impairment	(3.7)	—	(3.7)
Foreign exchange	(3.8)	0.9	(2.9)
December 31, 2025	**527.8**	**17.6**	**545.4**

The Company leases buildings for its office spaces across the globe. Lease terms typically range from 1 to 15 years and a weighted average remaining lease term of 6.8 years at December 31, 2025 (2024 - 6.1 years). To provide operational flexibility, the Company includes extension and termination options in certain leases.

The Company leases vehicles and office equipment with terms typically ranging from 1 to 7 years and a weighted average remaining lease term of 2.3 years at December 31, 2025 (2024 - 2.5 years).

The Company also leases IT equipment and other equipment with terms typically ranging from 1 to 5 years. These leases are generally short-term or for low-value assets that the Company has elected not to recognize in lease assets and lease liabilities.

As part of the Company's strategic plan and acquisition integration activities, the real estate lease portfolio is continuously evaluated for subleasing opportunities of certain underutilized office spaces. This change in use resulted in the recognition of impairment losses, where the carrying amount of the assets exceeded the recoverable amount, determined based on the value in use method, and an onerous contract provision of $4.6 (2024 - $6.8) (note 17). Subsequent payments made for variable costs on impaired office lease assets reduced the estimated future cash outflows and increased the recoverable amount of the leased assets resulting in the reversal of previously recorded impairments during the year. During the year, the Company had net impairment losses for lease assets of $3.7 million, primarily in the United States reportable segment (2024 - net impairment losses of $29.0, primarily in the Canada and the United States reportable segments).

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Amounts recognized in administrative and marketing expenses	For the year ended December 31,	
	2025	2024
	$	$
Rent expense - variable lease payments	**52.3**	52.0
Rent expense - short-term leases and leases of low-value assets	**2.2**	4.0
Income from subleases	**(6.1)**	(3.5)
Total	**48.4**	52.5

Variable lease payments include operating expenses, real estate taxes, insurance, and other variable costs. Future undiscounted cash flows for short-term leases, leases of low-value assets, variable lease payments, and sublease payments receivable are disclosed in note 20.

Cash outflows for lease liabilities are disclosed in note 31.

12. Goodwill

	December 31, 2025	December 31, 2024
	$	$
Gross goodwill, beginning of the year	**2,832.3**	2,193.4
Acquisitions	**553.5**	503.0
Impact of foreign exchange	**(44.2)**	135.9
Gross goodwill, end of the year	**3,341.6**	2,832.3
Accumulated impairment losses	**(119.8)**	(119.8)
Net goodwill, end of the year	**3,221.8**	2,712.5

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

The Company considers its CGUs based on the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, the CGUs are defined as Canada, US, Asia/Pacific, Latin America, UK/Europe/Middle East, and Germany. As goodwill is not monitored at a level lower than the Company's operating segments, the CGUs excluding Canada and the US are grouped in Global for purposes of allocating goodwill and testing impairment.

Goodwill was allocated to its CGUs or group of CGUs as follows:

	December 31, 2025	December 31, 2024
	$	$
Canada	**422.7**	422.7
United States	**1,920.1**	1,479.3
Global	**879.0**	810.5
Total	**3,221.8**	2,712.5

On October 1, 2025, and October 1, 2024, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2025 and 2024 tests, the Company concluded that the recoverable amount of each CGU or group of CGUs exceeded its carrying amount and, therefore, goodwill was not impaired.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Assumptions
The calculation of fair value less costs of disposal is most sensitive to the following key assumptions:

- Operating margin rates based on actual experience and management's long-term projections. Operating margin is defined as project margin less the sum of administrative and marketing expenses, depreciation of property and equipment, amortization of software, and other adjustments such as lease interest and principal lease payments.
- Discount rates reflecting investors' expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU or group of CGUs when future estimates of cash flows have not been adjusted. For its October 1, 2025 impairment tests, the Company discounted the cash flows using an after-tax discount rate of 9.2% for Canada, 9.8% for United States, and a weighted average discount rate of 10.5% for the Global group of CGUs (October 1, 2024 - 8.7% for Canada, 9.4% for United States, and 10.1% for the Global group of CGUs).

Other assumptions:

- Terminal growth rates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that does not exceed 2.5% (2024 – 2.5%).
- Non-cash working capital requirements are based on historical actual rates, market analysis, and management's long-term projections.
- Net revenue growth rate based on management's best estimates of cash flow projections over a five-year period.

Sensitivity to changes in assumptions
As at October 1, 2025, the recoverable amounts of the Canada and US CGUs exceeded their carrying amounts and no reasonably possible change in any of the above key assumptions would have caused the carrying amount to exceed its recoverable amount. The recoverable amount of the Global group of CGUs exceeded its carrying amount by $176.0 assuming terminal operating margins averaging 10.0%. Assuming all other assumptions remain the same, either the operating margin in all forecasted periods, including the terminal period, would need to decline by 100-basis points or the discount rate would need to increase by 100-basis points for the Global group of CGUs carrying amount to exceed its recoverable amount.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

13. Intangible Assets

	Client Relationships $	Contract Backlog $	Software and other $	Total $
Cost				
December 31, 2023	464.1	12.4	64.0	540.5
Additions	—	—	84.4	84.4
Additions arising on acquisitions	137.7	45.8	0.3	183.8
Removal of fully amortized assets	(30.9)	(13.4)	(24.5)	(68.8)
Impact of foreign exchange	31.3	2.0	0.3	33.6
December 31, 2024	602.2	46.8	124.5	773.5
Additions	—	—	37.2	37.2
Additions arising on acquisitions	192.9	61.5	23.7	278.1
Removal of fully amortized assets	(28.4)	(22.7)	(22.6)	(73.7)
Impact of foreign exchange	(4.6)	1.1	(1.0)	(4.5)
December 31, 2025	**762.1**	**86.7**	**161.8**	**1,010.6**
Accumulated amortization				
December 31, 2023	232.7	4.1	38.0	274.8
Amortization	58.5	31.1	34.2	123.8
Removal of fully amortized assets	(30.9)	(13.4)	(24.5)	(68.8)
Impact of foreign exchange	15.7	1.1	(0.1)	16.7
December 31, 2024	276.0	22.9	47.6	346.5
Amortization	67.0	33.6	46.9	147.5
Removal of fully amortized assets	(28.4)	(22.7)	(22.6)	(73.7)
Impact of foreign exchange	(4.6)	0.7	(0.3)	(4.2)
December 31, 2025	**310.0**	**34.5**	**71.6**	**416.1**
Net book value				
December 31, 2024	326.2	23.9	76.9	427.0
December 31, 2025	**452.1**	**52.2**	**90.2**	**594.5**

During 2025, the Company concluded that there were no indicators of impairment related to intangible assets.

The net book value of software acquired through software financing obligations is $48.3 (2024 - $41.5).

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

14. Other Assets

	Notes	December 31, 2025 $	December 31, 2024 $
Financial assets			
Investments held for self-insured liabilities	23	215.1	195.7
Holdbacks on long-term contracts		26.1	43.7
Derivative financial instruments	23,24	16.2	20.7
Insurance recovery assets		5.1	10.6
Other		33.8	39.2
Non-financial assets			
Other		16.1	17.6
		312.4	327.5
Less current portion - financial		17.6	26.2
Less current portion - non-financial		1.6	1.3
Long-term portion		293.2	300.0

Financial assets - Other primarily includes sublease receivables and deposits. Non-financial assets - Other primarily includes transaction costs on long-term debt, investment tax credits, and investments in joint ventures and associates.

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income. Investments also include equity securities that are classified as FVPL with gains (losses) recorded in net income.

Their fair value and amortized cost are as follows:

	December 31, 2025		December 31, 2024	
	Fair Value $	Amortized Cost/Cost $	Fair Value $	Amortized Cost/Cost $
Bonds	131.7	128.8	122.7	123.1
Equity securities	83.4	59.9	73.0	54.6
Total	215.1	188.7	195.7	177.7

The bonds bear interest at rates ranging from 0.63% to 8.00% per annum (2024 – 0.63% to 8.00%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	December 31, 2025 $	December 31, 2024 $
Within one year	6.4	6.0
After one year but not more than five years	45.1	37.5
More than five years	80.2	79.2
Total	131.7	122.7

Notes to the Consolidated Financial Statements
In Millions of Canadian Dollars Except Number
of Shares and Per Share Data

December 31, 2025

F-33

Stantec Inc.

15. Trade and Other Payables

	December 31, 2025 $	December 31, 2024 $
Trade accounts payable and accruals	**503.5**	447.6
Employee and payroll liabilities	**496.7**	453.6
Other accrued liabilities	**125.1**	117.5
Trade and other payables	**1,125.3**	1,018.7

16. Long-Term Debt

	December 31, 2025 $	December 31, 2024 $
Senior unsecured notes	**971.6**	548.1
Revolving credit facilities	**16.0**	256.0
Term loan and bilateral facilities	**407.5**	405.6
Notes payable	**364.7**	116.8
Other financing obligations	**58.5**	57.0
	1,818.3	1,383.5
Less current portion	**291.0**	175.0
Long-term portion	**1,527.3**	1,208.5

Senior unsecured notes
The Company's senior unsecured notes (the notes) consist of:
- $300 of notes that mature on October 8, 2027, bearing interest at a fixed rate of 2.048% per annum;
- $250 of notes that mature on June 27, 2030, bearing interest at a fixed rate of 5.393% per annum; and
- $425 of notes issued in June 2025 that mature on June 10, 2032, bearing interest at a fixed rate of 4.374% per annum.

The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit, term loan and bilateral facilities
The Company has syndicated senior credit facilities, structured as a sustainability-linked loan, that consisted of an unsecured senior revolving credit facility, unsecured senior term loan held in two tranches, and access to additional funds of $600 subject to approval and under the same terms and conditions. An amendment was entered on June 11, 2025, which increased the senior revolving credit facility from $800 million to $1.2 billion and extended the maturity date from June 27, 2029 to June 11, 2030. The senior term loan of $310 in two tranches, payable in Canadian funds, remains unchanged, with tranche B of $150 maturing on June 27, 2027 and tranche C of $160 maturing on June 27, 2029. The amendment to the terms and conditions was not considered to be substantial. As such, the amendment was accounted for as a debt modification.

The Company has unsecured bilateral credit facilities, including a term facility of $100 renewed on June 25, 2025 and maturing on June 26, 2026, and a revolving facility of US$100 entered into on July 15, 2025 and maturing on July 15, 2027.

At December 31, 2025, $16.0 (2024 - $256.0) of the revolving credit facility was payable in Canadian funds. The revolving credit facility and the term loan facilities may be repaid from time to time at the option of the Company. The average interest rate for the revolving credit facilities and term loan facilities at December 31, 2025, was 3.77% (2024 – 4.86%).

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

The funds available under the senior revolving credit facility are reduced by overdrafts (included in bank indebtedness in the consolidated statements of financial position) and outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2025, the Company had issued outstanding letters of credit that expire at various dates before December 2027, are payable in various currencies, and total $7.9 (2024 – $4.2). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2025, $1,164.1 (2024 – $539.8) was available under the senior revolving credit facility.

Bank indebtedness
The Company has an uncommitted unsecured multicurrency credit facility of up to £20 and an overdraft facility of up to AU$5, repayable on demand. The amount drawn at December 31, 2025 was $17.6 (£9.5) (2024 - $17.1 (£9.5)).

Bank indebtedness also includes overdrafts drawn under the terms of the Company's syndicated senior credit facilities of $12.0 at December 31, 2025 (2024 - nil) payable in Canadian funds.

Notes payable and other financing obligations
Notes payable consists primarily of notes payable for acquisitions and are due at various times from 2026 to 2028. Repayment is contingent on selling shareholders complying with the terms of the acquisition agreements. The weighted average interest rate on the notes payable at December 31, 2025, was 4.8% (2024 - 4.9%). The aggregate maturity value of the notes of $369.4 (2024 - $116.6) is comprised of:

	December 31, 2025		December 31, 2024	
	CAD	**Foreign currency**	CAD	Foreign currency
US dollars	**301.7**	**219.8**	36.7	25.5
Euro	**57.6**	**35.7**	75.1	50.4
Other currencies	**10.1**	**11.6**	4.8	3.2

The Company has other financing obligations for software (included in intangible assets), equipment, and leasehold improvements. These obligations expire at various dates before February 2029.

Letter of credit and surety facilities
The Company issues letters of credit within its revolving credit facility and has separate facilities outside of its revolving credit facility that provides letters of credit. At December 31, 2025, $111.7 (2024 – $75.5) in aggregate letters of credit outside of the Company's credit facilities were issued in various currencies. Of these letters of credit, $57.8 (2024 – $47.3) expire at various dates before October 2036 and $53.9 (2024 – $28.2) have open-ended terms.

At December 31, 2025, the Company has $37.4 (2024 - $44.3) in bonds that will expire on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

17. Provisions

	Self-insured liabilities $	Claims $	Lease restoration $	Onerous contracts $	Total $
Balance, beginning of the year	**113.1**	**70.0**	**29.6**	**21.6**	**234.3**
Current year provisions	**51.7**	**33.6**	**3.0**	**7.9**	**96.2**
Acquisitions	**—**	**8.5**	**4.3**	**0.9**	**13.7**
Paid or otherwise settled	**(41.7)**	**(46.2)**	**(1.0)**	**(10.8)**	**(99.7)**
Impact of foreign exchange	**(4.0)**	**(2.0)**	**(0.4)**	**(0.4)**	**(6.8)**
	119.1	**63.9**	**35.5**	**19.2**	**237.7**
Less current portion	**9.5**	**24.2**	**4.8**	**8.0**	**46.5**
Long-term portion	**109.6**	**39.7**	**30.7**	**11.2**	**191.2**

Cash outflows for provisions for claims are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company's net cash flows.

Provision for lease restoration relates to building leases (note 11). Cash outflows for provisions for lease restoration are expected to occur within the next one to fifteen years.

18. Employee Defined Benefit Plans

	December 31, 2025 $	December 31, 2024 $
Net defined benefit pension asset	**87.4**	75.0
Net defined benefit pension liability	**(1.5)**	(6.4)
End of employment benefit plans	**(17.4)**	(16.0)
Net employee defined benefit liability	**(18.9)**	(22.4)

Defined benefit pension plans
The Company sponsors defined benefit pension plans (the Plans) covering certain full-time and past employees, primarily in the United Kingdom. The benefits for the Plans are based on final compensation and years of service. The Plans are closed to new participants and have ceased all future service benefits.

The Plans are governed by the laws of the United Kingdom. Each pension plan has a board of trustees that is responsible for administering the assets and defining the investment policies of the Plans.

The funding objective of each pension plan is to have sufficient and appropriate assets to meet actuarial liabilities. The board of trustees reviews the level of funding required based on separate triennial actuarial valuations for funding purposes; the most recent were completed as at March 31, 2024. The Plans require that contributions be made to separately administered funds, which are maintained independently by custodians. The Company expects to contribute approximately $7 to the Plans in 2026.

The Plans expose the Company to a number of risks, including changes to long-term UK interest rates and inflation expectations, movements in global investment markets, changes in life expectancy rates, foreign exchange risk, and regulatory risk from changes in UK pension legislation. The Company is also exposed to price risk because the Plans' assets include investments in equities.

In 2024, the UK Court of Appeal upheld a ruling given by the High Court that specific alterations to the rules of salary-related contracted-out pension schemes made between 1997 and 2016 would be invalid if they lacked a confirmation

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

under Section 37 of the Pension Schemes Act 1993 from the scheme's actuary. This ruling had potentially significant implications because of the wide-ranging impact of the judgment; however, the UK government has intervened and is in the process of passing legislation to address the issues arising from the ruling. Therefore, it is not currently possible to assess with any certainty whether there could be a financial impact.

The Company has a bulk annuity policy for a UK pension scheme and also holds guaranteed annuities for certain plan members upon retirement. Future cash flows from annuities will match the amount and timing of certain benefits payable under the Plans, partially mitigating the Company's exposure to future volatility in the related obligations. At December 31, 2025, 57.0% (2024 - 55.6%) of the defined benefit obligation was fully covered against changes in interest rates and longevity post-retirement. Post-retirement benefits that are fully matched with annuity policies have been included in both the asset and liability figures in the following tables.

A liability-driven investment (LDI) strategy has been implemented to mitigate a portion of the Plans' long-term interest rate and inflation risks by investing in assets that have similar interest rate and inflation characteristics as the Plans' liabilities. The LDI strategy relates to only a portion of the Plans' investments; therefore, the Plans remain exposed to interest rate and inflation risk, along with the other risks mentioned above.

The following table presents a reconciliation from the opening balances to the closing balances for the net defined benefit asset (liability) and its components:

	2025			2024		
	Defined Benefit Obligation $	Fair Value of Plan Assets $	Net Defined Benefit Asset (Liability) $	Defined Benefit Obligation $	Fair Value of Plan Assets $	Net Defined Benefit Asset (Liability) $
Balance, beginning of the year	(373.4)	442.0	68.6	(402.6)	459.3	56.7
Administrative and marketing expenses						
Interest (expense) income	(20.0)	23.9	3.9	(18.4)	21.1	2.7
Administrative expenses paid by the Plans	—	(2.1)	(2.1)	—	(1.9)	(1.9)
	(20.0)	21.8	1.8	(18.4)	19.2	0.8
Other comprehensive income (loss)						
Adjustments on the plan assets, excluding interest income	—	1.3	1.3	—	(57.1)	(57.1)
Actuarial (losses) gains arising from:						
Changes in demographic assumptions	(6.2)	—	(6.2)	3.0	—	3.0
Changes in financial assumptions	17.1	—	17.1	47.7	—	47.7
Experience adjustments	(3.6)	—	(3.6)	6.3	—	6.3
Remeasurement gain (loss), before tax	7.3	1.3	8.6	57.0	(57.1)	(0.1)
Effect of movement in exchange rates	(10.3)	12.2	1.9	(27.0)	31.1	4.1
	(3.0)	13.5	10.5	30.0	(26.0)	4.0
Other						
Benefits paid	20.4	(20.4)	—	17.6	(17.6)	—
Contributions by employer	—	5.0	5.0	—	7.1	7.1
	20.4	(15.4)	5.0	17.6	(10.5)	7.1
Balance, end of the year	(376.0)	461.9	85.9	(373.4)	442.0	68.6

The total remeasurement gain on the net employee defined benefit asset at December 31, 2025, was $6.5 (net of deferred tax expense of $2.1) (2024 – a loss of $0.1, net of deferred tax expense of nil).

Notes to the Consolidated Financial Statements
In Millions of Canadian Dollars Except Number
of Shares and Per Share Data

December 31, 2025   F-37   Stantec Inc.

	December 31, 2025	December 31, 2024
	$	$
Included in the consolidated statement of financial position within:		
Net defined benefit asset	87.4	75.0
Net defined benefit liability	(1.5)	(6.4)
	85.9	68.6

The Company has an unconditional right to derive economic benefit from the above surplus and has therefore recognized a net defined benefit asset.

Major categories of plan assets, measured at fair value, are as follows:

	December 31, 2025	December 31, 2024
	$	$
Cash and cash equivalents	19.2	28.4
Investments quoted in active markets (mutual, exchange-traded, and pooled funds):		
Equities	5.1	5.8
Fixed income, corporate bonds, and gilts	87.3	84.4
Pooled fund liability-driven investments	134.1	113.8
Alternatives and property funds	1.7	1.9
Unquoted investments:		
Annuity policies	214.5	207.7
Fair value of plan assets	461.9	442.0

The investment policy for the Plans is to balance risk and return. Approximately 54% of plan assets are invested in mutual, exchange-traded, and pooled funds (fair valued using quoted market prices) or held in cash. Approximately 46% of plan assets are held in annuity policies that will have cash flows that match the amount and timing of certain benefits payable under the Plans. The fair value of these policies reflects the present value of the related obligations and is determined using actuarial techniques and guaranteed annuity rates.

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using actuarial valuations. The significant assumptions used in determining pension benefit obligations for the Plans are shown below (expressed as weighted averages):

	December 31, 2025	December 31, 2024
Discount rate	5.59%	5.38%
Rate of inflation, pre-retirement	2.63%	2.84%
Rate of increase in future pensions payment	3.11%	3.28%
Life expectancy at age 65 for current pensioners:		
Male	21 years	21 years
Female	24 years	24 years
Life expectancy at age 65 for current members aged 45:		
Male	22 years	22 years
Female	25 years	25 years

At December 31, 2025, the weighted average duration of the defined benefit obligation was 14 years (2024 – 14 years).

Notes to the Consolidated Financial Statements

In Millions of Canadian Dollars Except Number
of Shares and Per Share Data

December 31, 2025

F-38

Stantec Inc.

Quantitative sensitivity analyses showing the impact on the defined benefit obligation for significant assumptions are as follows:

	December 31, 2025		December 31, 2024	
	Increase	**Decrease**	Increase	Decrease
	$	**$**	$	$
Change in discount rate by 0.25%	**(12.9)**	**13.3**	(12.8)	13.2
Change in pre-retirement inflation rate by 0.25%	**2.2**	**(2.2)**	2.2	(2.2)
Change in pension increase assumption by 0.25%	**6.7**	**(6.7)**	6.7	(6.6)
Change in one year in the life expectancy	**11.9**	**(11.9)**	12.0	(12.0)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting year. The sensitivity analyses were based on changing a significant assumption and keeping all other assumptions constant and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

End of employment benefit plans
The liability for end of employment benefit plans represents the Company's estimated obligations for long service leave and annual leave that is legislated in some countries in which the Company operates.

19. Other Liabilities

	Note	December 31, 2025	December 31, 2024
		$	$
Cash-settled share-based compensation	22	**81.1**	85.2
Other		**25.8**	9.3
		106.9	94.5
Less current portion		**51.8**	53.5
Long-term portion		**55.1**	41.0

20. Commitments

The Company has various lease commitments included in lease liabilities (note 11). In addition, the Company has commitments for variable lease payments, short-term leases, and leases of low-value assets. These commitments as at December 31, 2025, are as follows:

	Total	Less than 1 Year	1 to 3 Years	After 3 Years
	$	**$**	**$**	**$**
Variable lease and other lease-related obligations	**280.3**	**55.2**	**87.7**	**137.4**
Leases not commenced but committed	**56.4**	**2.9**	**8.7**	**44.8**
	336.7	**58.1**	**96.4**	**182.2**

Future minimum payments receivable under non-cancelable sublease agreements as at December 31, 2025 are $39.6 (2024 - $46.0) and are due over the next 8 years, of which $19.8 (2024 - $21.5) relates to sublease receivables included in other assets (note 14).

Notes to the Consolidated Financial Statements
In Millions of Canadian Dollars Except Number
of Shares and Per Share Data

December 31, 2025   F-39   Stantec Inc.

21. Contingencies and Guarantees

The Company's services can result in substantial injury or damages that may expose it to legal proceedings, investigations and disputes. The nature of the Company's legal claims and the provisions recorded for these claims are described in notes 4 and 5. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to probable claims for which a range of possible outcomes cannot be reasonably estimated or relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will not accrue any provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

In the normal course of business, the Company provides indemnifications and, in limited circumstances, surety bonds and guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. In most cases, the potential payment amount of an outstanding indemnification or guarantee is limited to the remaining cost of work to be performed under service contracts. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications or guarantees, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications and guarantees.

22. Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

The Company was approved to repurchase up to 2,281,339 common shares during the period December 13, 2024 to December 12, 2025, and an Automatic Share Purchase Plan (ASPP) which allowed a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the Normal Course Issuer Bid (NCIB) at any time during predetermined trading blackout periods. During 2025 and 2024, no common shares were repurchased for cancellation pursuant to the NCIB and as at December 31, 2025 and 2024, no liability was recorded in the Company's consolidated statements of financial position in connection with the ASPP.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company's board of directors. The table below describes the dividends paid in 2025.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $
November 7, 2024	December 31, 2024	January 15, 2025	0.210	23.9
February 24, 2025	March 28, 2025	April 15, 2025	0.225	25.7
May 14, 2025	June 30, 2025	July 15, 2025	0.225	25.7
August 13, 2025	September 29, 2025	October 15, 2025	0.225	25.7
November 13, 2025	December 31, 2025	January 15, 2026	0.225	—

At December 31, 2025, trade and other payables included $25.7 (2024 – $23.9) related to the dividends declared on November 13, 2025.

Share-based payment transactions

The Company has a long-term incentive program, which allows for the issuance of RSUs, PSUs, and share appreciation rights. The Company also has a DSUs plan for the board of directors.

During 2025, the Company recognized a net share-based compensation expense of $40.3 (2024 – $43.0), in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $56.5 (2024 - $49.6) net of a gain on hedge of $16.2 (2024 - $6.6) (note 24).

Cash-settled share-based payments

	December 31, 2025			December 31, 2024		
	RSUs #	**PSUs #**	**DSUs #**	RSUs #	PSUs #	DSUs #
Units, beginning of year	**363,540**	**546,583**	**204,993**	375,600	658,824	231,347
Granted and adjusted dividends	**113,182**	**115,513**	**13,094**	118,812	130,644	13,070
Paid	**(131,316)**	**(238,114)**	**(61,642)**	(114,329)	(229,024)	(39,424)
Forfeited	**(23,604)**	**(21,771)**	**—**	(16,543)	(13,861)	—
Units, end of year	**321,802**	**402,211**	**156,445**	363,540	546,583	204,993
	$	**$**	**$**	$	$	$
Obligations accrued (Note 19)	**21.6**	**39.2**	**20.3**	22.2	39.5	23.5

Restricted share units

Under the Company's long-term incentive program, certain officers and employees may be granted RSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date, and the fair value is determined based on the trading price of the Company's common shares. For units that vest upon completing a three-year service condition, unit holders will receive cash payments based on the number of units held on the record date and the volume weighted average trading price of the Company's common shares for the last five trading days preceding the vesting date, less withholding amounts.

During 2025, the Company granted 110,985 RSUs at a fair value of $15.7 (2024 - 116,111 units for $13.3) and 131,316 RSUs were paid at a value of $18.3 (2024 - 114,329 RSUs were paid at a value of $13.8).

Performance share units

Under the Company's long-term incentive program, certain members of the senior leadership team may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. The number of units that vest upon completing a three-year service condition, is subject to a percentage that can range from 0% to 200%, depending on achieving three-year performance and market objectives. The performance objectives for 2023 grants include a return on equity target for a 60% weighting and a total shareholder return relative

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

to the Company's peer group for a 40% weighting. The performance objectives for grants made in 2024 and onwards, include an adjusted earnings per share growth target and a total shareholder return relative to the Company's peer group, each with a 50% weighting.

The fair value of these units is measured using the Monte Carlo method. For units that vest upon completing a three-year service condition that starts after the grant date, unit holders will receive cash payments based on the number of units held on the record date and the volume weighted average trading price of the Company's common shares for the last five trading days preceding the vesting date, less withholding amounts.

During 2025, 112,609 PSUs were granted at a fair value of $20.0 (2024 - 126,023 units for $13.9) and 238,114 PSUs were paid at a value of $35.4 (2024 - 229,024 PSUs at a value of $41.6).

Deferred share units

The directors of the board receive DSUs and once certain requirements are met, on an annual basis, the directors may elect to allocate their compensation between DSUs and cash payment (to a maximum of 70%), less withholding amounts. These units vest on their grant date and are adjusted for dividends as they arise, based on the number of units held on the record date. The fair value is determined based on the trading price of the Company's common shares and are paid in cash to the directors of the board on their death or retirement. Cash payment is determined at the volume weighted average of the closing market price of the Company's common shares for the last 10 trading days of the month.

During 2025, 12,100 DSUs were granted at a fair value of $1.6 (2024 – 11,446 units for $1.3), based on the closing market price of the Company's common shares at the grant date, and 61,642 DSUs were paid at a value of $7.0 (2024 - 39,424 DSUs at a value of $4.3).

23. Fair Value Measurements

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

During 2025, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

The following tables summarize the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis:

At December 31, 2025	Notes	Carrying Amount $	Level 1 $	Level 2 $	Level 3 $
Assets					
Investments held for self-insured liabilities	14	215.1	—	215.1	—
Derivative financial instruments	14,24	16.2	—	16.2	—
Liabilities					
Notes payable	16	364.7	—	—	364.7
Derivative financial instruments	19,24	3.8	—	3.8	—
At December 31, 2024					
Assets					
Investments held for self-insured liabilities	14	195.7	—	195.7	—
Derivative financial instruments	14,24	20.7	—	20.7	—
Liabilities					
Notes payable	16	116.8	—	—	116.8

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market.

The fair value of notes payable includes a forfeiture assumption which is not based on observable market data and as such, the valuation method is classified as level 3 in the fair value hierarchy. The forfeiture assumption is based on historical forfeiture experience, which has not been significant. For payments with terms greater than one year, the estimated liability is discounted using market rates of interest.

The following tables summarize the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis:

At December 31, 2025	Note	Carrying Amount $	Level 1 $	Level 2 $	Level 3 $
Senior unsecured notes	16	971.6	—	979.4	—
At December 31, 2024					
Senior unsecured notes	16	548.1	—	548.2	—

The fair value of senior unsecured notes is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

24. Financial Instruments

Total return swaps on share-based compensation units
The Company has total return swap (TRS) agreements with financial institutions to manage its exposure to changes in the fair value the Company's shares for certain cash-settled share-based payment obligations. The Company has designated the TRSs related to its RSUs as a cash flow hedge, with a notional amount of $31.7 maturing between 2026 and 2028.

The fair value of the TRSs are based on the difference between the hedged price and the fair value of the Company’s common shares and are recorded in other assets (note 14). For the year ended December 31, 2025, the TRSs related to the Company's RSUs had a fair value of $6.1 (2024 - $10.7), a gain of $5.1 ($3.8 net of tax) (2024 - $2.4

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

($1.8 net of tax)) in OCI, and a gain of $7.0 (2024 - gain of $5.5) was reclassified to the consolidated statements of income, in administrative and marketing expenses. The TRSs related to the Company's PSUs and DSUs, for which hedge accounting was not applied, had a net fair value of $7.0 (2024 - $8.2) and a gain of $9.2 (2024 - $1.1) which was recognized in administrative and marketing expenses in the consolidated statements of income.

There is an economic relationship between these TRSs and the obligation for RSUs because the terms of the two instruments match (i.e., notional amount and payment). The Company has established a hedge ratio of 1:1 for the hedging relationship as the underlying risk of the TRSs are identical to the hedged risk component.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at December 31, 2025, was $2,873.7 (2024 – $2,702.7).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Virtually all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At December 31, 2025, the days of revenue in trade receivables was 55 days (2024 – 61 days).

The lifetime ECLs relating to financial assets are outlined in the table below:

December 31, 2025	**Total $**	**1–30 $**	**31–60 $**	**61–90 $**	**91–120 $**	**121+ $**
Expected loss rate		**0.08 %**	**0.11 %**	**0.28 %**	**0.73 %**	**1.50 %**
Gross carrying amount	**2,253.7**	**1,731.7**	**274.7**	**106.1**	**41.0**	**100.2**
Loss allowance provision, end of the year	**3.7**	**1.3**	**0.3**	**0.3**	**0.3**	**1.5**
December 31, 2024						
Expected loss rate		0.07 %	0.11 %	0.25 %	0.55 %	1.49 %
Gross carrying amount	2,271.8	1,642.6	380.6	118.3	36.1	94.2
Loss allowance provision, end of the year	3.5	1.2	0.4	0.3	0.2	1.4

Bonds carried at FVOCI are considered to be low risk; therefore, the impairment provision is determined to be the 12-month ECL.

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 5% increase or decrease in equity prices at December 31, 2025, would increase or decrease the Company’s net income by $3.2 (2024 - $2.8), respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligations under these arrangements are based on the price of the Company's shares. The Company mitigates a significant portion of its exposure to this risk for its PSUs, RSUs, and DSUs by entering into TRSs.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $1.2 billion senior revolving credit facility, US$100 bilateral revolving credit facility, term loan and bilateral facilities, multicurrency, and overdraft credit facilities, and the issuance of common shares. The unused capacity of all credit facilities at December 31, 2025, was $1,325.4 (2024 – $563.2) and the Company also has access to additional funds of $600 under its syndicated credit facilities (note 16). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $
December 31, 2025				
Bank indebtedness	**29.6**	**29.6**	**—**	**—**
Trade and other payables	**1,125.3**	**1,125.3**	**—**	**—**
Lease liabilities	**829.4**	**142.9**	**275.6**	**410.9**
Long-term debt	**1,830.3**	**298.5**	**679.0**	**852.8**
Other financial liabilities	**24.2**	**15.4**	**8.8**	**—**
Total contractual obligations	**3,838.8**	**1,611.7**	**963.4**	**1,263.7**
December 31, 2024				
Bank indebtedness	17.1	17.1	—	—
Trade and other payables	1,018.7	1,018.7	—	—
Lease liabilities	741.6	140.4	266.6	334.6
Long-term debt	1,390.9	178.6	546.0	666.3
Other financial liabilities	7.7	6.8	0.9	—
Total contractual obligations	3,176.0	1,361.6	813.5	1,000.9

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its credit and term loan facilities are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. If the interest rate on the Company's credit and term loan facilities at December 31, 2025, was 1% higher or lower, with all other variables held constant, net income would decrease or increase by $3.4 (2024 - $5.3), respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, bank indebtedness, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

25. Capital Management

The Company's objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, payment of dividends, and opportunistic share repurchases under its NCIB program, while maintaining an adequate return for shareholders. The Company defines its capital as cash, the aggregate of long-term debt (including the current portion) and bank indebtedness, and shareholders' equity.

	December 31, 2025 $	December 31, 2024 $
Current portion of long-term debt	**291.0**	175.0
Non-current portion of long-term debt	**1,527.3**	1,208.5
Long-term debt	**1,818.3**	1,383.5
Bank indebtedness	**29.6**	17.1
Less: cash and cash equivalents	**(398.1)**	(228.5)
Net debt	**1,449.8**	1,172.1
Shareholders' equity	**3,240.4**	2,945.1
Total capital managed	**4,690.2**	4,117.2

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to NCIB, issue new shares, or raise or retire debt.

The Company is subject to various covenants related to its revolving credit facility, term loan and bilateral facilities, and senior unsecured notes, which are measured quarterly. The financial covenants include but are not limited to a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as the aggregate amount of indebtedness to EBITDA (on a pre-IFRS 16 basis) as defined by the syndicate senior credit facilities agreement. The interest coverage ratio is calculated as EBITDA to interest expense (pre-IFRS 16 basis). Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of these debt obligations.

The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2025.

26. Income Taxes

The effective income tax rate for operations in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31,	
	2025 %	2024 %
Income tax expense at statutory Canadian rates	**25.8**	25.0
Increase (decrease) resulting from:		
Rate differential on foreign income	**(2.1)**	(2.5)
Research and development and other tax credits	**(0.6)**	(0.8)
Non-deductible expenses and non-taxable income	**0.7**	0.7
Adjustments to prior year tax returns	**0.1**	(0.1)
	23.9	22.3

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Current income tax expense of $122.7 (2024 - $146.2) are from ongoing operations and major components of deferred income tax are as follows:

	For the year ended December 31,	
	2025	2024
	$	$
Origination and reversal of timing differences	**20.8**	(45.2)
Unrecognized tax losses and temporary differences and other	**7.1**	2.8
Deferred income tax expense (recovery)	**27.9**	(42.4)

Significant components of net deferred tax assets (liabilities) are as follows:

	December 31, 2025	December 31, 2024
	$	$
Deferred tax assets (liabilities)		
Lease liabilities	**176.8**	158.0
Differences in timing of taxability of revenue and deductibility of expenses	**165.4**	198.7
Loss and tax credit carryforwards	**42.0**	36.6
Other	**2.0**	2.9
Employee defined benefit plan	**(21.5)**	(16.9)
Carrying value of property and equipment in excess of tax cost	**(8.9)**	(24.7)
Carrying value of intangible assets in excess of tax cost	**(182.1)**	(192.8)
Lease assets	**(130.9)**	(106.1)
	42.8	55.7

The following is a reconciliation of net deferred tax assets (liabilities):

	December 31, 2025	December 31, 2024
	$	$
Balance, beginning of the year	**55.7**	66.2
Tax (expense) recovery during the year recognized in net income	**(27.9)**	42.4
Impact of foreign exchange	**(6.4)**	3.5
Tax effect on equity items	**(1.7)**	0.6
Deferred taxes acquired through business combinations	**23.1**	(57.0)
Balance, end of the year	**42.8**	55.7

At December 31, 2025, all loss carryforwards and deductible temporary differences available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements, except as noted below.

	December 31, 2025	December 31, 2024
	$	$
Non-capital tax losses:		
Expire (2025 to 2044)	**6.2**	7.2
Never expire	**58.5**	31.2
	64.7	38.4
Capital tax losses:		
Never expire	**0.4**	7.6
	65.1	46.0

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Deferred tax assets have not been recognized in respect of these temporary differences and losses, as well as foreign tax credits of $2.0 (2024 - $4.2), because they are restricted to certain jurisdictions and cannot be used elsewhere in the Company at this time.

On July 4, 2025, the US government signed the “One Big Beautiful Bill Act” (Bill) into law. This Bill introduced a broad range of tax reform provisions affecting businesses with varying effective dates for key provisions, including changes to the treatment of research and experimentation expenditures. The Bill did not significantly change the Company’s consolidated effective tax rate for the year ended December 31, 2025. However, the treatment of research and experimentation expenditures decreased deferred tax assets and increased income taxes recoverable. Certain provisions of the Bill will have an impact on the Company’s effective tax rates in future periods.

27. Net Interest Expense and Other Net Finance Expense

		For the year ended December 31,	
		2025	2024
	Note	**$**	$
Interest on credit facilities	16	**33.7**	53.9
Interest on lease liabilities	11	**31.1**	29.5
Interest on senior unsecured notes	16	**31.2**	20.1
Interest on other long-term debt		**19.1**	14.3
Total interest expense		**115.1**	117.8
Total interest income		**(14.9)**	(14.2)
Net interest expense		**100.2**	103.6
Other net finance expense		**1.8**	0.8
Net interest expense and other net finance expense		**102.0**	104.4

28. Revenue

Disaggregation of revenue

The Company provides professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics throughout North America and globally. The Company has five specialized business operating units: Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water. Revenue is derived principally under fee-for-service agreements with clients. Disaggregation of revenue by geographic area and service is included in note 33. Acquisitions increased deferred revenue by $137.8 (2024 - $35.0) and did not impact contract assets (note 7).

Revenue recognized in 2025 and included in deferred revenue at January 1, 2025, was $442.8 (2024 – $350.5). Revenue recognized in 2025 from performance obligations satisfied (or partially satisfied) in prior years was less than 1% (2024 – <1%) of the Company’s gross revenue.

Remaining performance obligations (contract backlog)

The aggregate amount of estimated revenue related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2025, was $8,570.2 (2024 – $7,823.9). This amount includes all contracts with customers but excludes variable consideration that is not highly probable. The Company expects to recognize approximately 71% (2024 – 72%) of this revenue as contracts are completed over the next 18 months with the remainder recognized thereafter.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

29. Employee Costs

	Note	For the year ended December 31, 2025 $	2024 $
Wages, salaries, and benefits		**4,671.5**	4,245.5
Pension costs		**140.7**	126.7
Net share-based compensation	22	**40.3**	43.0
Total employee costs		**4,852.5**	4,415.2
Direct labor		**2,965.8**	2,670.9
Indirect labor		**1,886.7**	1,744.3
Total employee costs		**4,852.5**	4,415.2

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

30. Other Income

	Note	For the year ended December 31, 2025 $	2024 $
Realized gain on investments		**(8.1)**	(4.6)
Gain on sale of intangible asset		**—**	(7.0)
Unrealized gain on equity securities	14	**(5.7)**	(6.1)
Other		**(4.4)**	4.1
Total other income		**(18.2)**	(13.6)

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

31. Cash Flow Information

A reconciliation of liabilities arising from financing activities for the year ended December 31, 2025, is as follows:

	Senior Unsecured Notes $	Revolving Credit and Term Loan Facilities $	Notes Payable $	Other Financing Obligations $	Lease Liabilities $	Total $
December 31, 2023	547.6	487.7	52.0	10.9	579.1	1,677.3
Statement of cash flows						
Net proceeds (repayments)	—	175.0	(38.6)	(62.5)	(124.1)	(50.2)
Non-cash changes						
Foreign exchange	—	1.5	5.0	2.6	24.3	33.4
Additions and modifications	—	(4.0)	—	67.1	100.1	163.2
Acquisitions	—	—	98.6	36.6	57.3	192.5
Other	0.5	1.4	(0.2)	2.3	5.5	9.5
December 31, 2024	548.1	661.6	116.8	57.0	642.2	2,025.7
Statement of cash flows						
Net proceeds (repayments)	422.8	(241.1)	(49.2)	(33.5)	(149.5)	(50.5)
Non-cash changes						
Foreign exchange	—	1.1	(0.4)	(1.3)	(5.2)	(5.8)
Additions and modifications	—	—	—	32.8	99.3	132.1
Acquisitions	—	—	291.2	1.7	109.0	401.9
Other	0.7	1.9	6.3	1.8	3.2	13.9
December 31, 2025	**971.6**	**423.5**	**364.7**	**58.5**	**699.0**	**2,517.3**

	December 31, 2025 **$**	December 31, 2024 $
Supplemental disclosure		
Income taxes paid, net of recoveries	**179.3**	112.7
Interest paid, net of receipts	**83.7**	96.6

Amounts for leases recognized in the consolidated statements of cash flows	For the year ended December 31,	
	2025 **$**	2024 $
Cash payments for the interest portion of lease liabilities	**31.1**	29.5
Cash payments for leases not included in the measurement of lease liabilities	**48.4**	52.5
Cash used in operating activities	**79.5**	82.0
Net cash used in financing activities	**149.5**	124.1
Total cash used for leases	**229.0**	206.1

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

32. Related-Party Disclosures

At December 31, 2025, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. The Company also enters into related-party transactions through a number of joint ventures, associates, and joint operations. These transactions involve providing or receiving services entered into in the normal course of business.

The following lists the most significant entities where the Company owns 100% of the voting and restricted securities.

Name	Jurisdiction of Incorporation
International Insurance Group Inc.	Barbados
Mustang Acquisition Holdings Inc.	Delaware, United States
Stantec Australia Holdings No.1 Pty Ltd	Australia
Stantec Australia Pty Ltd	Australia
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware V LLC	Delaware, United States
Stantec Delaware VI LLC	Delaware, United States
Stantec Global Capital Limited	United Kingdom
Stantec GS Inc.	Virginia, United States
Stantec Holdings GP ULC	Canada
Stantec Holdings LP	Canada
Stantec Holdings ULC	Canada
Stantec International Consulting, Inc.	Delaware, United States
Stantec New Zealand	New Zealand
Stantec Technology International Inc.	Delaware, United States
Stantec US Insurance Group, Inc.	Arizona, United States
Stantec UK Limited	United Kingdom

There are no significant restrictions on the Company's ability to access or use assets or to settle liabilities of its subsidiaries. Financial statements of all subsidiaries are prepared as at the same reporting date as the Company's.

Structured entities

At December 31, 2025, the Company had management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities and they are consolidated in the Company's consolidated financial statements.

The following lists the most significant structured entities that are consolidated in the Company's financial statements.

Name	Jurisdiction of Incorporation
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Geomatics Ltd.	Canada
Stantec International Inc.	Pennsylvania, United States

Joint operations

The Company also conducted its business through joint operations, the most significant of which are listed below.

Name	Ownership Interests	Jurisdiction
Stantec and WSP Gold Coast JV	70%	Australia
Galveston Coastal Service	50%	United States
RMTC-Stantec JV	50%	United States
Water Smart Alliance JV	45%	United States
Starr ll, a Joint Venture	37.5%	United States
WSM Pacific SIOP, a Joint Venture	32%	United States
Better Together (B2G) Joint Venture	10%	Australia

Joint ventures

The Company enters into transactions through its investments in joint ventures. The following table provides the total dollar amount for transactions that have been entered into with related parties.

	For the year ended December 31, 2025			For the year ended December 31, 2024		
	Sales to Related Parties $	**Distributions Paid $**	**Amounts Owed by Related Parties $**	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $
Joint ventures	**207.3**	**6.9**	**30.0**	143.0	0.9	24.5

Compensation of key management personnel and directors of the Company

		For the year ended December 31,	
	Note	**2025 $**	2024 $
Salaries and other short-term employment benefits		**21.3**	18.0
Directors' fees, including DSUs	22	**5.2**	5.2
Share-based compensation for key management	22	**18.3**	16.1
Total compensation		**44.8**	39.3

The Company's key management personnel include its Chief Executive Officer (CEO), Chief Operating Officers, Chief Financial Officer, Chief Practice Officer, Chief Growth & Innovation Officer, Chief Corporate Services Officer, and Executive Vice Presidents. In 2025, the retirement of the Chief Practice and Project Officer role was replaced with the Chief Practice Officer and the Chief Corporate Services Officer. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the year. Share-based compensation includes the fair value adjustment for the year.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

33. Segmented Information

The Company provides comprehensive professional services worldwide. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The Company's operating segments are based on its regional geographic areas.

The Company's reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the chief operating decision maker based on project margin and is measured consistently with project margin in the consolidated financial statements. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

Reportable segments

	For the year ended December 31, 2025			
	Canada $	**United States $**	**Global $**	**Consolidated $**
Gross revenue from external customers	**1,811.0**	**4,451.6**	**1,881.6**	**8,144.2**
Less subconsultants and other direct expenses and net revenue inter-segment allocations	**264.5**	**1,082.2**	**302.7**	**1,649.4**
Total net revenue	**1,546.5**	**3,369.4**	**1,578.9**	**6,494.8**
Direct payroll costs	717.2	1,519.0	729.6	2,965.8
Project margin	**829.3**	**1,850.4**	**849.3**	**3,529.0**

	For the year ended December 31, 2024			
	Canada $	United States $	Global $	Consolidated $
Gross revenue from external customers	1,665.5	4,113.6	1,720.9	7,500.0
Less subconsultants and other direct expenses and net revenue inter-segment allocations	238.5	1,072.9	322.0	1,633.4
Total net revenue	1,427.0	3,040.7	1,398.9	5,866.6
Direct payroll costs	670.3	1,354.6	646.0	2,670.9
Project margin	756.7	1,686.1	752.9	3,195.7

The following tables disclose disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information	**Non-Current Assets**		**Gross Revenue**	
			For the year ended December 31,	
	December 31, 2025 $	December 31, 2024 $	**2025 $**	2024 $
Canada	**664.8**	692.3	**1,811.0**	1,665.5
United States	**2,766.8**	2,020.7	**4,451.6**	4,113.6
United Kingdom	**363.8**	367.0	**661.0**	589.3
Australia	**321.1**	339.3	**383.9**	415.2
Other geographies	**553.6**	493.5	**836.7**	716.4
	4,670.1	3,912.8	**8,144.2**	7,500.0

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services	For the year ended December 31,	
	2025	2024
	$	$
Infrastructure	**2,088.0**	2,040.0
Water	**1,739.7**	1,567.6
Buildings	**1,970.2**	1,661.7
Environmental Services	**1,518.3**	1,491.7
Energy & Resources	**828.0**	739.0
Total gross revenue from external customers	**8,144.2**	7,500.0

Customers

The Company has a large number of clients in various industries and sectors of the economy. No individual customer exceeds 10% of the Company's gross revenue.

34. Investment Tax Credits

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2025, investment tax credits of $13.1 (2024 – $12.6) were recorded.

35. Event after the Reporting Period

Dividends

On February 25, 2026, the Company declared a dividend of $0.245 per share, payable on April 15, 2026, to shareholders of record on March 31, 2026.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Pikeview Quarry Mine Closure
Colorado, United States

Corporate Information

Board of Directors

Douglas K. Ammerman
Chair of the Board of Directors
Laguna Beach, California

Martin A. à Porta [2, 3]
Director
Zug, Switzerland

Shelley A. M. Brown [1]
Director
Saskatoon, Saskatchewan

Angeline G. Chen [1, 2]
Director
Bethesda, Maryland

Richard (Rick) A. Eng [1, 2]
Director
Vancouver, British Columbia

Gordon A. Johnston
President & Chief Executive Officer
Edmonton, Alberta

Christopher F. Lopez [1, 3]
Director
Calgary, Alberta

Marie-Lucie Morin [2, 3]
Director
Ottawa, Ontario

Celina J. Wang Doka [1, 3]
Director
Newport Beach, California

Corporate Officers

Gordon A. Johnston
President & Chief Executive Officer
Edmonton, Alberta

Vito Culmone
Executive Vice President,
Chief Financial Officer
Calgary, Alberta

John D. Take
Executive Vice President,
Chief Growth & Innovation Officer
Tucson, Arizona

Susan M. Reisbord
Executive Vice President,
Chief Operating Officer – North America
West Chester, Pennsylvania

Catherine M. Schefer
Executive Vice President,
Chief Operating Officer – Global
Warrington, United Kingdom

Kenna M. Fraser
Executive Vice President,
Chief Corporate Services Officer
Edmonton, Alberta

Ryan F. G. Roberts
Executive Vice President,
Chief Practice Officer
Calgary, Alberta

Asifa Samji
Executive Vice President,
Chief Human Resources Officer
Vancouver, British Columbia

Paul J. D. Alpern
Executive Vice President,
General Counsel
Edmonton, Alberta

Bjorn Morisbak
Executive Vice President,
Chief Corporate Development Officer
Edmonton, Alberta

---

[1] Member of Audit and Risk Committee
[2] Member of Corporate Governance
and Compensation Committee
[3] Member of Sustainability and Safety
Committee

ON THE COVER
Lavant Rushbed Project
Chichester, United Kingdom

Head Office
300-10220 103 Avenue NW
Edmonton, Alberta T5J 0K4 Canada
Ph: 780-917-7000
Fx: 780-917-7330
ir@stantec.com

Securities Exchange Listings
Stantec shares are listed on the
Toronto Stock Exchange and the
New York Stock Exchange under
the symbol STN.